As filed with the Securities and Exchange Commission on July 1, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-6

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF THE SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II

(Exact Name of Registrant)

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company of New York)

440 Mamaroneck Avenue

Harrison, NY 10528

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (800) 333-6524

Arthur D. Woods, Esq.

Transamerica Financial Life Insurance Company

570 Carillon Parkway

St. Petersburg, FL 33716

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:

Units of interest in flexible premium variable life insurance contracts

Registrant is filing this Registration Statement for the purpose of registering interests under a flexible premium variable life insurance contract on a new Form S-6, referencing its new depositor, Transamerica Financial Life Insurance Company (“TFLIC”). Interests under the Contracts were previously registered on Form S-6 (File No. 33-51794) and funded by ML of New York Variable Life Separate Account II (File No. 811-7152); Transamerica Advisors Life Insurance Company of New York (“TALICNY”) was the depositor. Upon effectiveness of the merger of TALICNY with and into TFLIC, (i) TFLIC became the obligor of the Contracts and (ii) Registrant, ML of New York Variable Life Separate Account II, was transferred intact to TFLIC.

MLNY Investor Life

Flexible Premium Variable Life Insurance Contract

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

ML of New York Variable Life Separate Account II

Supplement Dated July 1, 2014

to the

Prospectus dated May 1, 2001

Transamerica Financial Life Insurance Company (“TFLIC” or the “Company”) is amending the prospectus for certain flexible premium variable life insurance contracts referred to as MLNY Investor Life (the “Contracts”) for the purpose of providing information regarding the merger (the “Merger”) of the insurance company on your Contract, Transamerica Advisors Life Insurance Company of New York (“TALICNY”), with and into TFLIC. This supplement should be read and maintained with the prospectus for your Contract.

TALICNY no longer sells the Contracts. Following the Merger, TFLIC will not sell the former TALICNY Contracts.

The Merger. Effective on or about July 1, 2014, TALICNY merged with and into its affiliate, TFLIC. Before the Merger, TALICNY was the insurance company on the Contracts. Upon consummation of the Merger, TALICNY’s corporate existence ceased by operation of law, and TFLIC assumed legal ownership of all of the assets of TALICNY, including ML of New York Variable Life Separate Account II (the “separate account”) that funds the Contracts, and the assets of the separate account. As a result of the Merger, TFLIC became responsible for all liabilities and obligations of TALICNY, including those created under the Contracts. The Contracts have thereby become flexible premium variable life insurance contracts funded by a separate account of TFLIC. Accordingly, all references in the prospectus to Transamerica Advisors Life Insurance Company of New York are amended to refer to Transamerica Financial Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to change the company that provides your Contract benefits from TALICNY to TFLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from TFLIC that reflects the change from TALICNY to TFLIC.

The following replaces the contact information for the Service Center and principal executive offices of the depositor.

Service Center:

P.O. Box 19100

Greenville, South Carolina 29602-9100

1-800-354-5333

Facsimile 888-232-1657

www.tflic.com/ny

Principal Executive Office:

440 Mamaroneck Avenue

Harrison, NY 10528

The following investment options are available under the Contract.

BlackRock Series Fund, Inc.	BlackRock Variable Series Funds, Inc. (class I)

BlackRock Balanced Capital Portfolio	BlackRock Equity Dividend V.I. Fund

BlackRock Capital Appreciation Portfolio	BlackRock Basic Value V.I. Fund

BlackRock Global Allocation Portfolio	BlackRock Global Allocation V.I. Fund[1]

BlackRock High Yield Portfolio	BlackRock Global Opportunities V.I. Fund

BlackRock Large Cap Core Portfolio	BlackRock International V.I. Fund

BlackRock Money Market Portfolio	BlackRock Large Cap Growth V.I. Fund

BlackRock U.S. Government Bond Portfolio	BlackRock Large Cap Value V.I. Fund

BlackRock Total Return Portfolio	BlackRock Managed Volatility V.I. Fund[1]

BlackRock S&P 500 Index V.I. Fund

BlackRock Value Opportunities V.I. Fund

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (series I)	Zero Coupon Trust

Invesco V.I. American Franchise Fund	Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities

Invesco V.I. Core Equity Fund	Maturity Date – February 15, 2019

AllianceBernstein Variable Products Series Fund, Inc. (class A)	MFSR Variable Insurance TrustSM (initial shares)

AllianceBernstein VPS Large Cap Growth Portfolio	MFSR Growth Series

[1]	Closed to new investments and transfers of contract value into the Fund.

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The following replaces the heading FACTS ABOUT ML LIFE INSURANCE COMPANY OF NEW YORK, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, THE SEPARATE ACCOUNT, THE FUNDS, AND THE ZERO TRUSTS, and the descriptions of the insurance company depositor of the separate account that funds the Contract and the principal underwriter for the Contract that follows that heading.

FACTS ABOUT TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY, TRANSAMERICA CAPITAL INC., THE SEPARATE ACCOUNT, THE FUNDS, AND THE ZERO TRUSTS

Transamerica Financial Life Insurance Company (“TFLIC” or the “Company”)

Transamerica Financial Life Insurance Company was incorporated under the laws of the State of New York on October 3, 1947. It is engaged in the sale of life and health insurance and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non- insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is located at 440 Mamaroneck Avenue, Harrison, New York 10528, and is licensed in all states and the District of Columbia.

All obligations arising under the Contracts, including the promise to pay death benefit proceeds, are general corporate obligations of the Company. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the Contracts.

Transamerica Capital Inc.

Transamerica Capital, Inc. (“TCI”) is a broker/dealer engaged solely in the business of underwriting and wholesaling of variable annuities, variable life insurance and investment company securities. The company was incorporated in 1977 and is based in Denver, Colorado. Transamerica Capital Inc. operates as a subsidiary of AUSA Holding Company. TCI is the principal underwriter for the Contracts.

The following information should be added as a new section under the heading FACTS ABOUT THE CONTRACT:

Signature Guarantee

As protection against fraud, we require that the following transaction requests include a Medallion signature guarantee:

•	All written requests for surrenders (i.e. partial withdrawals and full surrenders) over $250,000;

•	Any non-electronic disbursement request made on or within 15 days of a change to the address of record for a contract owner’s account;

•	Any written disbursement request made on or within 15 days of an ownership change;

•	Any electronic disbursement on or within 15 days of a change to electronic fund transfer instructions;

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•	Any disbursement request when the Company has been directed to send proceeds to a different personal address from the address of record for the contract owner’s account. PLEASE NOTE: This requirement will not apply to disbursement requests made in connection with exchanges of one annuity contract for another with the same owner in a “tax-free exchange”;

•	All written requests for surrenders (i.e. partial withdrawals and full surrenders) when the Company does not have an originating or guaranteed signature on file.

You can obtain a Medallion signature guarantee from financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. This includes many:

•	National and state banks;

•	Savings banks and savings and loan associations;

•	Securities brokers and dealers; and

•	Credit unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

The following information should be added as new sections under the heading MORE ABOUT THE CONTRACT:

Market Timing and Disruptive Trading

Statement of Policy. This variable insurance contract was not designed to facilitate frequent or large trading through transfers among the investment divisions or between the investment divisions and the fixed account by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other contract owners, beneficiaries and underlying fund portfolios. The adverse effects include: (1) dilution of the interests of long-term investors in an investment division if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all contract owners invested in those investment divisions, not just those making the transfers.

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We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain investment divisions at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among investment divisions of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other contract owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any contract owners who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some contract owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some contract owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by contract owners or persons engaged in trading on behalf of contract owners.

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Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable life contract to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•	expressly limit the number or size of transfers in a given period except for certain investment divisions where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before we are able to detect it and take steps to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such contract owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other contract owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on contract owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

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Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Contract owners should be aware that we do not monitor transfer requests from contract owners or persons acting on behalf of contract owners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Contract owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual contract owners, and to restrict or prohibit further purchases or transfers by specific contract owners or persons acting on their behalf, if identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Contract owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual contract owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other contract owners of underlying fund portfolio shares, as well as the contract owners of all of the variable annuity or life insurance contracts, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from contract owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Unclaimed or Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance contracts) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on

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file with us up to date, including the names, contact information and identifying information for owners, insureds, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Financial Condition of the Company

We pay the benefits under your Contract from our general account assets and/or from your account value held in ML of New York Variable Life Separate Account II. It is important that you understand that payments of the benefits is not guaranteed and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for amounts you invest in the investment divisions of the separate account. Your investment in those investment divisions constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Contract that exceed your investment in the separate account, such as those associated with payment of the death benefit, are paid from our general account (not the separate account). Therefore, any amounts that we may be obligated to pay under the Contract in excess of your investment in the separate account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the Contracts supported by it. We issue other types of insurance contracts and financial products as well and we pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligations, we monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services, as well as the financial statements of the separate account, are located in the Statement of Additional Information (“SAI”). For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. In addition, the SAI is available on the SEC’s website at http://www.sec.gov.

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The following replaces the information provided in the Directors and Executive Officers section of the prospectus.

Directors and Executive Officers of Transamerica Financial Life Insurance Company

Name	Position(s) with the Company
William Brown, Jr.	Director
Steven E. Frushtick	Director
Peter P. Post	Director
Marc Cahn	Director, Senior Vice President, Assistant Secretary and Division General Counsel
Eric J. Martin	Controller
Peter G. Kunkel	Director, President and Chairman of the Board
Elizabeth Belanger	Director and Vice President
C. Michiel van Katwijk	Senior Vice President and Treasurer
John T. Mallett	Director and Vice President
Arthur D. Woods	Vice President

The following information replaces the Legal Proceedings section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contracts.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

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The following replaces the Experts section of the prospectus.

The financial statements of ML of New York Variable Life Separate Account II at December 31, 2013, and at December 31, 2012, and for the periods disclosed in those financial statements, and the statutory-basis financial statements and schedules of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2014

Transamerica Financial Life Insurance Company

Transamerica Financial Life Insurance Company

Balance Sheet—Statutory Basis

(Dollars in thousands, except per share amounts)(Unaudited)

As of March 31, 2014

Admitted Assets
Cash and invested assets:
Cash and short-term investments	$206,007
Bonds	7,548,871
Preferred stock	1,706
Common stock	5,878
Mortgage loans on real estate	537,291
Receivable for securities	3,263
Policy loans	64,769
Derivatives	19,777
Securities lending reinvested collateral assets	461,134
Other invested assets	82,882
Receivables for derivatives cash collateral posted to counterparty	157

Total cash and invested assets	8,931,735

Premiums deferred and uncollected	11,652
Investment income due and accrued	83,990
Reinsurance receivable	16,004
Net deferred tax asset	41,509
Accounts receivable	35,796
Guaranty funds receivable	6,158
Estimated premium tax offset on the provision for future guarantee fund assessments	4,679
Other assets	1,705
Separate account assets	20,962,667

Total admitted assets	$30,095,895

Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	916,905
Annuity	6,205,566
Accident and Health	133,831
Policy and contract claim reserves
Life	20,087
Accident and Health	14,044
Liability for deposit-type contracts	56,853
Other policyholders’ funds	1,629
Federal income taxes payable	14,353
Transfers from separate accounts due or accrued	(155,391)
Amounts withheld or retained	10,545
Taxes, licenses and fees due and accrued	7,424
Remittances and items not allocated	113,374
Borrowed money	20,419
Asset valuation reserve	130,019
Interest maintenance reserve	86,524
Funds held under coinsurance and other reinsurance treaties	336
Reinsurance in unauthorized companies	488
Payable to parent, subsidiaries and affiliates	16,492
Other liabilities	13,013
Deferred gain on assumption of reinsurance transaction	14,953
Payable for derivative cash collateral	204
Commissions and expense allowances payable on reinsurance assumed	10,868
Payable for securities	9,267
Derivatives	40,446
Payable for securities lending	461,134
Separate account liabilities	20,962,659

Total liabilities	29,106,042

Capital and surplus:
Common stock, $125 par value, 16,466 shares authorized, issued and outstanding	2,058
Preferred stock, $10 par value, 44,175 shares authorized, issued and outstanding	442
Surplus notes	150,000
Paid-in surplus	849,460
Special surplus	8,124
Unassigned surplus	(20,231)

Total capital and surplus	989,853

Total liabilities and capital and surplus	$30,095,895

Transamerica Financial Life Insurance Company

Statement of Operations—Statutory Basis

(Dollars in thousands)(Unaudited)

For the Three Months Ended March 31, 2014

Revenues:
Premiums and other considerations, net of reinsurance
Life	$32,821
Annuity	1,445,548
Accident and Health	25,574
Net investment income	99,571
Amortization of interest maintenance reserve	3,825
Commissions and expense allowances on reinsurance ceded	11,205
Income from fees associated with investment management, administration and contract guarantees for separate accounts	37,714
Income from fees associated with investment management and administration for general account	8,914
Other income	9,555

1,674,727

Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	26,360
Annuity benefits	26,486
Surrender benefits	1,123,318
Other benefits	1,981
Decrease in aggregate reserves for policies and contracts:
Life	(54,030)
Accident and Health	2,754

1,126,869

Insurance expenses:
Commissions	43,538
General insurance expenses	37,148
Taxes, licenses and fees	2,896
Net transfers to separate accounts	411,601
Experience refunds	123
Other benefits	(467)

494,839

1,621,708

Gain from operations before federal income tax expense and net realized capital losses on investments	53,019

Federal income tax benefit	12,247

Gain from operations before net realized capital losses on investments	40,772

Net realized capital losses on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	(9,100)

Net income	$31,672

Transamerica Financial Life Insurance Company

Statement of Changes in Capital and Surplus—Statutory Basis

(Dollars in thousands)(Unaudited)

	Common Stock	Preferred Stock	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2014	$2,058	$442	$150,000	$849,460	$8,085	$(75,468)	$934,577
Net income	0	0	0	0	39	31,633	31,672
Change in net unrealized capital gains and losses, net of tax	0	0	0	0	0	12,334	12,334
Change in net unrealized foreign exchange capital gain	0	0	0	0	0	30	30
Change in net deferred income tax asset	0	0	0	0	0	10,599	10,599
Change in non-admitted assets	0	0	0	0	0	(4,499)	(4,499)
Change in asset valuation reserve	0	0	0	0	0	5,140	5,140

Balance at March 31, 2014	$2,058	$442	$150,000	$849,460	$8,124	$(20,231)	$989,853

Transamerica Financial Life Insurance Company

Statement of Cash Flow—Statutory Basis

(Dollars in thousands)(Unaudited)

For the Three Months Ended March 31, 2014

Operating Activities
Premiums collected, net of reinsurance	$1,503,233
Net investment income	105,887
Miscellaneous income	67,061
Benefit and loss related payments	(1,178,700)
Commissions, expenses paid and aggregate write-ins for deductions	(85,984)
Net transfers to separate accounts	(438,465)
Federal and foreign income taxes paid	(1,510)

Net cash provided by operating activities	(28,478)

Investing Activities
Proceeds from investments sold, matured or repaid:
Bonds	301,933
Common Stock	475
Mortgage loans	23,048
Other invested assets	15,444
Miscellaneous proceeds	12,661

Total investment proceeds	353,561

Cost of investments acquired:
Bonds	(240,711)
Common Stock	(100)
Mortgage loans	(9,250)
Other invested assets	(633)
Securities lending reinvested collateral assets	(30,456)
Miscellaneous applications	(8,725)

Total cost of investments acquired	(289,875)
Net decrease in policy loans	(217)

Net cost of investments acquired	(290,092)

Net cash used in investing activities	63,469

Financing Activities
Net withdrawals on deposit-type contracts and other insurance liabilities	171
Borrowed funds	388
Funds withheld under reinsurance treaties with unauthorized reinsurers	173
Payable to parent, subsidiaries and affiliates	16,127
Payable for securities lending	30,456
Other cash (used) provided	(1,244)

Net cash provided by financing activities	46,071

Net decrease in cash, cash equivalents and short-term investments	81,062

Cash, cash equivalents and short-term investments:
Beginning of year	124,945

End of year	$206,007

Transamerica Financial Life Insurance Company

Notes to Financial Statements—Statutory Basis

(Dollars in thousands)(Unaudited)

For the Three Months Ended March 31, 2014

1. Basis of Presentation

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 2013.

2. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Iowa. Effective January 1, 2001, the State of Iowa required that insurance companies domiciled in the State of Iowa prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual—Version effective January 1, 2001, subject to any deviations prescribed or permitted by the State of Iowa Commissioner of Insurance.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual—Version effective January 1, 2001 are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus that would have been reported at the date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $26,535 as of January 1, 2001. Making up this amount was the establishment of deferred tax assets in the amount of $19,123 and the release of mortgage loan prepayment fees from the IMR of $11,152, offset by the establishment of a vacation accrual amount of $630 and the release of mortgage loan origination fees of $3,110.

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Transamerica Financial Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Transamerica Financial Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, IA 50309-2764	Tel: +1 515 243 2727 Fax: +1 515 362 7200

Report of Independent Auditors

The Board of Directors

Transamerica Financial Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Financial Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of New York the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 11, 2014

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Bonds	$7,614,084	$7,413,206
Preferred stocks	1,706	1,573
Common stocks
Affiliated entities (cost: 2013—$4,212 ; 2012—$5,814)	4,217	6,573
Unaffiliated entities (cost: 2013— $1,616 ; 2012— $3,950)	1,954	5,113
Mortgage loans on real estate	551,082	544,544
Policy loans	64,552	60,041
Cash, cash equivalents and short-term investments	124,946	587,426
Derivatives	15,940	41,613
Other invested assets	97,025	95,315
Receivables for derivatives cash collateral posted to counterparty	157	—
Securities lending reinvested collateral assets	430,678	258,143

Total cash and invested assets	8,906,341	9,013,547
Premiums deferred and uncollected	10,466	11,297
Due and accrued investment income	88,061	87,584
Net deferred income tax asset	41,598	69,021
Reinsurance receivable	16,252	14,782
Receivable from parent, subsidiaries and affiliates	—	87,032
Accounts receivable	32,721	67,897
Estimated premium tax offset on the provision for future guarantee fund assessments	4,679	16,319
Other admitted assets	9,038	1,110
Separate account assets	20,293,235	17,590,145

Total admitted assets	$29,402,391	$26,958,734

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$915,424	$842,238
Annuity	6,261,077	6,685,096
Accident and health	131,076	125,546
Policy and contract claim reserves:
Life	24,337	15,509
Annuity	407	437
Accident and health	11,283	11,356
Liability for deposit-type contracts	57,553	61,391
Other policyholders’ funds	1,158	968
Federal income taxes payable	4,010	37,507
Transfers from separate accounts due or accrued	(128,528)	(109,165)
Amounts withheld or retained	11,203	14,876
Remittances and items not allocated	109,543	197,241
Borrowed money	20,029	67,407
Asset valuation reserve	135,159	118,108
Interest maintenance reserve	91,711	102,036
Funds held under coinsurance and other reinsurance treaties	162	201
Reinsurance in unauthorized companies	488	518
Commissions and expense allowances payable on reinsurance assumed	10,152	12,497
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	365	—
Derivatives	53,183	12,704
Payable for securities lending	430,678	258,143
Taxes, licenses and fees due or accrued	9,264	33,603
Payable for derivative cash collateral	1,301	20,334
Deferred gain on assumption of reinsurance transaction	15,559	17,984
Other liabilities	7,993	6,043
Separate account liabilities	20,293,227	17,590,139

Total liabilities	28,467,814	26,122,719
Capital and surplus:
Common stock, $125 per share par value, 16,466 shares authorized, issued and outstanding	2,058	2,058
Preferred stock, $10 per share par value, 44,175 shares authorized, issued and outstanding	442	442
Surplus notes	150,000	150,000
Paid-in surplus	849,460	849,460
Special surplus	8,085	6,660
Unassigned deficit	(75,468)	(172,605)

Total capital and surplus	934,577	836,015

Total liabilities and capital and surplus	$29,402,391	$26,958,734

See accompanying notes.

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$140,211	$127,077	$(378,419)
Annuity	5,023,344	4,733,483	4,738,804
Accident and health	83,115	79,788	66,085
Net investment income	406,880	427,128	463,530
Amortization of interest maintenance reserve	17,702	17,065	16,416
Commissions and expense allowances on reinsurance ceded	61,037	58,516	(52,546)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	139,374	125,160	114,076
Consideration on reinsurance transaction	770	—	75,821
Income from fees associated with investment management and administration for general account	32,592	22,885	35,591
IMR adjustment due to reinsurance	—	—	13,086
Other income	35,019	28,867	24,308

	5,940,044	5,619,969	5,116,752
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	107,202	82,522	145,511
Annuity benefits	115,999	121,593	105,868
Surrender benefits	4,252,300	4,039,973	3,671,197
Other benefits	6,946	5,689	8,152
Increase (decrease) in aggregate reserves for policies and contracts:
Life	73,186	56,740	(379,626)
Annuity	(424,019)	(243,529)	193,394
Accident and health	5,530	4,893	1,742

	4,137,144	4,067,881	3,746,238
Insurance expenses:
Commissions	160,838	161,079	152,964
General insurance expenses	125,854	120,202	143,542
Taxes, licenses and fees	7,507	10,206	18,065
Net transfers to separate accounts	1,194,031	942,930	1,143,898
Experience refunds	450	476	85,372
Interest on surplus notes	9,375	9,375	9,375
Consideration on reinsurance recaptured and novated	—	12,732	—
Other benefits	(3,347)	(5,002)	(3,715)

	1,494,708	1,251,998	1,549,501

Total benefits and expenses	5,631,852	5,319,879	5,295,739

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments	$308,192	$300,090	$(178,987)

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Federal income tax expense	$14,157	$110,930	$44,789

Gain (loss) from operations before net realized capital gains (losses) on investments	294,035	189,160	(223,776)
Net realized capital (losses)/gains on investments (net of related federal income taxes and amounts tranferred to interest maintenance reserve)	(67,892)	8,817	(43,004)

Net income (loss)	$226,143	$197,977	$(266,780)

See accompanying notes.

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at January 1, 2011	$2,058	$442	$31,476	$150,000	$849,460	$4,581	$(243,350)	$794,667
Net income (loss)	—	—	—	—	—	215	(266,995)	(266,780)
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	48,801	48,801
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	(793)	(793)
Change in nonadmitted assets	—	—	—	—	—	—	19,988	19,988
Change in asset valuation reserve	—	—	—	—	—	—	1,914	1,914
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	601	601
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	520	520
Surplus withdrawn from separate account	—	—	—	—	—	—	965	965
Other changes in surplus in separate account statement	—	—	—	—	—	—	(860)	(860)
Change in net deferred income tax asset	—	—	—	—	—	—	(7,754)	(7,754)
Change in surplus as result of reinsurance	—	—	—	—	—	—	400,760	400,760
Change in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(3,546)	—	—	—	—	(3,546)
Correction of error-asset valuation reserve	—	—	—	—	—	—	6,248	6,248
Correction of error-TLIC novation of group annuity policies	—	—	—	—	—	—	(2,590)	(2,590)
Dividends to stockholders	—	—	—	—	—	—	(300,000)	(300,000)

Balance at December 31, 2011	2,058	442	27,930	150,000	849,460	4,796	(342,545)	692,141
Net income	—	—	—	—	—	1,864	196,113	197,977
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	(47,417)	(47,417)
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	771	771
Change in nonadmitted assets	—	—	—	—	—	—	4,232	4,232
Change in asset valuation reserve	—	—	—	—	—	—	(16,152)	(16,152)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	288	288
Surplus withdrawn from separate account	—	—	—	—	—	—	(152)	(152)
Other changes in surplus in separate account statement	—	—	—	—	—	—	(55)	(55)
Change in net deferred income tax asset	—	—	—	—	—	—	(12,128)	(12,128)
Change in surplus as result of reinsurance	—	—	—	—	—	—	36,456	36,456
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	—	(27,930)	—	—	—	27,930	—
Correction of error-GMWB reserve	—	—	—	—	—	—	(19,946)	(19,946)

Balance at December 31, 2012	$2,058	$442	$—	$150,000	$849,460	$6,660	$(172,605)	$836,015

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at December 31, 2012	$2,058	$442	$—	$150,000	$849,460	$6,660	$(172,605)	$836,015
Net income	—	—	—	—	—	1,425	224,718	226,143
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	(44,446)	(44,446)
Change in nonadmitted assets	—	—	—	—	—	—	(10,951)	(10,951)
Change in asset valuation reserve	—	—	—	—	—	—	(11,971)	(11,971)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	30	30
Other changes in surplus in separate account statement	—	—	—	—	—	—	2	2
Change in net deferred income tax asset	—	—	—	—	—	—	(40,501)	(40,501)
Change in surplus as result of reinsurance	—	—	—	—	—	—	(14,664)	(14,664)
Correction of error-asset valuation reserve	—	—	—	—	—	—	(5,080)	(5,080)

Balance at December 31, 2013	$2,058	$442	$—	$150,000	$849,460	$8,085	$(75,468)	$934,577

See accompanying notes.

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$5,247,885	$4,939,853	$4,483,991
Net investment income	412,947	440,693	481,777
Miscellaneous income	258,743	273,207	592,123
Benefit and loss related payments	(4,480,068)	(4,271,352)	(4,032,966)
Net transfers to separate accounts	(1,213,394)	(992,548)	(1,246,079)
Commissions, expenses paid and aggregate write-ins for deductions	(345,457)	(368,756)	(337,782)
Federal and foreign income taxes paid	(51,874)	(98,109)	(20,425)

Net cash used in operating activities	(171,218)	(77,012)	(79,361)
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	1,371,997	2,068,919	1,767,840
Preferred stock	1,002	1,291	—
Common stock	4,196	514	2,041
Mortgage loans	130,224	159,142	199,996
Other invested assets	12,460	16,285	23,669
Securities lending reinvested collateral assets	—	217,909	798
Miscellaneous proceeds	1,444	10,801	23,856

Total investment proceeds	1,521,323	2,474,861	2,018,200
Costs of investments acquired:
Bonds	(1,570,360)	(1,629,354)	(1,486,259)
Preferred stock	(1,245)	(521)	(618)
Common stock	(187)	(3,892)	(1,694)
Mortgage loans	(137,041)	(80,113)	(55,689)
Other invested assets	(16,237)	(14,161)	(12,955)
Securities lending reinvested collateral assets	(172,535)	—	—
Miscellaneous applications	(67,942)	(12,500)	(32,729)

Total cost of investments acquired	(1,965,547)	(1,740,541)	(1,589,944)
Net (increase) decrease in policy loans	(4,511)	(4,183)	6,530

Net cost of investments acquired	(1,970,058)	(1,744,724)	(1,583,414)

Net cash (used in) provided by investing activities	(448,735)	730,137	434,786

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net (withdrawals)/deposits on deposit-type contracts and other insurance liabilities	$(148)	$823	$(65,804)
Borrowed funds	(47,219)	67,189	—
Dividends to stockholders	—	—	(300,000)
Funds withheld under reinsurance treaties with unauthorized reinsurers	147	(226)	288
Receivable from parent, subsidiaries and affiliates	87,032	(65,789)	(1,496)
Payable to parent, subsidiaries and affiliates	365	(22,062)	(1,967)
Payable for securities lending	172,535	(217,909)	(798)
Other cash (applied) provided	(55,239)	(5,828)	54,106

Net cash provided (used in) by financing and miscellaneous activities	157,473	(243,802)	(315,671)

Net (decrease) increase in cash, cash equivalents and short-term investments	(462,480)	409,323	39,754
Cash, cash equivalents and short-term investments:
Beginning of year	587,426	178,103	138,349

End of year	$124,946	$587,426	$178,103

See accompanying notes.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Data)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Transamerica Financial Life Insurance Company (the Company) is a stock life insurance company and is majority owned by Aegon USA, LLC. (Aegon) and minority owned by Transamerica Life Insurance Company (TLIC). Both Aegon and TLIC are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company sells fixed and variable pension and annuity products, group life coverages, life insurance, investment contracts, structured settlements and guaranteed interest contracts and funding agreements. The Company is licensed in 50 states and the District of Columbia. Sales of the Company’s products are primarily through brokers.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services (formerly known as the Department of Insurance of the State of New York), which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers,

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies,

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by New York Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued of $902 and $568, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may purchase foreign denominated assets or issue foreign denominated liabilities and use forward rate agreements to hedge foreign currency risk associated with these products. These forward agreements are marked to the current forward rate on the financial statements and cash payments and/or receipts are recognized as realized gains or losses.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a highly rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Separate Accounts

The majority of the separate accounts held by the Company represent funds which are administered for pension plans. The assets in the managed separate accounts consist of common stock, long-term bonds, real estate and short-term investments. The non-managed separate accounts are invested by the Company in a corresponding portfolio of Diversified Investors Portfolios. The portfolios are registered under the Investment Company Act of 1940, as amended, as open-ended, diversified, management investment companies.

Except for some guaranteed separate accounts, which are carried at amortized cost, the assets are carried at fair value, and the investment risks associated with fair value changes are borne entirely by the policyholder. Some of the guaranteed separate accounts provide a guarantee of principal and some include an interest guarantee of 4% or less, so long as the contract is in effect. Separate account asset performance less than guaranteed requirements is transferred from the general account and reported in the statements of operations.

Assets held in trust for purchases of separate account contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $4,481,656, $4,163,452 and $4,218,991, in 2013, 2012 and 2011, respectively. In addition, the Company received $139,375, $125,160 and $114,076, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 3.50 to 11.00 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed interest contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with a cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. On group annuity deposit funds not involving life contingencies, tabular interest has been determined by adjusting the interest credited to group annuity deposits. On other funds not involving life contingencies, tabular interest has been determined by formula.

During 2011, the Company implemented a new actuarial valuation system, ARCVAL. This system allows for a more accurate calculation of continuous reserves and the use of select factors in calculating deficiency reserves. As a result of implementing the new system, the Company recorded a decrease in deficiency and non-deduction reserves of

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

$520, which had a corresponding adjustment to unassigned surplus.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Considerations received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims
	Liability			Unpaid Claims
	Beginning	Claims	Claims	Liability End
	of Year	Incurred	Paid	of Year
Year ended December 31, 2013
2013	$—	$51,583	$25,596	$25,987
2012 and prior	33,843	(5,347)	20,270	8,226

	33,843	$46,236	$45,866	34,213

Active life reserve	103,059			108,146

Total accident and health reserves	$136,902			$142,359

	Unpaid Claims
	Liability			Unpaid Claims
	Beginning	Claims	Claims	Liability End
	of Year	Incurred	Paid	of Year
Year ended December 31, 2012
2012	$—	$50,385	$24,865	$25,520
2011 and prior	36,644	(8,194)	20,127	8,323

	36,644	$42,191	$44,992	33,843

Active life reserve	99,571			103,059

Total accident and health reserves	$136,215			$136,902

The Company’s unpaid claims reserve was decreased by $5,347 and $8,194 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $740 and $714, respectively. The Company incurred $1,305 and paid $1,279 of claim adjustment expenses during 2013, of which $626 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $473 and paid $580 of claim adjustment expenses during 2012, of which $264 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

During 2011, the Company entered into a retrocession reinsurance contract and subsequent novation agreements with respect to each of the unaffiliated retroceded reinsurance contracts. The retrocession reinsurance contract transferred the Company’s liabilities to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, and subsequently facilitated the ultimate novation of third party retrocession reinsurance contracts in support of the exiting of the reinsurance operations. No additional net consideration was contemplated upon execution of the novation agreements. Therefore, the Company had the same net retained risk of zero both prior to and subsequent to the execution of the novations.

SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance, defines novation agreements as one which extinguishes one entity’s liability and moves it to another entity, which is applicable under this situation. The retrocession agreement had all references to the Company removed and replaced with SCOR upon completion of the novations. SSAP No. 61 does not specifically address novation and releases related to retrocession agreements, however as both cedents and retrocessionaires in this situation are a party to the agreement, the intent of the novation and release appears to be consistent with the application for direct cedents application of the standard. Therefore, the Company reported the novation and release similar to a novation, as outlined in paragraphs 53-56 of SSAP No. 61, with direct adjustments to the balance sheet.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operations of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $27,930 at December 31, 2011, from Aggregate Write-ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $27,930, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position and did not require any additional disclosures.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100 to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision requires a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions of SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

2. Prescribed and Permitted Statutory Accounting Practices

The New York Department of Financial Services recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The State of New York has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Section 1414 of the New York Insurance Law, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

3. Accounting Changes and Correction of Errors

During 2013, the Company discovered an investment in a guaranteed investment contract within the Company’s separate account was not included in the calculation of the AVR as of December 31, 2012. The impact of this omission was an understatement of the asset valuation reserve and overstatement of capital and surplus of $5,080 as of December 31, 2012. This was corrected in 2013 and is reflected as a correction of an error in the capital and surplus accounts of the Summary of Operations.

During 2012, the Company determined that the model used for a particular guaranteed minimum withdrawal benefit product was not appropriately calculating the correct policyholder benefit guarantee values which are used when determining benefit reserves. The correction of this error resulted in an increase in the reserves associated with this product in the amount of $19,946 as of December 31, 2011, and is presented as a separate charge in capital and surplus within the statement of changes in capital and surplus.

The Company incorrectly calculated the mortgages component of the AVR as of December 31, 2010. The maximum Mortgage Experience Adjustment Factor (MEAF) was used in the calculation when lower factors should have been used. As a result, the AVR balance was overstated by $6,248. This was corrected in 2011, and the Company reflected the surplus impact of the correction as a separate change in unassigned surplus within the statement of changes in capital and surplus.

During 2011, the Company determined that too many contracts were novated to TLIC, an affiliated company, in a reinsurance transaction that was effective January 1, 2010. Correcting this error resulted in a reduction in the initial gain recognized on the novation of $7,765, partially offset by an adjustment to the statement of operations for retention of the policies that should have been retained by the Company of $5,175. The net amount of $2,590 is reflected as a separate change in unassigned surplus within the statement of changes in capital and surplus.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1	-	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2	-	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3	-	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parents, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third party pricing services or are valued in the same manner as the

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$67,194	$67,194	$—	$67,194	$—	$—
Short-term notes receivable from affiliates	50,000	50,000	—	50,000	—	—
Bonds	7,922,846	7,614,084	710,978	7,083,570	128,298	—
Preferred stocks, other than affiliates	2,715	1,706	—	2,715	—	—
Common stocks, other than affiliates	1,954	1,954	1,954	—		—
Mortgage loans on real estate	570,933	551,082	—	—	570,933	—
Other invested assets	27,482	25,613	—	27,482	—	—
Interest rate swaps	12,436	12,436	—	12,436	—	—
Currency swaps	254	254	—	254	—	—
Credit default swaps	5,751	3,250	—	5,751	—	—
Policy loans	64,552	64,552	—	64,552	—	—
Securities lending reinvested collateral	430,659	430,678	—	430,659	—	—
Separate account assets	20,271,856	20,293,235	10,592,553	9,637,890	41,413	—

Liabilities
Investment contract liabilities	5,652,539	5,584,149	—	1,353	5,651,186	—
Interest rate swaps	38,846	44,714	—	38,846	—	—
Currency swaps	1,622	1,476	—	1,622	—	—
Credit default swaps	(1,703)	6,140	—	(1,703)	—	—
Equity Swaps	853	853	—	853	—	—
Payable to parent, subsidiaries and affiliates	365	365	—	365	—	—
Separate account annuity liabilities	19,918,930	19,912,005	—	12,644,802	7,274,127	—
Surplus notes	156,810	150,000	—	—	156,810	—

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2012
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$528,981	$528,981	$—	$528,981	$—	$—
Short-term notes receivable from affiliates	54,700	54,700	—	54,700	—	—
Bonds	8,191,209	7,413,206	726,198	7,397,594	67,417	—
Preferred stocks, other than affiliates	2,241	1,573	—	2,241	—	—
Common stocks, other than affiliates	5,113	5,113	3,111	—	2,002	—
Mortgage loans on real estate	581,335	544,544	—	—	581,335	—
Other invested assets	20,653	19,088	—	20,653	—	—
Interest rate swaps	39,746	39,331	—	39,746	—	—
Currency swaps	142	—	—	142	—	—
Credit default swaps	3,083	1,399	—	3,083	—	—
Foreign currency forward	883	883	—	883	—	—
Policy loans	60,041	60,041	—	60,041	—	—
Securities lending reinvested collateral	257,972	258,143	—	257,972	—	—
Receivable from parent, subsidiaries and affiliates	87,032	87,032	—	87,032	—	—
Separate account assets	17,781,262	17,590,145	7,982,621	9,726,976	71,665	—

Liabilities
Investment contract liabilities	5,989,132	5,953,575	—	3,481,554	2,507,578	—
Interest rate swaps	7,024	5,575	—	7,024	—	—
Currency swaps	—	153	—	—	—	—
Credit default swaps	2,946	5,743	—	2,946	—	—
Foreign currency forward	1,233	1,233	—	1,233	—	—
Separate account annuity liabilities	17,231,486	17,204,274	—	9,936,870	7,294,616	—
Surplus notes	167,085	150,000	—	—	167,085	—

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,501	$—	$15,501
Industrial and miscellaneous	—	4,708	9,714	14,422

Total bonds	—	20,209	9,714	29,923
Common stock
Industrial and miscellaneous	1,954	—	—	1,954

Total common stock	1,954	—	—	1,954
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	500	—	500
Money market mutual fund	—	66,693	—	66,693
Intercompany notes	—	50,000	—	50,000

Total short-term	—	117,194	—	117,194
Derivative assets	—	12,690	—	12,690
Separate account assets	10,592,553	2,490,653	—	13,083,206

Total assets at fair value	$10,594,507	$2,640,746	$9,714	$13,244,967

Liabilities:
Derivative liabilities	$—	$41,321	$—	$41,321

Total liabilites at fair value	$—	$41,321	$—	$41,321

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$6,412	$11,390	$17,802

Total bonds	—	6,412	11,390	17,802
Common stock
Industrial and miscellaneous	3,111	—	2,002	5,113

Total common stock	3,111	—	2,002	5,113
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	446,681	—	446,681
Money market mutual fund	—	82,102	—	82,102
Intercompany notes	—	54,700	—	54,700
Sweep account	—	196	—	196

Total short-term	—	583,680	—	583,680
Derivative assets	—	34,734	—	34,734
Separate account assets	7,982,621	2,388,209	—	10,370,830

Total assets at fair value	$7,985,732	$3,013,035	$13,392	$11,012,159

Liabilities:
Derivative liabilities	$—	$350	$—	$350

Total liabilites at fair value	$—	$350	$—	$350

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other marketable observable data or internal modeling which utilize inputs that are not market observable.

Common stock in Level 3 is comprised primarily of warrants valued using broker quotes.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Separate account assets in Level 2 are valued using inputs from third party pricing services or are valued and classified in the same way as general account assets (described above).

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$723	$—	$245	$(254)	$203
Other	10,667	—	—	(415)	667
Common stock	2,002	—	—	—	(1,196)

Total	$13,392	$—	$245	$(669)	$(326)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$427
Other	—	—	—	1,632	9,287
Common stock	—	—	80	726	—

Total	$—	$—	$80	$2,358	$9,714

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,076	$1,237	$605	$(1,599)	$979
Other	9,902	—	—	337	2,165
Common stock	3,496	—	—	—	(1,494)

Total	$14,474	$1,237	$605	$(1,262)	$1,650

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$365	$723
Other	—	—	—	1,737	10,667
Common stock	—	—	—	—	2,002

Total	$—	$—	$—	$2,102	$13,392

(a)	Recorded as a component of Net Realized Capital Gains/Losses on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributable to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being internally modeled, thus causing the transfer into Level 3 during 2012.

Transfers out for bonds were partly attributable to securities being valued using broker quotes which utilize unobservable inputs at December 31, 2012, subsequently changing to being valued using third party vendor inputs during 2013. In addition, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012. Also, transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

5. Investments

The carrying amounts and estimated fair value of investments in bonds and preferred stocks are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$723,664	$20,596	$35	$39,791	$704,434
State, municipal and other government	156,405	7,460	4,755	666	158,444
Hybrid securities	99,366	6,415	5,476	154	100,151
Industrial and miscellaneous	5,206,107	327,974	9,109	49,457	5,475,515
Mortgage and other asset-backed securities	1,428,542	81,874	13,044	13,070	1,484,302

	7,614,084	444,319	32,419	103,138	7,922,846
Unaffiliated preferred stocks	1,706	1,009	—	—	2,715

	$7,615,790	$445,328	$32,419	$103,138	$7,925,561

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$612,515	$101,850	$—	$1	$714,364
State, municipal and other government	168,249	20,558	8,472	—	180,335
Hybrid securities	92,265	7,277	10,909	—	88,633
Industrial and miscellaneous	5,005,463	583,125	1,170	3,833	5,583,585
Mortgage and other asset-backed securities	1,534,714	114,427	23,912	937	1,624,292

	7,413,206	827,237	44,463	4,771	8,191,209
Unaffiliated preferred stocks	1,573	1,049	381	—	2,241

	$7,414,779	$828,286	$44,844	$4,771	$8,193,450

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 76 and 80 securities with a carrying amount of $281,161 and $266,840 and an unrealized loss of $32,419 and $44,844 with an average price of 88.5 and 83.2 (fair

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

value/amortized cost). Of this portfolio, 70.19% and 48.05% were investment grade with associated unrealized losses of $19,689 and $20,046, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 291 and 55 securities with a carrying amount of $1,860,688 and $234,770 and an unrealized loss of $103,138 and $4,771 with an average price of 94.5 and 98.0 (fair value/amortized cost). Of this portfolio, 96.86% and 76.98% were investment grade with associated unrealized losses of $100,950 and $3,649, respectively.

At December 31, 2013, for common stocks that have been in a continuous loss position for greater than or equal twelve months, the Company held 1 security with a cost of $4 and unrealized loss of $1 with an average price of 77.0 (fair value/cost). At December 31, 2012, the Company did not hold any common stock that had been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2013, the Company did not hold any common stocks that had been in continuous loss position for less than twelve months. At December 31, 2012, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 3 securities with a cost of $3,145 and unrealized loss $33 with an average price of 99.0 (fair value/cost).

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States government and agencies	$1,830	$362,949	$364,779
State, municipal and other government	14,235	25,206	39,441
Hybrid securities	20,128	11,171	31,299
Industrial and miscellaneous	91,554	1,051,181	1,142,735
Mortgage and other asset-backed securities	120,995	307,043	428,038

	248,742	1,757,550	2,006,292
Unaffiliated common stocks	3	—	3

	$248,745	$1,757,550	$2,006,295

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States government and agencies	$—	$1,863	$1,863
State, municipal and other government	36,512	—	36,512
Hybrid securities	22,250	—	22,250
Industrial and miscellaneous	17,474	172,884	190,358
Mortgage and other asset-backed securities	145,029	55,252	200,281

	221,265	229,999	451,264
Unaffiliated preferred stocks	731	—	731
Unaffiliated common stocks	—	3,112	3,112

	$221,996	$233,111	$455,107

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Carrying	Fair
	Amount	Value
Due in one year or less	$518,442	$528,302
Due after one year through five years	2,192,012	2,367,366
Due after five years through ten years	1,933,729	1,956,804
Due after ten years	1,541,359	1,586,072

	6,185,542	6,438,544
Mortgage and other asset-backed securities	1,428,542	1,484,302

	$7,614,084	$7,922,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

At December 31, 2013, the Company’s treasury portfolio had investments in an unrealized loss position which had a fair value of $364,779, with a carrying value of $404,605, resulting in a gross unrealized loss of $39,826. The Company’s government issued debt securities include US Treasury bonds. All of the issuers in the sector continue to make payments in accordance with the original bond agreements. The Company evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2013.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 and 2012. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2011.

	Amortized Cost	OTTI Recognized in Loss
	Basis Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2011
OTTI recognized 1st quarter:
Intent to sell	$1,800	$3	$—	$1,797

Total 1st quarter OTTI on loan-backed securities	1,800	3	—	1,797

Aggregate total	$1,800	$3	$—	$1,797

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$33,255	$937	$32,318	$26,145
2nd quarter present value of cash flows expected to be less than the amortized cost basis	12,311	571	11,740	11,175
3rd quarter present value of cashflows expected to be less than the amortized cost basis	16,824	1,426	15,398	12,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	30,853	1,080	29,773	27,584

Aggregate total	$93,243	$4,014	$89,229	$77,719

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$9,907	$123	$9,784	$5,625
2nd quarter present value of cash flows expected to be less than the amortized cost basis	31,773	3,092	28,681	20,633
3rd quarter present value of cash flows expected to be less than the amortized cost basis	17,199	1,222	15,977	10,640
4th quarter present value of cash flows expected to be less than the amortized cost basis	22,099	921	21,178	15,312

Aggregate total	$80,978	$5,358	$75,620	$52,210

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$36,356	$988	$35,368	$23,938
2nd quarter present value of cash flows expected to be less than the amortized cost basis	32,000	3,301	28,699	16,513
3rd quarter present value of cash flows expected to be less than the amortized cost basis	44,931	807	44,124	28,144
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,257	2,573	51,684	41,432

Aggregate total	$167,544	$7,669	$159,875	$110,027

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
02148YAJ3	336	327	9	327	180	1Q2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q2013
52108HV84	1,723	1,680	43	1,680	1,004	1Q2013
52524YAA1	72	—	72	—	—	1Q2013
759676AJ8	6,182	6,091	91	6,091	4,528	1Q2013
75970JAJ5	7,426	7,316	110	7,316	6,192	1Q2013
81379EAD4	5	—	5	—	—	1Q2013
81744FFD4	496	410	86	410	121	1Q2013
86358EZU3	1,628	1,411	217	1,411	267	1Q2013
12669GUR0	4,183	4,113	70	4,113	3,281	1Q2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q2013
52108HV84	1,611	1,218	393	1,218	973	2Q2013
52108HV84	1,218	701	517	701	994	3Q2013
59020UJZ9	261	172	89	172	406	3Q2013
759676AJ8	5,727	5,618	109	5,618	4,708	3Q2013
75970JAJ5	7,093	6,936	157	6,936	5,833	3Q2013
75970QAH3	674	657	17	657	576	3Q2013
81744FFD4	407	354	53	354	117	3Q2013
86358EZU3	1,393	941	452	941	168	3Q2013
291701CR9	50	18	32	18	14	3Q2013
12666UAC7	8,154	7,984	170	7,984	7,978	4Q2013
12668WAC1	7,972	7,700	272	7,700	7,133	4Q2013
759676AJ8	5,272	5,102	170	5,102	4,541	4Q2013
75970JAJ5	6,838	6,525	313	6,525	5,628	4Q2013
75970QAH3	650	619	31	619	575	4Q2013
81744FFD4	354	345	9	345	122	4Q2013
86358EZU3	105	97	8	97	15	4Q2013
12640WAG5	1,491	1,384	107	1,384	1,578	4Q2013
291701CR9	17	16	1	16	14	4Q2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$17,238	$13,316
The aggregate related fair value of securities with unrealized losses	134,946	307,514

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$33,297	$937
The aggregate related fair value of securities with unrealized losses	162,801	55,252

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$359,479	$372,298	$396,157
Preferred stocks	123	130	148
Common stocks	—	1,693	1,302
Mortgage loans on real estate	32,624	39,468	44,625
Policy loans	4,081	4,038	4,034
Cash, cash equivalents and short-term investments	427	765	929
Derivatives	18,515	19,915	24,901
Other invested assets	2,873	639	2,548
Other	1,953	2,929	1,921

Gross investment income	420,075	441,875	476,565
Less investment expenses	13,195	14,747	13,035

Net investment income	$406,880	$427,128	$463,530

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,131,813	$1,913,219	$1,636,561

Gross realized gains	$16,348	$68,650	$44,316
Gross realized losses	(6,761)	(9,531)	(6,781)

Net realized capital gains	$9,586	$59,119	$37,535

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $4,299, $6,205 and $10,422, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds and preferred stocks.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$5,397	$52,800	$27,113
Preferred stocks	(110)	115	—
Common stocks	74	91	(995)
Mortgage loans on real estate	(123)	(1,020)	290
Cash, cash equivalents and short-term investments	3	3	—
Derivatives	(65,675)	9,224	(32,729)
Other invested assets	4,140	3,939	3,074

	(56,294)	65,152	(3,247)
Federal income tax effect	(4,221)	(17,772)	(15,802)
Transfer to interest maintenance reserve	(7,377)	(38,563)	(23,955)

Net realized capital gains (losses) on investments	$(67,892)	$8,817	$(43,004)

At December 31, 2013 and 2012, the Company had recorded investment in restructured securities of $32 and $2,940, respectively. The capital gains (losses) taken as a direct result of restructures in 2013, 2012 and 2011 were $(16), $886 and $(603), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$1,542	$12,303	$(7,611)
Common stocks	(825)	(1,627)	(1,216)
Affiliated entities	(754)	(45)	(145)
Derivatives	(67,606)	(87,646)	81,675
Other invested assets	(330)	5,277	1,233

	(67,973)	(71,738)	73,936
Taxes on unrealized capital gains/losses	23,527	25,092	(25,928)

Change in unrealized capital gains (losses), net of tax	$(44,446)	$(46,646)	$48,008

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA—AA	$16,000	$332,597	$348,597
A	7,073	173,894	180,967
BBB	4,133	14,990	19,123
BB	—	1,976	1,976
B	—	419	419

	$27,206	$523,876	$551,082

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 5.31% and a minimum interest rate of 3.11% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 4.60% and a minimum interest rate of 3.21% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of origination was 75%. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 70%. During 2013, the Company did not reduce the interest rate on any outstanding mortgage loan. During 2012, the Company reduced the interest rate by 1.0% of one outstanding mortgage loan in the amount of $8,362.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$27,206	$—	$—	$—	$521,637	$2,239	$551,082
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$40,383	$—	$—	$—	$500,423	$2,231	$543,037
(b) 30-59 Days Past Due	—	—	—	—	1,507	2	1,509
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company did not have any impaired loans at December 31, 2013 or 2012. The Company did not hold an allowance for credit losses on mortgage loans at December 31, 2013, 2012 or 2011.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013 and 2012, there were no mortgage loans that were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $7,164 and $5,173, respectively.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
Mountain	22%	21%	Retail	32%	32%
Pacific	17	16	Industrial	32	25
W. South Central	16	13	Office	17	16
South Atlantic	13	23	Apartment	6	5
Middle Atlantic	12	16	Medical	5	5
W. North Central	10	1	Agricultural	5	7
E. North Central	7	6	Other	3	10
E. South Central	2	3
New England	1	1

During 2013, 2012 and 2011, the Company did not recognize any impairment write-downs for its investments in joint ventures and limited partnerships.

At December 31, 2013, the Company had ownership interest in four LIHTC investments. The remaining years of unexpired tax credits ranged from three to eleven and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from four to thirteen years. The amount of contingent equity commitments expected to be paid during 2014 to 2015 is $9,559. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2012, the Company had ownership interest in three LIHTC investments. The remaining years of unexpired tax credits ranged from four to ten and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from five to fourteen years. The amount of contingent equity commitments expected to be paid during 2013 was $2,127. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The Company recognized net realized gains (losses) from futures contracts in the amount of $(70,734), $77,308 and $(38,303) for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $515,990 and $462,061, respectively, and credit default swaps with a fair value of $7,454 and $137, respectively. The Company did not recognize any capital losses related to replication transactions in 2013 or 2011, while the Company recognized capital losses of $1,477 in 2012.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond. As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

Deal, Receive (Pay), Underlying	Maturity Date	Maximum Future Payout (Estimated)	Current Fair Value
51408,SWAP, USD 1 / (USD 0), :US670346AE56	3/20/2016	$10,000	$186
59020,SWAP, USD 1 / (USD 0), :US534187AM15	9/20/2016	20,000	287
51410,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	133
51409,SWAP, USD 1 / (USD 0), :XS0203685788	3/20/2017	11,000	197
51412,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
51411,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	12,000	136
51413,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	133
51414,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	430
51415,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	430
43375,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	5,000	107
51416,SWAP, USD 1 / (USD 0), :US836205AJ33	9/20/2017	8,500	(204)
51417,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	2,200	(25)
51418,SWAP, USD 1 / (USD 0), :US105756AL40	9/20/2017	3,200	(65)
43612,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	2,000	(53)
46258,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(209)
46320,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(352)
46421,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	176
46535,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(560)
46616,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	10,000	(139)
46846,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	59
47105,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	25,000	532
47122,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	20,000	235
47184,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	(70)
47284,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	10,000	213
59021,SWAP, USD 1 / (USD 0), :912803DP5	12/20/2017	20,000	426
59022,SWAP, USD 1 / (USD 0), :912803DQ3	12/20/2017	25,000	440
49133,SWAP, USD 5 / (USD 0), :912803DJ9	12/20/2017	10,000	1,568
49374,SWAP, USD 1 / (USD 0), :912803DJ9	12/20/2017	10,000	203
49893,SWAP, USD 1 / (USD 0), :12622DAC8	12/20/2017	10,000	146
50058,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	170
50222,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	224
60080,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	30,000	593
60228,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	5,000	80
63831,SWAP, USD 5 / (USD 0), :912810RA8	9/20/2020	10,000	2,058
66719,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2020	20,000	(27)
63950,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2020	15,000	(15)
63952,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2023	20,000	(252)
64594,SWAP, USD 1 / (USD 0), :912810RA8	9/20/2020	25,000	64

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $26,507 and $43,857, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,684 and $11,206, respectively.

At December 31, 2013 and 2012, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive fixed—pay fixed	$546,179	$102,379
Swaps:
Receive fixed—pay floating	541,616	1,111,262
Receive fixed—pay fixed	39,994	—
Receive floating—pay fixed	141,000	—
Receive floating—pay floating	35,784	—

Open futures contracts at December 31, 2013 and 2012 were as follows:

Long/ Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
Long	7	HANG SENG IDX FUT Jan14	$8,144	$8,166
Long	21	S&P 500 FUTURE Mar14	9,254	9,665
Short	320	S&P 500 FUTURE Mar14	141,730	147,288
Long	50	DJ EURO STOXX 50 Mar14	1,450	1,554
Short	31	S&P 500 E-MINI FUTURE Mar14	2,759	2,853
Short	85	FTSE 100 IDX FUT Mar14	5,314	5,692
Short	190	NASDAQ 100 E-MINI Mar14	13,186	13,618
Short	30	NIKKEI 225 (OSE) Mar14	488,477	488,700

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Long/ Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	3	HANG SENG IDX FUT Jan13	$437	$438
Short	(659)	S&P 500 FUTURE Mar13	(233,040)	(233,961)
Long	25	DJ EURO STOXX 50 Mar13	865	864
Short	(9)	S&P 500 E-MINI FUTURE Mar13	(633)	(639)
Short	(350)	FTSE 100 IDX FUT Mar13	(33,455)	(33,482)
Short	(540)	NASDAQ 100 E-MINI Mar13	(28,786)	(28,676)
Short	(50)	NIKKEI 225 (OSE) Mar13	(5,563)	(6,035)

For the years ended December 31, 2013, 2012 and 2011, the Company recorded unrealized gains (losses) of $(31,835), $34,383 and $121,858, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain. The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	430,771	—	18,918	—	449,689
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	20,491	—	—	—	20,491
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,276	—	—	—	3,276
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	36,135	—	—	—	36,135
l. Other restricted assets	—	—	—	—	—

m.Total Restricted Assets	$490,673	$—	$18,918	$—	$509,591

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	277,433	172,257	449,690	1.53	1.53
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	63,547	(43,057)	20,491	0.07	0.07
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,292	(15)	3,276	0.01	0.01
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	19,516	16,618	36,135	0.12	0.12
l. Other restricted assets	—	—	—	0.00	0.00

m.Total Restricted Assets	$363,788	$145,803	$509,592	1.73%	1.73%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $36,135 and $19,516, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$5,269,131	$4,960,351	$4,950,537
Reinsurance assumed—affiliates	82	81	104
Reinsurance assumed—non affiliates	531,881	633,476	621,553
Reinsurance ceded—affiliates	(203,917)	(278,372)	(359,404)
Reinsurance ceded—non affiliates	(350,507)	(375,188)	(786,320)

Net premiums earned	$5,246,670	$4,940,348	$4,426,470

Aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded to affiliates at December 31, 2013 and 2012 of $1,521,643 and $1,718,959, respectively.

The Company received reinsurance recoveries in the amounts of $470,789, $492,249 and $325,524 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $145,050 and $159,544, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $2,010,935 and $2,201,388, respectively.

The Company would experience no reduction in surplus at December 31, 2013 or 2012 if all reinsurance agreements were cancelled.

The Company did not enter into any new reinsurance agreements in which a reserve credit was taken during the years ended December 31, 2013 or 2012.

During 2013, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to an affiliate, for which net consideration received was $122,047, life and claim reserves recaptured were $281,190 and other assets recaptured were $9,615, resulting in a pre-tax loss of $149,528 which was included in the statement of operations.

During 2013, the Company also recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to a non-affiliate, for which net consideration paid was $5,456, life and claim reserves recaptured were $31,857, other assets recaptured were $6,677 and the unamortized gain related to these blocks was released into income from surplus of $2,244 ($1,458 after tax), resulting in a pre-tax loss of $28,392, which was included in the statement of operations.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Subsequent to certain 2013 recaptures, the Company novated certain treaties to a non-affiliate, in which consideration paid was $116,591, life and claim reserves released were $313,047 and other assets were transferred associated with the business of $16,292, resulting in a pre-tax gain of $180,164, which was included in the statement of operations.

The Company novated third party assumed retrocession agreements during 2013 that were previously retroceded to a non-affiliate in which no net consideration was exchanged. Life and claim reserves were exchanged in the amount of $2,044, other assets were exchanged in the amount of $103 and other liabilities were exchanged in the amount of $256. As a result, there was no net financial impact from these transactions on a pre-tax basis, as assumed and ceded reserves along with other assets and other liabilities exchanged were impacted by equivalent amounts.

During 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $770, life and claim reserves recaptured were $1,215, and premiums recaptured were $255, resulting in a pre-tax loss of $190, which was included in the statement of operations.

Amortization of previously deferred gains associated with the divestiture of the Transamerica Reinsurance operations was released into income in the amount of $20,316 ($13,206 after tax) during 2013.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to an affiliate, for which net consideration paid was $9,487, life and claim reserves recaptured were $12,438 and other assets recaptured were $391, resulting in a pre-tax loss of $21,534 which was included in the statement of operations.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to a non-affiliate, for which net consideration paid was $27,425, life and claim reserves recaptured were $97,403, other assets recaptured were $7,410 and the unamortized gain related to these blocks was released into income from surplus of $9,990, ($6,556 after tax), resulting in a pre-tax loss of $107,428, which was included in the statement of operations.

Subsequent to the recaptures that took place during 2012, the Company reinsured to a non-affiliate certain treaties associated with the business that was previously ceded to an affiliate, for which a reinsurance premium and ceding commission were received in the amount of $843 and $6,904, respectively, and life and claim reserves transferred were $7,971, resulting in a pre-tax gain of $15,718 ($10,217 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Subsequent to the recaptures that took place during 2012, the Company reinsured to an affiliate certain treaties associated with the business that was previously ceded to a non-affiliate, for which a reinsurance premium was paid in the amount of $13,711, ceding commission was received in the amount of $18,696, life and claim reserves transferred were $78,778 and other assets were transferred in the amount of $3,549, resulting in a pre-tax gain of $80,214 ($52,139 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

Also subsequent to certain 2012 recaptures, the Company novated certain treaties to a non-affiliate, in which consideration received was $24,179, life and claim reserves released were $23,092 and other assets were transferred associated with the business of $4,251, resulting in a pre-tax gain of $43,020, which was included in the statement of operations.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. As a result of this transaction, the Company entered into a series of recapture and reinsurance agreements during the third and fourth quarters of 2011 which directly resulted in a pre-tax loss of $474,720 which was included in the statement of operations, and a net of tax gain of $400,760 which has been credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings related to these transactions. Additional information surrounding these transactions is outlined below.

Effective August 9, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $55,356, recaptured reserves of $293,975, recaptured other assets of $8,586 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,297, resulting in a pre-tax loss of $227,736 which has been included in the statement of operations. Prior to this transaction, the Company amortized $498, net of tax, of the deferred gain related to the initial transaction into earnings with a corresponding charge directly to unassigned surplus in 2011.

Subsequently, effective August 9, 2011, the Company ceded business that was associated with the divestiture of the Transamerica Reinsurance operations on a coinsurance basis to a non-affiliate. The Company paid a net reinsurance premium of $549,682, received an initial ceding commission of $219,000, transferred other assets in the amount of $12,548

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

and released net reserves of $790,263. The Company paid an experience refund in the amount of $84,770 to an affiliate and released IMR associated with certain business in the amount of $13,086. These transactions resulted in a net of tax gain of $248,557, which has been credited directly to unassigned surplus. During 2011, the Company amortized $7,712, net of tax, of the deferred gain into earnings with a corresponding charge directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to a non-affiliate. The Company paid recapture consideration of $9,840, recaptured reserves of $402,503, recaptured other net assets of $10,226 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $230,033, resulting in a pre-tax loss of $172,084, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to an affiliate and as a result received cash, transferred other net assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $262,245, which has been credited directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $30,305, recaptured reserves of $123,935 and recaptured other assets of $17,964, resulting in a pre-tax loss of $75,666, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to a non-affiliate and as a result paid cash, transferred other assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $49,183, which has been credited directly to unassigned surplus.

During the last half of 2011, the Company recaptured the business that was associated with the divestiture of the Transamerica Reinsurance operations from several Aegon N.V. affiliates. This business was subsequently ceded to SCOR entities and in addition, retrocession reinsurance treaties were executed. The Company assigned certain third party retrocession agreements to SCOR entities as a component of the divestiture of the Transamerica Reinsurance operations and the associated Master Retrocession Agreement. As a result, the unaffiliated retrocession reinsurance treaties were assigned from the Company to a SCOR entity, resulting in this risk being ceded to SCOR and subsequently to the unaffiliated third parties. The reserves and assets associated with these assignments were $87,665, where the counterparty’s net reserves ceded exchanged counterparties with no consideration exchanged, resulting in no net income or surplus impact to the Company.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

During 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2010 of $1,991, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus. The Company did not amortize any deferred gains from reinsurance transactions occurring prior to 2011 into earnings during 2013 or 2012.

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$86,427	$16,998	$103,425
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	86,427	16,998	103,425
Deferred Tax Assets Nonadmitted	22,381	—	22,381

Subtotal (Net Deferred Tax Assets)	64,046	16,998	81,044
Deferred Tax Liabilities	32,805	6,641	39,446

Net Admitted Deferred Tax Assets	$31,241	$10,357	$41,598

	December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$113,219	$22,618	$135,837
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	113,219	22,618	135,837
Deferred Tax Assets Nonadmitted	11,932	—	11,932

Subtotal (Net Deferred Tax Assets)	101,287	22,618	123,905
Deferred Tax Liabilities	45,060	9,824	54,884

Net Admitted Deferred Tax Assets	$56,227	$12,794	$69,021

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$(26,792)	$(5,620)	$(32,412)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(26,792)	(5,620)	(32,412)
Deferred Tax Assets Nonadmitted	10,449	—	10,449

Subtotal (Net Deferred Tax Assets)	(37,241)	(5,620)	(42,861)
Deferred Tax Liabilities	(12,255)	(3,183)	(15,438)

Net Admitted Deferred Tax Assets	$(24,986)	$(2,437)	$(27,423)

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Deferred Tax Assets:
Ordinary
Discounting of unpaid losses	$125	$239	$(114)
Policyholder reserves	56,040	79,398	(23,358)
Deferred acquisition costs	21,222	18,294	2,928
Receivables—nonadmitted	1,805	2,430	(625)
Section 197 Intangible Amortization	90	119	(29)
Guaranty fund accrual	1,400	6,189	(4,789)
Reinsurance to unauthroized companies	171	181	(10)
Assumption Reinsurance	5,355	6,176	(821)
Other (including items <5% of ordinary tax assets)	219	193	26

Subtotal	86,427	113,219	(26,792)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	22,381	11,932	10,449

Admitted ordinary deferred tax assets	64,046	101,287	(37,241)
Capital:
Investments	16,998	22,618	(5,620)

Subtotal	16,998	22,618	(5,620)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	16,998	22,618	(5,620)

Admitted deferred tax assets	$81,044	$123,905	$(42,861)

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$13,855	$10,496	$3,359
§807(f) adjustment	5,893	7,302	(1,409)
Reinsurance ceded	13,055	14,225	(1,170)
Other (including items <5% of total ordinary tax liabilities)	2	18	(16)

Subtotal	32,805	32,041	764
Capital
Investments	6,641	22,843	(16,202)

Subtotal	6,641	22,843	(16,202)

Deferred tax liabilities	39,446	54,884	(15,438)

Net deferred tax assets/liabilities	$41,598	$69,021	$(27,423)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$31,241	$10,357	$41,598
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	133,947
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	32,805	6,641	39,446

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$64,046	$16,998	$81,044

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$56,227	$12,794	$69,021
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	116,020
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	45,060	9,824	54,884

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$101,287	$22,618	$123,905

	Change
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(24,986)	$(2,437)	$(27,423)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	17,927
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(12,255)	(3,183)	(15,438)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(37,241)	$(5,620)	$(42,861)

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	998%	809%	189%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$892,721	$766,655	$126,066

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$86,427	$16,998	$103,425
(% of Total Adjusted Gross DTAs)	0%	39%	6%

Net Admitted Adjusted Gross DTAs	$64,046	$16,998	$81,044
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$113,219	$22,618	$135,837
(% of Total Adjusted Gross DTAs)	0%	0%	0%

Net Admitted Adjusted Gross DTAs	$101,287	$22,618	$123,905
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(26,792)	$(5,620)	$(32,412)
(% of Total Adjusted Gross DTAs)	0%	39%	6%

Net Admitted Adjusted Gross DTAs	$(37,241)	$(5,620)	$(42,861)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$14,157	$110,930	$(96,773)
Foreign	—	—	—

Subtotal	14,157	110,930	(96,773)

Federal income tax on net capital gains	4,221	17,772	(13,551)

Federal and foreign income taxes incurred	$18,378	$128,702	$(110,324)

	Year Ended December 31
	2012	2011	Change
Federal	$110,930	$44,789	$66,141
Foreign	—	—	—

Subtotal	110,930	44,789	66,141

Federal income tax on net capital gains	17,772	15,802	1,970
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$128,702	$60,591	$68,111

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$18,378	$128,702	$60,591
Change in deferred income taxes	40,501	12,128	7,754
(without tax on unrealized gains and losses)

Total income tax reported	$58,879	$140,830	$68,345

Income before taxes	$251,898	$365,242	$(182,234)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$88,164	$127,835	$(63,782)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(4,591)	(4,308)	(3,958)
Tax credits	(2,911)	(3,148)	(2,217)
Tax adjustment for IMR	(16,134)	6,726	(10,326)
Surplus adjustment for in-force ceded	(5,132)	12,782	140,266
Nondeductible expenses	15	15	2,882
Deferred tax benefit on other items in surplus	(371)	(7,149)	(1,343)
Provision to return	(336)	(1,968)	(454)
Life-owned life insurance	—	—	(281)
Dividends from certain foreign corporations	74	39	30
Prior period adjustment	—	10,356	4,791
Other	101	(350)	2,737

Total income tax reported	$58,879	$140,830	$68,345

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $14,455, $93,620 and $113,223, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $17 and $32, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $17. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $25, $(203) and $(25), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $1 and $2, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company.

For the years ended December 31, 2013 and 2012, there were no premiums for participating life insurance policies. For the year ended 2011, premiums for participating life insurance policies were $111. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company did not pay any dividends to policyholders during 2013, 2012 or 2011.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$794,222	$96,875	$—	$891,097	3%
At book value less surrender charge of 5% or more	907,482	44,403	—	951,885	4
At fair value	9,335	495,948	10,969,025	11,474,308	44

Total with adjustment or at fair value	1,711,039	637,226	10,969,025	13,317,290	51
At book value without adjustment (minimal or no charge or adjustment)	3,705,571	61,651	—	3,767,222	14
Not subject to discretionary withdrawal provision	920,466	6,567,686	1,679,657	9,167,809	35

Total annuity reserves and deposit liabilities	6,337,076	7,266,563	12,648,682	26,252,321	100%

Less reinsurance ceded	1,308	—	—	1,308

Net annuity reserves and deposit liabilities	$6,335,768	$7,266,563	$12,648,682	$26,251,013

	December 31 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$863,230	$100,861	$—	$964,091	4%
At book value less surrender charge of 5% or more	963,783	47,733	—	1,011,516	4
At fair value	6,586	485,825	7,974,208	8,466,619	35

Total with adjustment or at fair value	1,833,599	634,419	7,974,208	10,442,226	43
At book value without adjustment (minimal or no charge or adjustment)	3,963,343	66,275	—	4,029,618	17
Not subject to discretionary withdrawal provision	964,662	6,566,022	1,965,950	9,496,634	40

Total annuity reserves and deposit liabilities	6,761,604	7,266,716	9,940,158	23,968,478	100%

Less reinsurance ceded	1,978	—	—	1,978

Net annuity reserves and deposit liabilities	$6,759,626	$7,266,716	$9,940,158	$23,966,500

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Separate account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$1,806,215	$2,675,714	$4,481,929

Reserves for separate accounts as of December 31, 2013 with assets at:
Fair value	$—	$12,736,654	$12,736,654
Amortized cost	7,266,563	—	7,266,563

Total as of December 31, 2013	$7,266,563	$12,736,654	$20,003,217

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:
With fair value adjustment	$96,875	$—	$96,875
At book value without fair value adjustment and with current surrender charge of 5% or more	44,403	—	44,403
At fair value	495,948	11,056,997	11,552,945
At book value without fair value adjustment and with current surrender charge of less than 5%	61,651	—	61,651

Subtotal	698,877	11,056,997	11,755,874
Not subject to discretionary withdrawal	6,567,686	1,679,657	8,247,343

Total separate account reserves at December 31, 2013	$7,266,563	$12,736,654	$20,003,217

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$1,805,525	$2,357,927	$4,163,452

Reserves for separate accounts as of December 31, 2012 with assets at:
Fair value	$—	$10,008,134	$10,008,134
Amortized cost	7,266,715	—	7,266,715

Total as of December 31, 2012	$7,266,715	$10,008,134	$17,274,849

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:
With fair value adjustment	$100,860	$—	$100,860
At book value without fair value adjustment and with current surrender charge of 5% or more	47,733	—	47,733
At fair value	485,825	8,042,184	8,528,009
At book value without fair value adjustment and with current surrender charge of less than 5%	66,275	—	66,275

Subtotal	700,693	8,042,184	8,742,877
Not subject to discretionary withdrawal	6,566,022	1,965,950	8,531,972

Total separate account reserves at December 31, 2012	$7,266,715	$10,008,134	$17,274,849

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$2,184,262	$2,035,362	$4,219,624

Reserves for separate accounts as of December 31, 2011 with assets at:
Fair value	$—	$8,294,680	$8,294,680
Amortized cost	7,036,920	—	7,036,920

Total as of December 31, 2011	$7,036,920	$8,294,680	$15,331,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:
With fair value adjustment	$132,777	$—	$132,777
At book value without fair value adjustment and with current surrender charge of 5% or more	50,323	—	50,323
At fair value	444,165	6,301,437	6,745,602
At book value without fair value adjustment and with current surrender charge of less than 5%	69,871	—	69,871

Subtotal	697,136	6,301,437	6,998,573
Not subject to discretionary withdrawal	6,339,784	1,993,243	8,333,027

Total separate account reserves at December 31, 2011	$7,036,920	$8,294,680	$15,331,600

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$4,481,983	$4,163,485	$4,219,645
Transfers from separate accounts	(3,287,943)	(3,220,563)	(3,075,684)

Net transfers to separate accounts	1,194,040	942,922	1,143,961
Miscellaneous reconciling adjustments	(9)	8	(63)

Net transfers as reported in the statements of operations of the life, accident and health annual statement	$1,194,031	$942,930	$1,143,898

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $20,293,235 and $17,590,145, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

	2013	2012
Variable life	$98,422	$80,147
Variable annuities	9,040,471	6,288,266
Market value separate accounts	1,759,358	1,550,300
Par annuities	1,958,911	2,220,569
Book value separate accounts	7,436,073	7,450,863

Total separate account assets	$20,293,235	$17,590,145

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $32,328 and $47,317, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $32,926, $31,916 and $27,094 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $680, $619 and $1,542, respectively, toward separate account guarantees.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the Company reported guaranteed separate account assets at amortized cost in the amount of $7,436,073 and $7,450,863, respectively, based upon the prescribed practice granted by the State of New York as described in Note 2. These assets had a fair value of $7,414,425 and $7,618,858 at December 31, 2013 and 2012, respectively, which would have resulted in an unrealized (loss) gain of $(21,648) and $167,995, respectively, had these assets been reported at fair value.

The Company participates in securities lending within the separate account. The Company follows the same policies and procedures as the general account for such transactions conducted from the separate account. See Note 10 for a discussion of securities lending policies and procedures. As of December 31, 2013 and 2012, securities with a book value of $18,918 and $21,171, respectively, were on loan under securities lending agreements, which represents less than one percent of total separate account assets. The Company does not obtain approval or otherwise provide notification to contract holders regarding securities lending transactions that occur with separate account assets. However, the Company requires that borrowers pledge collateral worth 102% of the value of the loaned securities. As of December 31, 2013, the Company held collateral from securities lending transactions in the form of cash and on open terms in the amount of $19,307. This cash collateral is reinvested in a registered money market fund and is not available for general corporate purposes.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the Company had variable annuities with minimum guaranteed benefits as follows:

	Subjected		Reinsurance
	Account	Amount of	Reserve
Benefit and Type of Risk	Value	Reserve Held	Credit
December 31, 2013
Guaranteed Minimum Withdrawal Benefit	$5,310,395	$41,397	$—
Guaranteed Minimum Death Benefit	1,600,493	2,659	1,308
December 31, 2012
Guaranteed Minimum Withdrawal Benefit	$4,849,846	$131,770	$—
Guaranteed Minimum Death Benefit	1,373,096	7,639	1,978

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary first-year business	$208	$188	$20
Ordinary renewal business	138,879	1,259	137,620
Group life business	527	113	414
Credit life	252	—	252
Reinsurance ceded	(132,124)	—	(132,124)

Total life and annuity	7,742	1,560	6,182
Accident and health	4,284	—	4,284

	$12,026	$1,560	$10,466

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary first-year business	$312	$278	$34
Ordinary renewal business	153,131	1,350	151,781
Group life business	664	127	537
Credit life	235	—	235
Reinsurance ceded	(146,264)	—	(146,264)

Total life and annuity	8,078	1,755	6,323
Accident and health	4,974	—	4,974

	$13,052	$1,755	$11,297

The Company anticipates investment income as a factor in premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2013 and 2012, the Company had insurance in force aggregating $15,580,513 and $12,243,276, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the New York Department of Financial Services. The Company established policy reserves of $58,739 and $92,244 to cover these deficiencies as of December 31, 2013 and 2012, respectively.

9. Capital and Surplus

At December 31, 2013 and 2012, the Company had 44,175 shares of 6% non-voting, non-cumulative preferred stock issued and outstanding. Aegon owns 38,609 shares and TLIC owns 5,566 shares. Par value is $10 per share, and the liquidation value is $1,286.72 per share.

The preferred stock shareholders are entitled to receive non-cumulative dividends at the rate of 6% per year of an amount equal to the sum of (1) the par value plus (2) any additional paid-in capital for such preferred stock. Dividends are payable annually in December. The amount of dividends unpaid at December 31, 2013 was $430. The preferred shares have preference as to dividends and upon dissolution or liquidation of the Company.

The Company is subject to limitations, imposed by the State of New York, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such a

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

dividend, the maximum payment which may be made in 2014, without prior approval of insurance regulatory authorities, is $93,458.

On December 21, 2011, the Company paid a preferred stock dividend and a common stock dividend of $3,410 and $296,590, respectively, to its parent companies, Aegon and TLIC. Of the common stock dividend amount, $76,057 was considered an ordinary dividend and $220,533 was considered an extraordinary dividend. Of the total $300,000 preferred and common stock dividends, Aegon received $262,200 and TLIC received $37,800. The Company did not pay any dividends during 2012 and 2013.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

On May 2, 2008, the Company received $150,000 from Aegon in exchange for surplus notes. The Company received approval from the Superintendent of Insurance of the New York Department of Financial Services prior to the issuance of the surplus notes, as well as the December 31, 2013, 2012 and 2011 interest payments. These notes are due 20 years from the date of issuance at an interest rate of 6.25% and are subordinate and junior in the right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company.

Additional information related to the outstanding surplus notes at December 31, 2013 and 2012 is as follows:

For Year	Balance	Interest Paid	Cumulative	Accrued
Ending	Outstanding	Current Year	Interest Paid	Interest
2013	$150,000	$9,375	$53,125	$—
2012	150,000	9,375	43,750	—

The Company held special surplus funds in the amount of $8,085 and $6,660, as of December 31, 2013 and 2012, respectively, for annuitant mortality fluctuations as required under New York Regulation 47, Separate Account and Separate Account Annuities.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $416,442 and $238,014 were on loan under securities lending agreements. At December 31, 2013, the collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $430,659 and $257,972 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$430,771
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	430,771
Securities received	—

Total collateral received	$430,771

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$51,302	$51,302
30 days or less	206,980	206,962
31 to 60 days	65,413	65,413
61 to 90 days	74,097	74,095
91 to 120 days	5,406	5,407
121 to 180 days	27,480	27,480
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	430,678	430,659
Securities received	—	—

Total collateral reinvested	$430,678	$430,659

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $430,668 (fair value of $430,659) that are currently tradable securities that could be sold and used to pay for the $430,771 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $9, $9 and $8 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company’s allocation of benefits expense for the years ended December 31, 2013, 2012 and 2011 was $6 for each year, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company’s allocation of postretirement expenses was negligible for the years ended December 31, 2013, 2012 and 2011.

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

In accordance with an agreement between Aegon and the Company, Aegon will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by Aegon as needed.

The Company is party to a service agreement with TLIC, in which the Company receives services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is party to a Management and Administrative and Advisory agreement with Aegon USA

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Realty Advisors, Inc. (Advisor) whereby Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $31,069, $24,579 and $23,065, respectively, for these services, which approximates cost.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $4,380, $2,699 and $1,688 for these services during 2013, 2012 and 2011, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $9,336, $5,633 and $4,411 for the years ended December 31, 2013, 2012 and 2011, respectively.

Payables to and receivables from affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid (received) net interest of $7, $(12) and $11, respectively, to (from) affiliates. At December 31, 2013 and 2012, the Company reported a net amount of $365 payable to and $87,032 due from affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days.

At December 31, 2013 and 2012, the Company had short-term intercompany notes receivable of $50,000 and $54,700 as follows. The Company did not have any short-term intercompany notes receivable at December 31, 2011. In accordance with SSAP No. 25, Accounting for and Disclosures about Transactions with Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
December 31, 2013
AEGON	$50,000	May 21, 2014	0.10%
December 31, 2012
AEGON	$54,700	April 25, 2013	0.12%

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operations. Information regarding these entities is as follows:

Total Direct
Name and Address of Managing			Types of	Types of	Premiums
General Agent or Third-Party		Exclusive	Business	Authority	Written/
Administrator	FEIN	Contract	Written	Granted	Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C,B,P,U	$52,545

C-	Claims Payment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $52,545, $36,282 and $20,974, respectively, of direct premiums written by The Vanguard Group, Inc.

14. Commitments and Contingencies

The Company has contingent commitments of $21,212 and $14,317, at December 31, 2013 and 2012, respectively, to provide additional funding for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $9,559 and $2,127 at December 31, 2013 and 2012, respectively.

Private placement commitments outstanding as of December 31, 2013 and 2012 were $32,000 and $11,715, respectively.

There were no securities acquired on a “to be announced” (TBA) basis at December 31, 2013 and 2012.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted to the Company as of December 31, 2013 and 2012, respectively, was $0 and $20,331. In addition, securities in the amount of $8,352 and $19,891 were also posted to the Company as of December 31, 2013 and 2012, respectively, which were not included in the financials of the Company. Noncash collateral is not to be recognized by the recipient unless that collateral is sold or repledged or the counterparty defaults.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $8,680 and $34,002 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The Company had an offsetting premium tax benefit of $4,679 and $16,319 at December 31, 2013 and 2012, respectively. The guaranty fund expense was $3,437, $174 and $9,674 for the years ended December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. As of December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $20,491 and $63,548, respectively. The Company had an outstanding liability for borrowed money in the amount $20,029 and $67,407 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$19,970
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	19,970
Securities received	—

Total collateral received	$19,970

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

16. Subsequent Event

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee payable on September 30, 2014 to be $41. This assessment is not expected to have a material impact on risk based capital in 2014.

Statutory-Basis Financial

Statement Schedules

Transamerica Financial Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

SCHEDULE I

			Amount at
			Which Shown
		Fair	in the
Type of Investment	Cost (1)	Value	Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$724,271	$706,791	$725,734
States, municipalities and political subdivisions	117,278	120,226	117,278
Foreign governments	160,850	157,972	155,936
Hybrid securities	107,181	109,269	107,181
All other corporate bonds	6,512,287	6,828,589	6,507,955
Preferred stocks	1,706	2,715	1,706

Total fixed maturities	7,623,573	7,925,562	7,615,790
Equity securities
Common stocks:
Industrial, miscellaneous and all other	1,616	1,954	1,954

Total common stocks	1,616	1,954	1,954
Mortgage loans on real estate	551,082		551,082
Policy loans	64,552		64,552
Other long-term investments	72,199		72,199
Cash, cash equivalents and short-term investments	74,946		74,946
Securities lending reinvested collateral assets	430,678		430,678

Total investments	$8,818,646		$8,811,201

Transamerica Financial Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

						Benefits,
						Claims
	Future Policy		Policy and		Net	Losses and	Other
	Benefits and	Unearned	Contract	Premium	Investment	Settlement	Operating
	Expenses	Premiums	Liabilities	Revenue	Income*	Expenses	Expenses*
Year ended December 31, 2013
Individual life	$869,381	$—	$21,570	$125,537	$46,663	$149,294	$78,876
Individual health	36,307	5,860	6,458	50,477	2,503	33,298	18,435
Group life and health	133,342	1,612	7,592	47,312	7,480	31,284	17,048
Annuity	6,261,077	—	407	5,023,344	350,234	3,923,268	1,380,349

	$7,300,107	$7,472	$36,027	$5,246,670	$406,880	$4,137,144	$1,494,708

Year ended December 31, 2012
Individual life	$800,856	$—	$13,664	$112,965	$43,911	$114,108	$111,558
Individual health	33,163	5,194	6,159	46,142	2,470	25,920	17,866
Group life and health	126,870	1,701	7,042	47,758	7,248	29,613	14,835
Annuity	6,685,096	—	437	4,733,483	373,499	3,898,240	1,107,739

	$7,645,985	$6,895	$27,302	$4,940,348	$427,128	$4,067,881	$1,251,998

Year ended December 31, 2011
Individual life	$747,711	$—	$17,650	$(392,806)	$57,137	$(244,361)	$195,549
Individual health	29,871	5,405	10,749	39,862	2,680	23,875	20,769
Group life and health	121,400	1,764	6,654	40,610	7,514	21,200	18,354
Annuity	6,908,679	—	551	4,738,804	396,199	3,945,524	1,314,829

	$7,807,661	$7,169	$35,604	$4,426,470	$463,530	$3,746,238	$1,549,501

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Financial Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

			Assumed		Percentage
		Ceded to	From		of Amount
	Gross	Other	Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net
Year ended December 31, 2013
Life insurance in force	$20,734,490	$205,473,655	$202,415,889	$17,676,724	1145%

Premiums:
Individual life	$142,754	$538,079	$520,862	$125,537	415%
Individual health	51,221	950	206	50,477	0%
Group life and health	59,787	15,247	2,772	47,312	6%
Annuity	5,015,369	148	8,123	5,023,344	0%

	$5,269,131	$554,424	$531,963	$5,246,670	10%

Year ended December 31, 2012
Life insurance in force	$19,518,201	$247,623,959	$244,178,985	$16,073,227	1519%

Premiums:
Individual life	$133,277	$641,531	$621,218	$112,964	550%
Individual health	47,094	1,046	94	46,142	0%
Group life and health	55,273	10,883	3,369	47,759	7%
Annuity	4,724,707	100	8,876	4,733,483	0%

	$4,960,351	$653,560	$633,557	$4,940,348	13%

Year ended December 31, 2011
Life insurance in force	$18,982,172	$260,580,996	$257,168,145	$15,569,321	1652%

Premiums:
Individual life	$127,831	$1,127,302	$606,665	$(392,806)	-154%
Individual health	43,652	3,938	148	39,862	0%
Group life and health	51,067	14,350	3,893	40,610	10%
Annuity	4,727,987	134	10,951	4,738,804	0%

	$4,950,537	$1,145,724	$621,657	$4,426,470	14%

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2014

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Assets and Liabilities

As of March 31, 2014

Total
Assets
Investment in securities:
Number of shares	2,508,760.643

Cost	$19,734,398

Investments in mutual funds, Level 1 prices quoted at net asset value	$25,011,427
Receivable for units sold	5,638

Total assets	25,017,065

Liabilities
Payable for units redeemed	37

Total net assets	$25,017,028

Net Assets:
Deferred annuity contracts terminable by owners	25,017,028

Total net assets	$25,017,028

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statement of Operations

For the Three Months Ended March 31, 2014

Total
Net investment income (loss)
Income:
Dividends	$12,725
Expenses:
Administrative, mortality and expense risk charge	54,916

Net investment income (loss)	(42,191)
Net realized & unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Capital gain distributions	—
Realized gain (loss) on investments	53,989

Net realized capital gains (losses) on investments	53,989
Net change in unrealized appreciation/depreciation of investments:	179,834

Net realized and unrealized capital gains (losses) on investments	233,823

Increase (decrease) in net assets from operations	$191,632

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statement of Changes in Net Assets

For the Three Months Ended March 31, 2014

Total
2014
Operations
Net investment income (loss)	$(42,191)
Net realized capital gains (losses) on investments	53,989
Net change in unrealized appreciation (depreciation) of investments	179,834

Increase (decrease) in net assets from operations	191,632
Contract transactions
Net contract purchase payments	4,662
Transfer payments from (to) other subaccounts or general account	—
Contract terminations, withdrawals, and other deductions	(159)
Contract maintenance charges	(152,481)

Increase (decrease) in net assets from contract transactions	(147,977)

Net increase (decrease) in net assets	43,655
Net assets:
Beginning of the period, January 1, 2014	24,973,373

End of the period, March 31, 2014	$25,017,028

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Years Ended December 31, 2013 and 2012

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Financial Statements

Years Ended December 31, 2013 and 2012

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Assets and Liabilities	2
Statements of Operations and Changes in Net Assets	3
Notes to Financial Statements	7

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, IA 50309-2764	Tel: +1 515 243 2727 Fax: +1 515 362 7200

The Board of Directors and Contract Owners

Of Merrill Lynch of New York Variable Life Separate Account II

Transamerica Advisors Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of the subaccounts of Transamerica Advisors Life Insurance Company of New York Merrill Lynch of New York Variable Life Separate Account II (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Transamerica Advisors Life Insurance Company of New York Merrill Lynch of New York Variable Life Separate Account II, at December 31, 2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa

April 25, 2014

A member firm of Ernst & Young Global Limited

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
2014 Trust	—	$—	$—	$—	$—	—	$34.080929	$34.080929
AllianceBernstein Large Cap Growth Class A Shares	20,917.277	478,565	894,841	81	894,922	33,451	26.753385	26.753385
BlackRock Balanced Capital	67,623.578	950,960	1,234,807	(5)	1,234,802	15,635	78.979112	78.979112
BlackRock Basic Value V.I. Class I Shares	179,647.736	2,513,761	3,133,057	983	3,134,040	56,232	55.734246	55.734246
BlackRock Capital Appreciation	60,665.530	1,343,209	2,314,997	(1)	2,314,996	16,490	140.388171	140.388171
BlackRock Equity Dividend V.I. Class I Shares	21,040.093	190,761	226,812	—	226,812	4,948	45.834431	45.834431
BlackRock Global Allocation	350,627.967	5,243,233	5,950,157	513	5,950,670	86,197	69.036042	69.036042
BlackRock Global Allocation V.I. Class I Shares	15,530.881	202,002	273,499	(2)	273,497	6,375	42.904731	42.904731
BlackRock Global Opportunities V.I. Class I Shares	16,715.226	246,786	300,540	—	300,540	15,508	19.380083	19.380083
BlackRock High Yield	68,025.460	338,436	387,065	1,881	388,946	5,762	67.501646	67.501646
BlackRock International V.I. Class I Shares	67,596.138	742,234	734,770	3	734,773	34,384	21.369740	21.369740
BlackRock Large Cap Core	58,149.197	1,284,948	1,599,103	91	1,599,194	8,729	183.198899	183.198899
BlackRock Large Cap Growth V.I. Class I Shares	19,870.441	226,212	282,558	(10)	282,548	17,889	15.794130	15.794130
BlackRock Large Cap Value V.I. Class I Shares	37,922.431	410,175	501,335	(6)	501,329	22,892	21.900148	21.900148
BlackRock Managed Volatility V.I. Class I Shares	258.241	3,026	3,721	—	3,721	93	40.027185	40.027185
BlackRock Money Market	1,315,206.193	1,315,206	1,315,206	(8)	1,315,198	35,598	36.946346	36.946346
BlackRock S&P 500 Index V.I. Class I Shares	74,615.449	1,178,964	1,449,778	1	1,449,779	51,862	27.954598	27.954598
BlackRock Total Return	46,291.394	507,830	524,944	1,297	526,241	5,439	96.744685	96.744685
BlackRock U.S. Government Bond	64,828.750	729,962	691,723	915	692,638	8,764	79.033855	79.033855
BlackRock Value Opportunities V.I. Class I Shares	28,322.269	517,226	778,296	(2)	778,294	12,009	64.807734	64.807734
Invesco V.I. American Franchise Series I Shares	7,364.241	274,516	372,852	(1)	372,851	27,702	13.459404	13.459404
Invesco V.I. Core Equity Series I Shares	28,069.989	741,140	1,078,730	(1)	1,078,729	66,079	16.324762	16.324762
MFS® Growth Initial Class	23,518.136	431,296	918,854	(1)	918,853	31,841	28.857743	28.857743

See accompanying notes.	2

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions		Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
2014 Trust	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$	— $	—	$—
AllianceBernstein Large Cap Growth Class A Shares	840,583	2,434	7,486	(5,052)	—	10,817	10,817	120,414	131,231	126,179		(148,468)	(22,289)	818,294
BlackRock Balanced Capital	1,377,514	28,919	11,890	17,029	—	51,453	51,453	57,614	109,067	126,096		(251,955)	(125,859)	1,251,655
BlackRock Basic Value V.I. Class I Shares	2,523,673	43,816	22,879	20,937	—	(46,507)	(46,507)	338,367	291,860	312,797		(381,571)	(68,774)	2,454,899
BlackRock Capital Appreciation	2,089,992	25,315	19,717	5,598	—	10,606	10,606	260,075	270,681	276,279		(204,466)	71,813	2,161,805
BlackRock Equity Dividend V.I. Class I Shares	142,568	3,486	1,400	2,086	127	(5,310)	(5,183)	19,418	14,235	16,321		(4,293)	12,028	154,596
BlackRock Global Allocation	5,841,664	80,587	52,680	27,907	—	(35,286)	(35,286)	541,814	506,528	534,435		(581,130)	(46,695)	5,794,969
BlackRock Global Allocation V.I. Class I Shares	287,654	4,520	2,654	1,866	875	5,412	6,287	17,658	23,945	25,811		(15,105)	10,706	298,360
BlackRock Global Opportunities V.I. Class I Shares	211,714	2,554	2,034	520	—	(7,609)	(7,609)	35,258	27,649	28,169		997	29,166	240,880
BlackRock High Yield	522,117	33,889	4,583	29,306	—	(22,442)	(22,442)	61,910	39,468	68,774		(228,133)	(159,359)	362,758
BlackRock International V.I. Class I Shares	708,751	12,546	6,436	6,110	—	(150,173)	(150,173)	232,464	82,291	88,401		(92,607)	(4,206)	704,545
BlackRock Large Cap Core	1,206,985	22,898	11,930	10,968	—	9,877	9,877	122,984	132,861	143,829		(27,835)	115,994	1,322,979
BlackRock Large Cap Growth V.I. Class I Shares	218,584	3,216	2,068	1,148	16,644	6,277	22,921	7,030	29,951	31,099		(21,983)	9,116	227,700
BlackRock Large Cap Value V.I. Class I Shares	441,137	6,976	4,172	2,804	—	(12,893)	(12,893)	64,422	51,529	54,333		(18,868)	35,465	476,602
BlackRock Managed Volatility V.I. Class I Shares	3,239	48	30	18	—	12	12	256	268	286		(100)	186	3,425
BlackRock Money Market	1,632,112	—	13,366	(13,366)	38	—	38	—	38	(13,328)		(254,025)	(267,353)	1,364,759
BlackRock S&P 500 Index V.I. Class I Shares	1,055,965	21,856	10,666	11,190	25,663	29,026	54,689	90,425	145,114	156,304		(38,137)	118,167	1,174,132
BlackRock Total Return	556,129	20,063	5,131	14,932	—	720	720	21,826	22,546	37,478		(17,505)	19,973	576,102
BlackRock U.S. Government Bond	986,247	19,663	8,261	11,402	21,561	8,147	29,708	(25,187)	4,521	15,923		(248,540)	(232,617)	753,630
BlackRock Value Opportunities V.I. Class I Shares	649,633	2,900	5,801	(2,901)	—	(45,000)	(45,000)	123,996	78,996	76,095		(107,908)	(31,813)	617,820
Invesco V.I. American Franchise Series I Shares(1)	—	—	1,760	(1,760)	—	(403)	(403)	(7,468)	(7,871)	(9,631)		302,898	293,267	293,267

See Accompanying Notes.	3

(1) See Footnote 1

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions		Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
Invesco V.I. Core Equity Series I Shares	$921,416	$8,638	$8,016	$622	$—	$17,214	$17,214	$92,453$	109,667	$110,289	$(131,432	)$	(21,143)	$900,273
MFS® Growth Initial Class	698,623	—	6,510	(6,510)	—	25,451	25,451	90,432	115,883	109,373	(102,613)		6,760	705,383

See Accompanying Notes.	4

(1) See Footnote 1

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
2014 Trust	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
AllianceBernstein Large Cap Growth Class A Shares	818,294	694	8,061	(7,367)	—	91,332	91,332	194,942	286,274	278,907	(202,279)	76,628	894,922
BlackRock Balanced Capital	1,251,655	23,402	11,223	12,179	2,859	87,312	90,171	117,300	207,471	219,650	(236,503)	(16,853)	1,234,802
BlackRock Basic Value V.I. Class I Shares	2,454,899	41,250	25,653	15,597	—	8,300	8,300	857,019	865,319	880,916	(201,775)	679,141	3,134,040
BlackRock Capital Appreciation	2,161,805	5,238	19,774	(14,536)	—	113,677	113,677	529,777	643,454	628,918	(475,727)	153,191	2,314,996
BlackRock Equity Dividend V.I. Class I Shares	154,596	3,620	1,642	1,978	3,139	(8,792)	(5,653)	41,746	36,093	38,071	34,145	72,216	226,812
BlackRock Global Allocation	5,794,969	105,420	52,971	52,449	—	(25,468)	(25,468)	743,932	718,464	770,913	(615,212)	155,701	5,950,670
BlackRock Global Allocation V.I. Class I Shares	298,360	3,042	2,671	371	10,092	24,701	34,793	2,345	37,138	37,509	(62,372)	(24,863)	273,497
BlackRock Global Opportunities V.I. Class I Shares	240,880	969	2,397	(1,428)	—	129	129	69,011	69,140	67,712	(8,052)	59,660	300,540
BlackRock High Yield	362,758	23,244	3,365	19,879	798	639	1,437	12,085	13,522	33,401	(7,213)	26,188	388,946
BlackRock International V.I. Class I Shares	704,545	14,890	6,330	8,560	—	(92,805)	(92,805)	222,317	129,512	138,072	(107,844)	30,228	734,773
BlackRock Large Cap Core	1,322,979	16,980	12,704	4,276	—	17,410	17,410	385,938	403,348	407,624	(131,409)	276,215	1,599,194
BlackRock Large Cap Growth V.I. Class I Shares	227,700	1,759	2,259	(500)	20,660	5,148	25,808	46,770	72,578	72,078	(17,230)	54,848	282,548

BlackRock Large Cap Value V.I. Class I Shares	476,602	5,612	4,700	912	33,470	(23,706)	9,764	133,526	143,290	144,202	(119,475)	24,727	501,329
BlackRock Managed Volatility V.I. Class I Shares	3,425	53	32	21	82	21	103	268	371	392	(96)	296	3,721
BlackRock Money Market	1,364,759	—	12,513	(12,513)	45	—	45	—	45	(12,468)	(37,093)	(49,561)	1,315,198
BlackRock S&P 500 Index V.I. Class I Shares	1,174,132	22,075	11,869	10,206	42,949	18,345	61,294	280,357	341,651	351,857	(76,210)	275,647	1,449,779
BlackRock Total Return	576,102	17,391	4,911	12,480	—	728	728	(24,101)	(23,373)	(10,893)	(38,968)	(49,861)	526,241
BlackRock U.S. Government Bond	753,630	16,119	6,427	9,692	1,285	(1,267)	18	(37,921)	(37,903)	(28,211)	(32,781)	(60,992)	692,638
BlackRock Value Opportunities V.I. Class I Shares	617,820	3,695	6,439	(2,744)	—	7,133	7,133	242,282	249,415	246,671	(86,197)	160,474	778,294
Invesco V.I. American Franchise Series I Shares	293,267	1,480	2,955	(1,475)	—	6,014	6,014	105,804	111,818	110,343	(30,759)	79,584	372,851

See Accompanying Notes. (1) See Footnote 1	5

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
Invesco V.I. Core Equity Series I Shares	$900,273	$13,821	$8,967	$4,854	$—	$20,443	$20,443	$219,125	$239,568	$244,422	$(65,966)	$178,456	$1,078,729
MFS® Growth Initial Class	705,383	1,863	7,103	(5,240)	5,901	17,575	23,476	225,636	249,112	243,872	(30,402)	213,470	918,853

See Accompanying Notes.
(1) See Footnote 1	6

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Merrill Lynch of New York Variable Life Separate Account II (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company of New York (TALICNY), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Investor Life NY and Investor Life Plus NY.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Zero Coupon Trust	Zero Coupon Trust
2014 Trust	2014 Trust
AllianceBernstein Variable Products Series Fund, Inc.	AllianceBernstein Variable Products Series Fund, Inc.
AllianceBernstein Large Cap Growth Class A Shares	AllianceBernstein Large Cap Growth Portfolio Class A Shares
BlackRock Series Fund, Inc.	BlackRock Series Fund, Inc.
BlackRock Balanced Capital	BlackRock Balanced Capital Fund
BlackRock Capital Appreciation	BlackRock Capital Appreciation Fund
BlackRock Global Allocation	BlackRock Global Allocation Fund
BlackRock High Yield	BlackRock High Yield Fund
BlackRock Large Cap Core	BlackRock Large Cap Core Fund
BlackRock Money Market	BlackRock Money Market Fund
BlackRock Total Return	BlackRock Total Return Fund
BlackRock U.S. Government Bond	BlackRock U.S. Government Bond Fund
BlackRock Variable Series Fund, Inc.	BlackRock Variable Series Fund, Inc.
BlackRock Basic Value V.I. Class I Shares	BlackRock Basic Value V.I. Fund Class I Shares
BlackRock Equity Dividend V.I. Class I Shares	BlackRock Equity Dividend V.I. Fund Class I Shares
BlackRock Global Allocation V.I. Class I Shares	BlackRock Global Allocation V.I. Fund Class I Shares
BlackRock Global Opportunities V.I. Class I Shares	BlackRock Global Opportunities V.I. Fund Class I Shares
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Growth V.I. Class I Shares	BlackRock Large Cap Growth V.I. Fund Class I Shares
BlackRock Large Cap Value V.I. Class I Shares	BlackRock Large Cap Value V.I. Fund Class I Shares
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Managed Volatility V.I. Fund Class I Shares
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock Value Opportunities V.I. Class I Shares	BlackRock Value Opportunities V.I. Fund Class I Shares
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. American Franchise Series I Shares	Invesco V.I. American Franchise Portfolio Series I Shares
Invesco V.I. Core Equity Series I Shares	Invesco V.I. Core Equity Portfolio Series I Shares
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth Initial Class	MFS® Growth Initial Class

7

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
Invesco V.I. American Franchise Series I Shares	April 27, 2012

The following subaccount name changes were made effective during the fiscal year ended December 31, 2013:

Subaccount	Formerly
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Balanced Capital V.I. Class I Shares
Invesco V.I. American Franchise Series I Shares	Invesco Van Kampen V.I. American Franchise Series I Shares

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

8

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2013

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales
2014 Trust	$—	$—
AllianceBernstein Large Cap Growth Class A Shares	4,954	214,681
BlackRock Balanced Capital	49,878	271,338
BlackRock Basic Value V.I. Class I Shares	102,175	289,343
BlackRock Capital Appreciation	10,095	500,356
BlackRock Equity Dividend V.I. Class I Shares	69,032	29,778
BlackRock Global Allocation	150,786	714,062
BlackRock Global Allocation V.I. Class I Shares	13,134	65,043
BlackRock Global Opportunities V.I. Class I Shares	970	10,451
BlackRock High Yield	24,630	11,314
BlackRock International V.I. Class I Shares	15,393	114,686
BlackRock Large Cap Core	40,106	167,329
BlackRock Large Cap Growth V.I. Class I Shares	22,420	19,480
BlackRock Large Cap Value V.I. Class I Shares	39,083	124,162
BlackRock Managed Volatility V.I. Class I Shares	135	128
BlackRock Money Market	854,657	904,209
BlackRock S&P 500 Index V.I. Class I Shares	65,241	88,300
BlackRock Total Return	17,619	43,881
BlackRock U.S. Government Bond	33,139	54,538
BlackRock Value Opportunities V.I. Class I Shares	3,712	92,656
Invesco V.I. American Franchise Series I Shares	3,728	35,961
Invesco V.I. Core Equity Series I Shares	15,479	76,591
MFS® Growth Initial Class	22,659	52,404

9

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
2014 Trust	—	—	—	—	—	—
AllianceBernstein Large Cap Growth Class A Shares	1,115	(9,300)	(8,185)	8,769	(16,466)	(7,697)
BlackRock Balanced Capital	998	(4,256)	(3,258)	2,652	(6,590)	(3,938)
BlackRock Basic Value V.I. Class I Shares	1,952	(5,995)	(4,043)	4,052	(13,812)	(9,760)
BlackRock Capital Appreciation	2,771	(6,812)	(4,041)	5,774	(7,763)	(1,989)
BlackRock Equity Dividend V.I. Class I Shares	1,734	(948)	786	1,056	(1,159)	(103)
BlackRock Global Allocation	1,804	(11,227)	(9,423)	4,370	(14,264)	(9,894)
BlackRock Global Allocation V.I. Class I Shares	522	(2,056)	(1,534)	298	(723)	(425)
BlackRock Global Opportunities V.I. Class I Shares	167	(645)	(478)	4,546	(4,520)	26
BlackRock High Yield	27	(140)	(113)	3,340	(7,202)	(3,862)
BlackRock International V.I. Class I Shares	3,507	(9,232)	(5,725)	3,927	(9,836)	(5,909)
BlackRock Large Cap Core	279	(1,161)	(882)	537	(742)	(205)
BlackRock Large Cap Growth V.I. Class I Shares	278	(1,524)	(1,246)	1,784	(3,624)	(1,840)
BlackRock Large Cap Value V.I. Class I Shares	100	(6,025)	(5,925)	171	(1,377)	(1,206)
BlackRock Managed Volatility V.I. Class I Shares	1	(4)	(3)	1	(3)	(2)
BlackRock Money Market	24,714	(25,727)	(1,013)	26,198	(32,978)	(6,780)
BlackRock S&P 500 Index V.I. Class I Shares	959	(3,989)	(3,030)	5,633	(7,298)	(1,665)
BlackRock Total Return	303	(704)	(401)	181	(362)	(181)
BlackRock U.S. Government Bond	626	(1,029)	(403)	440	(3,476)	(3,036)
BlackRock Value Opportunities V.I. Class I Shares	131	(1,576)	(1,445)	666	(3,131)	(2,465)
Invesco V.I. American Franchise Series I Shares	698	(3,258)	(2,560)	31,382	(1,120)	30,262
Invesco V.I. Core Equity Series I Shares	3,933	(8,496)	(4,563)	11,746	(22,704)	(10,958)
MFS® Growth Initial Class	1,782	(3,094)	(1,312)	3,988	(9,034)	(5,046)

10

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2013

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
2014 Trust
	12/31/2013	—	$34.08 to $34.08	$—	—%	1.24% to 1.24%	(1.13)% to (1.13)%
	12/31/2012	—	34.47 to 34.47	—	—	1.24 to 1.24	(1.01) to (1.01)
	12/31/2011	—	34.82 to 34.82	—	—	1.24 to 1.24	1.52 to 1.52
	12/31/2010	2,924	34.30 to 34.30	100,291	—	1.24 to 1.24	5.28 to 5.28
	12/31/2009	2,949	32.58 to 32.58	96,081	—	1.24 to 1.24	(1.24) to (1.24)
AllianceBernstein Large Cap Growth Class A Shares
	12/31/2013	33,451	26.75 to 26.75	894,922	0.08	0.90 to 0.90	36.13 to 36.13
	12/31/2012	41,636	19.65 to 19.65	818,294	0.29	0.90 to 0.90	15.35 to 15.35
	12/31/2011	49,333	17.04 to 17.04	840,583	0.33	0.90 to 0.90	(3.91) to (3.91)
	12/31/2010	56,967	17.73 to 17.73	1,010,093	0.50	0.90 to 0.90	9.12 to 9.12
	12/31/2009	69,631	16.25 to 16.25	1,131,484	0.16	0.90 to 0.90	36.28 to 36.28
BlackRock Balanced Capital
	12/31/2013	15,635	78.98 to 78.98	1,234,802	1.88	0.90 to 0.90	19.22 to 19.22
	12/31/2012	18,893	66.25 to 66.25	1,251,655	2.19	0.90 to 0.90	9.80 to 9.80
	12/31/2011	22,831	60.34 to 60.34	1,377,514	2.70	0.90 to 0.90	3.65 to 3.65
	12/31/2010	23,831	58.21 to 58.21	1,387,233	2.28	0.90 to 0.90	8.31 to 8.31
	12/31/2009	29,474	53.74 to 53.74	1,584,016	2.92	0.90 to 0.90	17.66 to 17.66
BlackRock Basic Value V.I. Class I Shares
	12/31/2013	56,232	55.73 to 55.73	3,134,040	1.45	0.90 to 0.90	36.84 to 36.84
	12/31/2012	60,275	40.73 to 40.73	2,454,899	1.73	0.90 to 0.90	13.03 to 13.03
	12/31/2011	70,035	36.03 to 36.03	2,523,673	1.74	0.90 to 0.90	(3.32) to (3.32)
	12/31/2010	76,553	37.27 to 37.27	2,853,230	1.55	0.90 to 0.90	11.80 to 11.80
	12/31/2009	91,663	33.34 to 33.34	3,055,894	2.09	0.90 to 0.90	29.96 to 29.96
BlackRock Capital Appreciation
	12/31/2013	16,490	140.39 to 140.39	2,314,996	0.24	0.90 to 0.90	33.33 to 33.33
	12/31/2012	20,531	105.29 to 105.29	2,161,805	1.16	0.90 to 0.90	13.46 to 13.46
	12/31/2011	22,520	92.80 to 92.80	2,089,992	0.67	0.90 to 0.90	(9.47) to (9.47)
	12/31/2010	23,856	102.51 to 102.51	2,445,570	0.52	0.90 to 0.90	18.97 to 18.97
	12/31/2009	25,291	86.17 to 86.17	2,179,395	0.75	0.90 to 0.90	36.17 to 36.17
BlackRock Equity Dividend V.I. Class I Shares
	12/31/2013	4,948	45.83 to 45.83	226,812	1.96	0.90 to 0.90	23.41 to 23.41
	12/31/2012	4,162	37.14 to 37.14	154,596	2.25	0.90 to 0.90	11.12 to 11.12
	12/31/2011	4,265	33.42 to 33.42	142,568	2.01	0.90 to 0.90	5.02 to 5.02
	12/31/2010	5,403	31.83 to 31.83	171,950	2.78	0.90 to 0.90	9.35 to 9.35
	12/31/2009	6,014	29.10 to 29.10	175,021	3.28	0.90 to 0.90	13.84 to 13.84
BlackRock Global Allocation
	12/31/2013	86,197	69.04 to 69.04	5,950,670	1.79	0.90 to 0.90	13.91 to 13.91
	12/31/2012	95,620	60.60 to 60.60	5,794,969	1.38	0.90 to 0.90	9.47 to 9.47
	12/31/2011	105,514	55.36 to 55.36	5,841,664	6.42	0.90 to 0.90	(4.25) to (4.25)
	12/31/2010	113,275	57.82 to 57.82	6,549,954	1.32	0.90 to 0.90	9.33 to 9.33
	12/31/2009	127,114	52.89 to 52.89	6,723,041	2.63	0.90 to 0.90	21.39 to 21.39
BlackRock Global Allocation V.I. Class I Shares
	12/31/2013	6,375	42.90 to 42.90	273,497	1.03	0.90 to 0.90	13.73 to 13.73
	12/31/2012	7,909	37.72 to 37.72	298,360	1.53	0.90 to 0.90	9.29 to 9.29
	12/31/2011	8,334	34.52 to 34.52	287,654	2.15	0.90 to 0.90	(4.35) to (4.35)
	12/31/2010	8,923	36.09 to 36.09	322,001	1.18	0.90 to 0.90	9.07 to 9.07
	12/31/2009	9,670	33.09 to 33.09	319,939	1.80	0.90 to 0.90	20.12 to 20.12

11

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Global Opportunities V.I. Class I Shares
	12/31/2013	15,508	$19.38 to $19.38	$300,540	0.36%	0.90% to 0.90%	28.62% to 28.62%
	12/31/2012	15,986	15.07 to 15.07	240,880	1.12	0.90 to 0.90	13.59 to 13.59
	12/31/2011	15,960	13.27 to 13.27	211,714	1.12	0.90 to 0.90	(13.17) to (13.17)
	12/31/2010	17,320	15.28 to 15.28	264,614	0.67	0.90 to 0.90	10.24 to 10.24
	12/31/2009	24,950	13.86 to 13.86	345,788	2.84	0.90 to 0.90	34.43 to 34.43
BlackRock High Yield
	12/31/2013	5,762	67.50 to 67.50	388,946	6.19	0.90 to 0.90	9.32 to 9.32
	12/31/2012	5,875	61.75 to 61.75	362,758	6.81	0.90 to 0.90	15.16 to 15.16
	12/31/2011	9,737	53.62 to 53.62	522,117	7.22	0.90 to 0.90	1.14 to 1.14
	12/31/2010	11,232	53.02 to 53.02	595,511	7.79	0.90 to 0.90	15.16 to 15.16
	12/31/2009	11,562	46.04 to 46.04	532,312	9.94	0.90 to 0.90	51.33 to 51.33
BlackRock International V.I. Class I Shares
	12/31/2013	34,384	21.37 to 21.37	734,773	2.10	0.90 to 0.90	21.66 to 21.66
	12/31/2012	40,109	17.57 to 17.57	704,545	1.75	0.90 to 0.90	14.05 to 14.05
	12/31/2011	46,018	15.40 to 15.40	708,751	2.45	0.90 to 0.90	(14.48) to (14.48)
	12/31/2010	49,744	18.01 to 18.01	895,831	1.10	0.90 to 0.90	5.62 to 5.62
	12/31/2009	56,195	17.05 to 17.05	958,160	2.29	0.90 to 0.90	28.80 to 28.80
BlackRock Large Cap Core
	12/31/2013	8,729	183.20 to 183.20	1,599,194	1.20	0.90 to 0.90	33.09 to 33.09
	12/31/2012	9,611	137.65 to 137.65	1,322,979	1.73	0.90 to 0.90	11.94 to 11.94
	12/31/2011	9,816	122.97 to 122.97	1,206,985	1.17	0.90 to 0.90	1.70 to 1.70
	12/31/2010	11,485	120.91 to 120.91	1,388,674	1.43	0.90 to 0.90	9.11 to 9.11
	12/31/2009	14,155	110.82 to 110.82	1,568,545	1.58	0.90 to 0.90	21.80 to 21.80
BlackRock Large Cap Growth V.I. Class I Shares
	12/31/2013	17,889	15.79 to 15.79	282,548	0.70	0.90 to 0.90	32.72 to 32.72
	12/31/2012	19,135	11.90 to 11.90	227,700	1.40	0.90 to 0.90	14.19 to 14.19
	12/31/2011	20,975	10.42 to 10.42	218,584	0.87	0.90 to 0.90	1.54 to 1.54
	12/31/2010	20,592	10.26 to 10.26	211,329	0.67	0.90 to 0.90	14.46 to 14.46
	12/31/2009	19,588	8.97 to 8.97	175,635	0.56	0.90 to 0.90	25.67 to 25.67
BlackRock Large Cap Value V.I. Class I Shares
	12/31/2013	22,892	21.90 to 21.90	501,329	1.08	0.90 to 0.90	32.41 to 32.41
	12/31/2012	28,817	16.54 to 16.54	476,602	1.51	0.90 to 0.90	12.56 to 12.56
	12/31/2011	30,023	14.69 to 14.69	441,137	1.32	0.90 to 0.90	(1.64) to (1.64)
	12/31/2010	33,006	14.94 to 14.94	493,042	1.23	0.90 to 0.90	7.65 to 7.65
	12/31/2009	35,791	13.88 to 13.88	496,684	2.04	0.90 to 0.90	13.30 to 13.30
BlackRock Managed Volatility V.I. Class I Shares
	12/31/2013	93	40.03 to 40.03	3,721	1.49	0.90 to 0.90	11.61 to 11.61
	12/31/2012	96	35.86 to 35.86	3,425	1.42	0.90 to 0.90	8.90 to 8.90
	12/31/2011	98	32.93 to 32.93	3,239	2.17	0.90 to 0.90	2.92 to 2.92
	12/31/2010	101	32.00 to 32.00	3,238	1.86	0.90 to 0.90	7.79 to 7.79
	12/31/2009	105	29.68 to 29.68	3,131	2.34	0.90 to 0.90	16.87 to 16.87
BlackRock Money Market
	12/31/2013	35,598	36.95 to 36.95	1,315,198	—	0.90 to 0.90	(0.89) to (0.89)
	12/31/2012	36,611	37.28 to 37.28	1,364,759	—	0.90 to 0.90	(0.89) to (0.89)
	12/31/2011	43,391	37.61 to 37.61	1,632,112	—	0.90 to 0.90	(0.89) to (0.89)
	12/31/2010	61,433	37.95 to 37.95	2,331,467	0.01	0.90 to 0.90	(0.88) to (0.88)
	12/31/2009	55,176	38.29 to 38.29	2,112,660	0.32	0.90 to 0.90	(0.59) to (0.59)
BlackRock S&P 500 Index V.I. Class I Shares
	12/31/2013	51,862	27.95 to 27.95	1,449,779	1.68	0.90 to 0.90	30.69 to 30.69
	12/31/2012	54,892	21.39 to 21.39	1,174,132	1.85	0.90 to 0.90	14.56 to 14.56
	12/31/2011	56,557	18.67 to 18.67	1,055,965	1.66	0.90 to 0.90	0.79 to 0.79
	12/31/2010	62,388	18.52 to 18.52	1,155,676	1.68	0.90 to 0.90	13.67 to 13.67
	12/31/2009	64,522	16.30 to 16.30	1,051,434	2.04	0.90 to 0.90	25.06 to 25.06

12

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Total Return
	12/31/2013		5,439	$96.74 to $96.74	$526,241	3.16%	0.90% to 0.90%	(1.93)% to (1.93)%
	12/31/2012		5,840	98.65 to 98.65	576,102	3.52	0.90 to 0.90	6.81 to 6.81
	12/31/2011		6,021	92.36 to 92.36	556,129	4.36	0.90 to 0.90	5.40 to 5.40
	12/31/2010		7,714	87.62 to 87.62	675,931	4.60	0.90 to 0.90	7.54 to 7.54
	12/31/2009		9,737	81.48 to 81.48	793,401	5.65	0.90 to 0.90	13.85 to 13.85
BlackRock U.S. Government Bond
	12/31/2013		8,764	79.03 to 79.03	692,638	2.24	0.90 to 0.90	(3.86) to (3.86)
	12/31/2012		9,167	82.21 to 82.21	753,630	2.16	0.90 to 0.90	1.72 to 1.72
	12/31/2011		12,203	80.82 to 80.82	986,247	2.74	0.90 to 0.90	5.51 to 5.51
	12/31/2010		14,255	76.60 to 76.60	1,091,967	3.80	0.90 to 0.90	7.79 to 7.79
	12/31/2009		14,675	71.06 to 71.06	1,042,887	4.58	0.90 to 0.90	(2.55) to (2.55)
BlackRock Value Opportunities V.I. Class I Shares
	12/31/2013		12,009	64.81 to 64.81	778,294	0.52	0.90 to 0.90	41.13 to 41.13
	12/31/2012		13,454	45.92 to 45.92	617,820	0.45	0.90 to 0.90	12.52 to 12.52
	12/31/2011		15,919	40.81 to 40.81	649,633	0.40	0.90 to 0.90	(3.29) to (3.29)
	12/31/2010		16,105	42.20 to 42.20	679,649	0.54	0.90 to 0.90	27.54 to 27.54
	12/31/2009		17,586	33.09 to 33.09	581,862	0.71	0.90 to 0.90	27.19 to 27.19
Invesco V.I. American Franchise Series I Shares
	12/31/2013		27,702	13.46 to 13.46	372,851	0.45	0.90 to 0.90	38.89 to 38.89
	12/31/2012	(1)	30,262	9.69 to 9.69	293,267	—	0.90 to 0.90	— to —
Invesco V.I. Core Equity Series I Shares
	12/31/2013		66,079	16.32 to 16.32	1,078,729	1.39	0.90 to 0.90	28.10 to 28.10
	12/31/2012		70,642	12.74 to 12.74	900,273	0.97	0.90 to 0.90	12.86 to 12.86
	12/31/2011		81,600	11.29 to 11.29	921,416	0.93	0.90 to 0.90	(0.95) to (0.95)
	12/31/2010		93,351	11.40 to 11.40	1,064,250	0.92	0.90 to 0.90	8.58 to 8.58
	12/31/2009		108,648	10.50 to 10.50	1,140,774	1.98	0.90 to 0.90	27.14 to 27.14
MFS® Growth Initial Class
	12/31/2013		31,841	28.86 to 28.86	918,853	0.24	0.90 to 0.90	35.63 to 35.63
	12/31/2012		33,153	21.28 to 21.28	705,383	—	0.90 to 0.90	16.33 to 16.33
	12/31/2011		38,199	18.29 to 18.29	698,623	0.18	0.90 to 0.90	(1.21) to (1.21)
	12/31/2010		43,803	18.51 to 18.51	810,950	0.12	0.90 to 0.90	14.31 to 14.31
	12/31/2009		47,478	16.20 to 16.20	768,958	0.32	0.90 to 0.90	36.44 to 36.44

13

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

(1)	See footnote 1

*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

14

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

An annual charge is deducted from the unit values of the subaccounts of the Separate Account for TALICNY’s assumption of certain mortality and expense risks incurred in connection with the contract. It is assessed daily based on the net asset value of the Mutual Fund Account. An annual charge of 0.90% is assessed. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for a trust acquisition fee:

Subaccount	Additional Trust Acquisition Fee Assessed
2014 Trust	0.34%

6. Income Tax

Operations of the Separate Account form a part of TALICNY, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALICNY for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALICNY. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALICNY, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

15

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

16

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Years Ended December 31, 2012 and 2011

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Financial Statements

Years Ended December 31, 2012 and 2011

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, Iowa 50309-2767 Tel: 515 243 2727 www.ey.com

The Board of Directors and Contract Owners

Of Separate Account II

Merrill Lynch of New York Variable Life

We have audited the accompanying statements of assets and liabilities of the subaccounts of Merrill Lynch of New York Variable Life Separate Account II (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2012, the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Merrill Lynch of New York Variable Life Separate Account II, at December 31, 2012, and the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa

April 29, 2013

A member firm of Ernst & Young Global Limited

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2012

	Invesco V.I. Core Equity Subaccount	Invesco Van Kampen V.I. American Franchise Subaccount	AllianceBernstein VPS Large Cap Growth Subaccount	BlackRock Balanced Capital Subaccount	BlackRock Total Return Subaccount
Assets
Investment in securities:
Number of shares	29,869.773	8,083.443	26,252.617	80,699.853	48,569.741

Cost	$781,809	$300,735	$596,960	$1,085,108	$533,364

Investments in mutual funds, Level 1 prices quoted at net asset value	$900,275	$293,267	$818,294	$1,251,655	$574,580
Receivable for units sold	—	—	—	—	1,522

Total assets	900,275	293,267	818,294	1,251,655	576,102

Liabilities
Payable for units redeemed	2	—	—	—	—

Total net assets	$900,273	$293,267	$818,294	$1,251,655	$576,102

Net Assets:
Deferred annuity contracts terminable by owners	$900,273	$293,267	$818,294	$1,251,655	$576,102

Total net assets	$900,273	$293,267	$818,294	$1,251,655	$576,102

Accumulation units outstanding	70,642	30,262	41,636	18,893	5,840

Accumulation unit value	$12.744115	$9.690887	$19.653502	$66.248283	$98.651791

See accompanying notes.

2

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2012

	BlackRock Capital Appreciation Subaccount	BlackRock Global Allocation Subaccount	BlackRock U.S. Government Bond Subaccount	BlackRock High Yield Subaccount	BlackRock Large Cap Core Subaccount
Assets
Investment in securities:
Number of shares	76,039.562	385,560.089	66,753.218	65,640.840	63,912.017

Cost	$1,719,793	$5,831,977	$752,628	$324,481	$1,394,761

Investments in mutual funds, Level 1 prices quoted at net asset value	$2,161,805	$5,794,968	$752,309	$361,025	$1,322,979
Receivable for units sold	—	1	1,321	1,733	—

Total assets	2,161,805	5,794,969	753,630	362,758	1,322,979

Liabilities
Payable for units redeemed	—	—	—	—	—

Total net assets	$2,161,805	$5,794,969	$753,630	$362,758	$1,322,979

Net Assets:
Deferred annuity contracts terminable by owners	$2,161,805	$5,794,969	$753,630	$362,758	$1,322,979

Total net assets	$2,161,805	$5,794,969	$753,630	$362,758	$1,322,979

Accumulation units outstanding	20,531	95,620	9,167	5,875	9,611

Accumulation unit value	$105.293363	$60.604350	$82.209029	$61.749023	$137.646008

See accompanying notes.

3

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2012

	BlackRock Money Market Subaccount	BlackRock Balanced Capital V.I. Subaccount	BlackRock Basic Value V.I. Subaccount	BlackRock Global Allocation V.I. Subaccount	BlackRock Global Opportunities V.I. Subaccount
Assets
Investment in securities:
Number of shares	1,364,758.313	257.923	191,789.506	18,531.779	17,329.625

Cost	$1,364,758	$2,998	$2,692,629	$229,210	$256,138

Investments in mutual funds, Level 1 prices quoted at net asset value	$1,364,758	$3,425	$2,454,906	$298,362	$240,882
Receivable for units sold	1	—	—	—	—

Total assets	1,364,759	3,425	2,454,906	298,362	240,882

Liabilities
Payable for units redeemed	—	—	7	2	2

Total net assets	$1,364,759	$3,425	$2,454,899	$298,360	$240,880

Net Assets:
Deferred annuity contracts terminable by owners	$1,364,759	$3,425	$2,454,899	$298,360	$240,880

Total net assets	$1,364,759	$3,425	$2,454,899	$298,360	$240,880

Accumulation units outstanding	36,611	96	60,275	7,909	15,986

Accumulation unit value	$37.277601	$35.862080	$40.728268	$37.723774	$15.068016

See accompanying notes.

4

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2012

	BlackRock S&P 500 Index V.I. Subaccount	BlackRock International V.I. Subaccount	BlackRock Large Cap Growth V.I. Subaccount	BlackRock Large Cap Value V.I. Subaccount	BlackRock Value Opportunities V.I. Subaccount
Assets
Investment in securities:
Number of shares	76,094.264	77,937.220	19,731.426	44,416.984	31,863.187

Cost	$1,183,678	$934,332	$218,124	$518,960	$599,037

Investments in mutual funds, Level 1 prices quoted at net asset value	$1,174,134	$704,552	$227,701	$476,594	$617,827
Receivable for units sold	—	—	—	8	—

Total assets	1,174,134	704,552	227,701	476,602	617,827

Liabilities
Payable for units redeemed	2	7	1	—	7

Total net assets	$1,174,132	$704,545	$227,700	$476,602	$617,820

Net Assets:
Deferred annuity contracts terminable by owners	$1,174,132	$704,545	$227,700	$476,602	$617,820

Total net assets	$1,174,132	$704,545	$227,700	$476,602	$617,820

Accumulation units outstanding	54,892	40,109	19,135	28,817	13,454

Accumulation unit value	$21.389810	$17.565760	$11.899939	$16.539110	$45.919583

See accompanying notes.

5

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2012

	BlackRock Equity Dividend V.I. Subaccount	2013 Trust Subaccount	2014 Trust Subaccount	MFS® Growth Subaccount
Assets
Investment in securities:
Number of shares	17,274.251	14,575.756	—	24,467.124

Cost	$160,299	$7,108	$—	$443,466

Investments in mutual funds, Level 1 prices quoted at net asset value	$154,605	$13,931	$—	$705,387
Receivable for units sold	—	1	—	—

Total assets	154,605	13,932	—	705,387

Liabilities
Payable for units redeemed	9	—	—	4

Total net assets	$154,596	$13,932	$—	$705,383

Net Assets:
Deferred annuity contracts terminable by owners	$154,596	$13,932	$—	$705,383

Total net assets	$154,596	$13,932	$—	$705,383

Accumulation units outstanding	4,162	443	—	33,153

Accumulation unit value	$37.140296	$31.451543	$34.471060	$21.276541

See accompanying notes.

6

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	Invesco V.I. Core Equity	Invesco Van Kampen V.I. American Franchise	AllianceBernstein VPS Large Cap Growth	BlackRock Balanced Capital
	Subaccount	Subaccount(1)	Subaccount	Subaccount
Net Assets as of January 1, 2011	$1,064,250	$—	$1,010,093	$1,387,233

Investment income:
Dividends	9,613	—	3,191	38,109
Investment expenses:
Mortality and expense risk and other charges	9,158	—	8,526	12,555

Net investment income (loss)	455	—	(5,335)	25,554
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	14,525	—	(47)	8,691

Net realized capital gains (losses) on investments	14,525	—	(47)	8,691
Net change in unrealized appreciation (depreciation)	(20,290)	—	(33,492)	17,694

Net gain (loss) on investment	(5,765)	—	(33,539)	26,385
Increase (decrease) in net assets from operations	(5,310)	—	(38,874)	51,939

Increase (decrease) in net assets from contract transactions	(137,524)	—	(130,636)	(61,658)

Total increase (decrease) in net assets	(142,834)	—	(169,510)	(9,719)

Net Assets as of December 31, 2011	$921,416	$—	$840,583	$1,377,514

Investment income:
Dividends	8,638	—	2,434	28,919
Investment expenses:
Mortality and expense risk and other charges	8,016	1,760	7,486	11,890

Net investment income (loss)	622	(1,760)	(5,052)	17,029
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	17,214	(403)	10,817	51,453

Net realized capital gains (losses) on investments	17,214	(403)	10,817	51,453
Net change in unrealized appreciation (depreciation)	92,453	(7,468)	120,414	57,614

Net gain (loss) on investment	109,667	(7,871)	131,231	109,067
Increase (decrease) in net assets from operations	110,289	(9,631)	126,179	126,096

Increase (decrease) in net assets from contract transactions	(131,432)	302,898	(148,468)	(251,955)

Total increase (decrease) in net assets	(21,143)	293,267	(22,289)	(125,859)

Net Assets as of December 31, 2012	$900,273	$293,267	$818,294	$1,251,655

See accompanying notes.

(1)	See footnote 1

7

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	BlackRock Total Return	BlackRock Capital Appreciation	BlackRock Global Allocation	BlackRock U.S. Government Bond
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$675,931	$2,445,570	$6,549,954	$1,091,967

Investment income:
Dividends	28,518	15,793	408,826	28,694
Investment expenses:
Mortality and expense risk and other charges	5,801	20,786	56,672	9,385

Net investment income (loss)	22,717	(4,993)	352,154	19,309
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	81,526	9,552
Realized gain (loss) on investments	(6,268)	3,149	41,053	4,009

Net realized capital gains (losses) on investments	(6,268)	3,149	122,579	13,561
Net change in unrealized appreciation (depreciation)	19,586	(218,118)	(733,967)	22,978

Net gain (loss) on investment	13,318	(214,969)	(611,388)	36,539
Increase (decrease) in net assets from operations	36,035	(219,962)	(259,234)	55,848

Increase (decrease) in net assets from contract transactions	(155,837)	(135,616)	(449,056)	(161,568)

Total increase (decrease) in net assets	(119,802)	(355,578)	(708,290)	(105,720)

Net Assets as of December 31, 2011	$556,129	$2,089,992	$5,841,664	$986,247

Investment income:
Dividends	20,063	25,315	80,587	19,663
Investment expenses:
Mortality and expense risk and other charges	5,131	19,717	52,680	8,261

Net investment income (loss)	14,932	5,598	27,907	11,402
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	21,561
Realized gain (loss) on investments	720	10,606	(35,286)	8,147

Net realized capital gains (losses) on investments	720	10,606	(35,286)	29,708
Net change in unrealized appreciation (depreciation)	21,826	260,075	541,814	(25,187)

Net gain (loss) on investment	22,546	270,681	506,528	4,521
Increase (decrease) in net assets from operations	37,478	276,279	534,435	15,923

Increase (decrease) in net assets from contract transactions	(17,505)	(204,466)	(581,130)	(248,540)

Total increase (decrease) in net assets	19,973	71,813	(46,695)	(232,617)

Net Assets as of December 31, 2012	$576,102	$2,161,805	$5,794,969	$753,630

See accompanying notes.

(1)	See footnote 1

8

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	BlackRock High Yield Subaccount	BlackRock Large Cap Core Subaccount	BlackRock Money Market Subaccount	BlackRock Balanced Capital V.I. Subaccount
Net Assets as of January 1, 2011	$595,511	$1,388,674	$2,331,467	$3,238

Investment income:
Dividends	41,447	16,185	3	72
Investment expenses:
Mortality and expense risk and other charges	5,142	12,268	17,108	29

Net investment income (loss)	36,305	3,917	(17,105)	43
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	8	—
Realized gain (loss) on investments	(6,035)	52,900	—	6

Net realized capital gains (losses) on investments	(6,035)	52,900	8	6
Net change in unrealized appreciation (depreciation)	(21,375)	(27,832)	—	46

Net gain (loss) on investment	(27,410)	25,068	8	52
Increase (decrease) in net assets from operations	8,895	28,985	(17,097)	95

Increase (decrease) in net assets from contract transactions	(82,289)	(210,674)	(682,258)	(94)

Total increase (decrease) in net assets	(73,394)	(181,689)	(699,355)	1

Net Assets as of December 31, 2011	$522,117	$1,206,985	$1,632,112	$3,239

Investment income:
Dividends	33,889	22,898	—	48
Investment expenses:
Mortality and expense risk and other charges	4,583	11,930	13,366	30

Net investment income (loss)	29,306	10,968	(13,366)	18
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	38	—
Realized gain (loss) on investments	(22,442)	9,877	—	12

Net realized capital gains (losses) on investments	(22,442)	9,877	38	12
Net change in unrealized appreciation (depreciation)	61,910	122,984	—	256

Net gain (loss) on investment	39,468	132,861	38	268
Increase (decrease) in net assets from operations	68,774	143,829	(13,328)	286

Increase (decrease) in net assets from contract transactions	(228,133)	(27,835)	(254,025)	(100)

Total increase (decrease) in net assets	(159,359)	115,994	(267,353)	186

Net Assets as of December 31, 2012	$362,758	$1,322,979	$1,364,759	$3,425

See accompanying notes.

(1)	See footnote 1

9

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	BlackRock Basic Value V.I. Subaccount	BlackRock Global Allocation V.I. Subaccount	BlackRock Global Opportunities V.I. Subaccount	BlackRock S&P 500 Index V.I. Subaccount
Net Assets as of January 1, 2011	$2,853,230	$322,001	$264,614	$1,155,676

Investment income:
Dividends	47,884	6,758	2,686	18,506
Investment expenses:
Mortality and expense risk and other charges	24,307	2,801	2,121	9,887

Net investment income (loss)	23,577	3,957	565	8,619
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	6,629	—	42,855
Realized gain (loss) on investments	28,666	7,826	1,609	7,301

Net realized capital gains (losses) on investments	28,666	14,455	1,609	50,156
Net change in unrealized appreciation (depreciation)	(136,412)	(31,803)	(33,889)	(48,603)

Net gain (loss) on investment	(107,746)	(17,348)	(32,280)	1,553
Increase (decrease) in net assets from operations	(84,169)	(13,391)	(31,715)	10,172

Increase (decrease) in net assets from contract transactions	(245,388)	(20,956)	(21,185)	(109,883)

Total increase (decrease) in net assets	(329,557)	(34,347)	(52,900)	(99,711)

Net Assets as of December 31, 2011	$2,523,673	$287,654	$211,714	$1,055,965

Investment income:
Dividends	43,816	4,520	2,554	21,856
Investment expenses:
Mortality and expense risk and other charges	22,879	2,654	2,034	10,666

Net investment income (loss)	20,937	1,866	520	11,190
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	875	—	25,663
Realized gain (loss) on investments	(46,507)	5,412	(7,609)	29,026

Net realized capital gains (losses) on investments	(46,507)	6,287	(7,609)	54,689
Net change in unrealized appreciation (depreciation)	338,367	17,658	35,258	90,425

Net gain (loss) on investment	291,860	23,945	27,649	145,114
Increase (decrease) in net assets from operations	312,797	25,811	28,169	156,304

Increase (decrease) in net assets from contract transactions	(381,571)	(15,105)	997	(38,137)

Total increase (decrease) in net assets	(68,774)	10,706	29,166	118,167

Net Assets as of December 31, 2012	$2,454,899	$298,360	$240,880	$1,174,132

See accompanying notes.

(1)	See footnote 1

10

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	BlackRock International V.I. Subaccount	BlackRock Large Cap Growth V.I. Subaccount	BlackRock Large Cap Value V.I. Subaccount	BlackRock Value Opportunities V.I. Subaccount
Net Assets as of January 1, 2011	$895,831	$211,329	$493,042	$679,649

Investment income:
Dividends	20,936	1,982	6,356	2,774
Investment expenses:
Mortality and expense risk and other charges	7,558	2,023	4,264	6,044

Net investment income (loss)	13,378	(41)	2,092	(3,270)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	514	—	—
Realized gain (loss) on investments	(59,110)	1,801	(29,583)	(12,164)

Net realized capital gains (losses) on investments	(59,110)	2,315	(29,583)	(12,164)
Net change in unrealized appreciation (depreciation)	(74,698)	977	21,092	(6,439)

Net gain (loss) on investment	(133,808)	3,292	(8,491)	(18,603)
Increase (decrease) in net assets from operations	(120,430)	3,251	(6,399)	(21,873)

Increase (decrease) in net assets from contract transactions	(66,650)	4,004	(45,506)	(8,143)

Total increase (decrease) in net assets	(187,080)	7,255	(51,905)	(30,016)

Net Assets as of December 31, 2011	$708,751	$218,584	$441,137	$649,633

Investment income:
Dividends	12,546	3,216	6,976	2,900
Investment expenses:
Mortality and expense risk and other charges	6,436	2,068	4,172	5,801

Net investment income (loss)	6,110	1,148	2,804	(2,901)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	16,644	—	—
Realized gain (loss) on investments	(150,173)	6,277	(12,893)	(45,000)

Net realized capital gains (losses) on investments	(150,173)	22,921	(12,893)	(45,000)
Net change in unrealized appreciation (depreciation)	232,464	7,030	64,422	123,996

Net gain (loss) on investment	82,291	29,951	51,529	78,996
Increase (decrease) in net assets from operations	88,401	31,099	54,333	76,095

Increase (decrease) in net assets from contract transactions	(92,607)	(21,983)	(18,868)	(107,908)

Total increase (decrease) in net assets	(4,206)	9,116	35,465	(31,813)

Net Assets as of December 31, 2012	$704,545	$227,700	$476,602	$617,820

See accompanying notes.

(1)	See footnote 1

11

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012, Except as Noted

	BlackRock Equity Dividend V.I. Subaccount	2013 Trust Subaccount	2014 Trust Subaccount	MFS® Growth Subaccount
Net Assets as of January 1, 2011	$171,950	$14,490	$100,291	$810,950

Investment income:
Dividends	3,251	—	—	1,428
Investment expenses:
Mortality and expense risk and other charges	1,438	177	828	6,861

Net investment income (loss)	1,813	(177)	(828)	(5,433)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	847	—	—	—
Realized gain (loss) on investments	(9,807)	237	58,264	18,771

Net realized capital gains (losses) on investments	(8,960)	237	58,264	18,771
Net change in unrealized appreciation (depreciation)	13,226	(156)	(55,380)	(20,920)

Net gain (loss) on investment	4,266	81	2,884	(2,149)
Increase (decrease) in net assets from operations	6,079	(96)	2,056	(7,582)

Increase (decrease) in net assets from contract transactions	(35,461)	(125)	(102,347)	(104,745)

Total increase (decrease) in net assets	(29,382)	(221)	(100,291)	(112,327)

Net Assets as of December 31, 2011	$142,568	$14,269	$—	$698,623

Investment income:
Dividends	3,486	—	—	—
Investment expenses:
Mortality and expense risk and other charges	1,400	175	—	6,510

Net investment income (loss)	2,086	(175)	—	(6,510)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	127	—	—	—
Realized gain (loss) on investments	(5,310)	185	—	25,451

Net realized capital gains (losses) on investments	(5,183)	185	—	25,451
Net change in unrealized appreciation (depreciation)	19,418	(225)	—	90,432

Net gain (loss) on investment	14,235	(40)	—	115,883
Increase (decrease) in net assets from operations	16,321	(215)	—	109,373

Increase (decrease) in net assets from contract transactions	(4,293)	(122)	—	(102,613)

Total increase (decrease) in net assets	12,028	(337)	—	6,760

Net Assets as of December 31, 2012	$154,596	$13,932	$—	$705,383

See accompanying notes.

(1)	See footnote 1

12

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies

Organization

ML of New York Variable Life Separate Account II (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company of New York (TALICNY), a wholly-owned subsidiary of AEGON USA, LLC (AUSA). AUSA is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Investor Life NY and Investor Life Plus NY.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares
Invesco V.I. Core Equity	Invesco V.I. Core Equity Fund
Invesco Van Kampen V.I. American Franchise	Invesco Van Kampen V.I. American Franchise Fund
AllianceBernstein Variable Products Series Fund, Inc.	AllianceBernstein Variable Products Series Fund, Inc.
AllianceBernstein VPS Large Cap Growth	AllianceBernstein VPS Large Cap Growth Portfolio
BlackRock Series Fund, Inc.	BlackRock Series Fund, Inc.
BlackRock Balanced Capital	BlackRock Balanced Capital Portfolio
BlackRock Total Return	BlackRock Total Return Portfolio
BlackRock Capital Appreciation	BlackRock Capital Appreciation Portfolio
BlackRock Global Allocation	BlackRock Global Allocation Portfolio
BlackRock U.S. Government Bond	BlackRock U.S. Government Bond Portfolio
BlackRock High Yield	BlackRock High Yield Portfolio
BlackRock Large Cap Core	BlackRock Large Cap Core Portfolio
BlackRock Money Market	BlackRock Money Market Portfolio
BlackRock Variable Series Fund, Inc.	BlackRock Variable Series Fund, Inc.
BlackRock Balanced Capital V.I.	BlackRock Balanced Capital V.I. Fund
BlackRock Basic Value V.I.	BlackRock Basic Value V.I. Fund
BlackRock Global Allocation V.I.	BlackRock Global Allocation V.I. Fund
BlackRock Global Opportunities V.I.	BlackRock Global Opportunities V.I. Fund
BlackRock S&P 500 Index V.I.	BlackRock S&P 500 Index V.I. Fund
BlackRock International V.I.	BlackRock International V.I. Fund
BlackRock Large Cap Growth V.I.	BlackRock Large Cap Growth V.I. Fund
BlackRock Large Cap Value V.I.	BlackRock Large Cap Value V.I. Fund
BlackRock Value Opportunities V.I.	BlackRock Value Opportunities V.I. Fund
BlackRock Equity Dividend V.I.	BlackRock Equity Dividend V.I. Fund
Zero Coupon Trust	Zero Coupon Trust
2013 Trust	2013 Trust
2014 Trust	2014 Trust

13

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund (continued):

Subaccount	Mutual Fund
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth	MFS® Growth Series

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
Invesco Van Kampen V.I. American Franchise	April 27, 2012

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
Invesco Van Kampen V.I. American Franchise	Invesco V.I. Capital Appreciation

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2012.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, which for the Separate Account was January 1, 2012. The adoption did not have a material impact on the financial statements.

14

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2012 were as follows:

Subaccount	Purchases	Sales
Invesco V.I. Core Equity	$13,503	$144,313
Invesco Van Kampen V.I. American Franchise	308,974	7,836
AllianceBernstein VPS Large Cap Growth	8,812	157,957
BlackRock Balanced Capital	37,855	272,781
BlackRock Total Return	20,515	22,652
BlackRock Capital Appreciation	257,705	456,573
BlackRock Global Allocation	115,064	668,288
BlackRock U.S. Government Bond	46,395	261,153
BlackRock High Yield	107,547	305,061
BlackRock Large Cap Core	83,247	100,114
BlackRock Money Market	929,146	1,196,492
BlackRock Balanced Capital V.I.	48	129
BlackRock Basic Value V.I.	43,866	404,519
BlackRock Global Allocation V.I.	5,396	17,760
BlackRock Global Opportunities V.I.	64,217	62,699
BlackRock S&P 500 Index V.I.	124,225	125,515
BlackRock International V.I.	57,973	144,464
BlackRock Large Cap Growth V.I.	19,937	24,129
BlackRock Large Cap Value V.I.	6,975	23,053
BlackRock Value Opportunities V.I.	2,944	113,752
BlackRock Equity Dividend V.I.	10,776	12,849
2013 Trust	—	297
2014 Trust	—	—
MFS® Growth	6,859	115,977

15

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

3. Change in Units

The changes in units outstanding were as follows:

	Year ended December 31,
	2012			2011
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Invesco V.I. Core Equity	11,746	(22,704)	(10,958)	3,886	(15,637)	(11,751)
Invesco Van Kampen V.I. American Franchise	31,382	(1,120)	30,262	—	—	—
AllianceBernstein VPS Large Cap Growth	8,769	(16,466)	(7,697)	4,350	(11,984)	(7,634)
BlackRock Balanced Capital	2,652	(6,590)	(3,938)	173	(1,173)	(1,000)
BlackRock Total Return	181	(362)	(181)	1,513	(3,206)	(1,693)
BlackRock Capital Appreciation	5,774	(7,763)	(1,989)	239	(1,575)	(1,336)
BlackRock Global Allocation	4,370	(14,264)	(9,894)	3,418	(11,179)	(7,761)
BlackRock U.S. Government Bond	440	(3,476)	(3,036)	1,223	(3,275)	(2,052)
BlackRock High Yield	3,340	(7,202)	(3,862)	358	(1,853)	(1,495)
BlackRock Large Cap Core	537	(742)	(205)	553	(2,222)	(1,669)
BlackRock Money Market	26,198	(32,978)	(6,780)	23,443	(41,485)	(18,042)
BlackRock Balanced Capital V.I.	1	(3)	(2)	1	(4)	(3)
BlackRock Basic Value V.I.	4,052	(13,812)	(9,760)	5,446	(11,964)	(6,518)
BlackRock Global Allocation V.I.	298	(723)	(425)	199	(788)	(589)
BlackRock Global Opportunities V.I.	4,546	(4,520)	26	437	(1,797)	(1,360)
BlackRock S&P 500 Index V.I.	5,633	(7,298)	(1,665)	1,604	(7,435)	(5,831)
BlackRock International V.I.	3,927	(9,836)	(5,909)	1,019	(4,745)	(3,726)
BlackRock Large Cap Growth V.I.	1,784	(3,624)	(1,840)	1,334	(951)	383
BlackRock Large Cap Value V.I.	171	(1,377)	(1,206)	110	(3,093)	(2,983)
BlackRock Value Opportunities V.I.	666	(3,131)	(2,465)	1,596	(1,782)	(186)
BlackRock Equity Dividend V.I.	1,056	(1,159)	(103)	450	(1,588)	(1,138)
2013 Trust	—	(4)	(4)	—	(4)	(4)
2014 Trust	—	—	—	—	(2,924)	(2,924)
MFS® Growth	3,988	(9,034)	(5,046)	1,776	(7,380)	(5,604)

16

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

4. Financial Highlights

	Year			Unit Fair	Net	Income	Expense	Total
Subaccount	Ended		Units	Value	Assets	Ratio*	Ratio**	Return***
Invesco V.I. Core Equity
	12/31/2012		70,642	$12.74	$900,273	0.97%	0.90%	12.86%
	12/31/2011		81,600	11.29	921,416	0.93	0.90	(0.95)
	12/31/2010		93,351	11.40	1,064,250	0.92	0.90	8.58
	12/31/2009		108,648	10.50	1,140,774	1.98	0.90	27.14
	12/31/2008		106,385	8.26	878,740	1.90	0.90	(30.77)
Invesco Van Kampen V.I. American Franchise
	12/31/2012	(1)	30,262	9.69	293,267	—	0.90	—
AllianceBernstein VPS Large Cap Growth
	12/31/2012		41,636	19.65	818,294	0.29	0.90	15.35
	12/31/2011		49,333	17.04	840,583	0.33	0.90	(3.91)
	12/31/2010		56,967	17.73	1,010,093	0.50	0.90	9.12
	12/31/2009		69,631	16.25	1,131,484	0.16	0.90	36.28
	12/31/2008		73,981	11.92	881,853	—	0.90	(40.21)
BlackRock Balanced Capital
	12/31/2012		18,893	66.25	1,251,655	2.19	0.90	9.80
	12/31/2011		22,831	60.34	1,377,514	2.70	0.90	3.65
	12/31/2010		23,831	58.21	1,387,233	2.28	0.90	8.31
	12/31/2009		29,474	53.74	1,584,016	2.92	0.90	17.66
	12/31/2008		33,124	45.68	1,513,099	2.73	0.90	(27.50)
BlackRock Total Return
	12/31/2012		5,840	98.65	576,102	3.52	0.90	6.81
	12/31/2011		6,021	92.36	556,129	4.36	0.90	5.40
	12/31/2010		7,714	87.62	675,931	4.60	0.90	7.54
	12/31/2009		9,737	81.48	793,401	5.65	0.90	13.85
	12/31/2008		7,893	71.57	567,879	5.02	0.90	(8.60)
BlackRock Capital Appreciation
	12/31/2012		20,531	105.29	2,161,805	1.16	0.90	13.46
	12/31/2011		22,520	92.80	2,089,992	0.67	0.90	(9.47)
	12/31/2010		23,856	102.51	2,445,570	0.52	0.90	18.97
	12/31/2009		25,291	86.17	2,179,395	0.75	0.90	36.17
	12/31/2008		26,405	63.28	1,670,936	0.69	0.90	(39.37)

17

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

	Year		Unit Fair	Net	Income	Expense	Total
Subaccount	Ended	Units	Value	Assets	Ratio*	Ratio**	Return***
BlackRock Global Allocation
	12/31/2012	95,620	$60.60	$5,794,969	1.38%	0.90%	9.47%
	12/31/2011	105,514	55.36	5,841,664	6.42	0.90	(4.25)
	12/31/2010	113,275	57.82	6,549,954	1.32	0.90	9.33
	12/31/2009	127,114	52.89	6,723,041	2.63	0.90	21.39
	12/31/2008	130,332	43.57	5,678,566	5.82	0.90	(21.40)
BlackRock U.S. Government Bond
	12/31/2012	9,167	82.21	753,630	2.16	0.90	1.72
	12/31/2011	12,203	80.82	986,247	2.74	0.90	5.51
	12/31/2010	14,255	76.60	1,091,967	3.80	0.90	7.79
	12/31/2009	14,675	71.06	1,042,887	4.58	0.90	(2.55)
	12/31/2008	14,095	72.92	1,029,421	2.44	0.90	6.37
BlackRock High Yield
	12/31/2012	5,875	61.75	362,758	6.81	0.90	15.16
	12/31/2011	9,737	53.62	522,117	7.22	0.90	1.14
	12/31/2010	11,232	53.02	595,511	7.79	0.90	15.16
	12/31/2009	11,562	46.04	532,312	9.94	0.90	51.33
	12/31/2008	12,498	30.42	384,180	8.86	0.90	(28.70)
BlackRock Large Cap Core
	12/31/2012	9,611	137.65	1,322,979	1.73	0.90	11.94
	12/31/2011	9,816	122.97	1,206,985	1.17	0.90	1.70
	12/31/2010	11,485	120.91	1,388,674	1.43	0.90	9.11
	12/31/2009	14,155	110.82	1,568,545	1.58	0.90	21.80
	12/31/2008	16,565	90.98	1,507,056	1.13	0.90	(38.51)
BlackRock Money Market
	12/31/2012	36,611	37.28	1,364,759	—	0.90	(0.89)
	12/31/2011	43,391	37.61	1,632,112	—	0.90	(0.89)
	12/31/2010	61,433	37.95	2,331,467	0.01	0.90	(0.88)
	12/31/2009	55,176	38.29	2,112,660	0.32	0.90	(0.59)
	12/31/2008	62,107	38.52	2,392,363	2.83	0.90	1.89
BlackRock Balanced Capital V.I.
	12/31/2012	96	35.86	3,425	1.42	0.90	8.90
	12/31/2011	98	32.93	3,239	2.17	0.90	2.92
	12/31/2010	101	32.00	3,238	1.86	0.90	7.79
	12/31/2009	105	29.68	3,131	2.34	0.90	16.87
	12/31/2008	—	25.40	2,760	2.42	0.90	(29.27)

18

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

	Year		Unit Fair	Net	Income	Expense	Total
Subaccount	Ended	Units	Value	Assets	Ratio*	Ratio**	Return***
BlackRock Basic Value V.I.
	12/31/2012	60,275	$40.73	$2,454,899	1.73%	0.90%	13.03%
	12/31/2011	70,035	36.03	2,523,673	1.74	0.90	(3.32)
	12/31/2010	76,553	37.27	2,853,230	1.55	0.90	11.80
	12/31/2009	91,663	33.34	3,055,894	2.09	0.90	29.96
	12/31/2008	103,260	25.65	2,648,624	2.28	0.90	(37.34)
BlackRock Global Allocation V.I.
	12/31/2012	7,909	37.72	298,360	1.53	0.90	9.29
	12/31/2011	8,334	34.52	287,654	2.15	0.90	(4.35)
	12/31/2010	8,923	36.09	322,001	1.18	0.90	9.07
	12/31/2009	9,670	33.09	319,939	1.80	0.90	20.12
	12/31/2008	11,111	27.54	306,008	2.13	0.90	(20.15)
BlackRock Global Opportunities V.I.
	12/31/2012	15,986	15.07	240,880	1.12	0.90	13.59
	12/31/2011	15,960	13.27	211,714	1.12	0.90	(13.17)
	12/31/2010	17,320	15.28	264,614	0.67	0.90	10.24
	12/31/2009	24,950	13.86	345,788	2.84	0.90	34.43
	12/31/2008	24,350	10.31	251,043	0.37	0.90	(46.42)
BlackRock S&P 500 Index V.I.
	12/31/2012	54,892	21.39	1,174,132	1.85	0.90	14.56
	12/31/2011	56,557	18.67	1,055,965	1.66	0.90	0.79
	12/31/2010	62,388	18.52	1,155,676	1.68	0.90	13.67
	12/31/2009	64,522	16.30	1,051,434	2.04	0.90	25.06
	12/31/2008	66,442	13.03	865,734	1.58	0.90	(37.79)
BlackRock International V.I.
	12/31/2012	40,109	17.57	704,545	1.75	0.90	14.05
	12/31/2011	46,018	15.40	708,751	2.45	0.90	(14.48)
	12/31/2010	49,744	18.01	895,831	1.10	0.90	5.62
	12/31/2009	56,195	17.05	958,160	2.29	0.90	28.80
	12/31/2008	60,228	13.24	797,415	2.64	0.90	(43.01)
BlackRock Large Cap Growth V.I.
	12/31/2012	19,135	11.90	227,700	1.40	0.90	14.19
	12/31/2011	20,975	10.42	218,584	0.87	0.90	1.54
	12/31/2010	20,592	10.26	211,329	0.67	0.90	14.46
	12/31/2009	19,588	8.97	175,635	0.56	0.90	25.67
	12/31/2008	24,441	7.13	174,261	0.43	0.90	(41.23)

19

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

	Year		Unit Fair	Net	Income	Expense	Total
Subaccount	Ended	Units	Value	Assets	Ratio*	Ratio**	Return***
BlackRock Large Cap Value V.I.
	12/31/2012	28,817	$16.54	$476,602	1.51%	0.90%	12.56%
	12/31/2011	30,023	14.69	441,137	1.32	0.90	(1.64)
	12/31/2010	33,006	14.94	493,042	1.23	0.90	7.65
	12/31/2009	35,791	13.88	496,684	2.04	0.90	13.30
	12/31/2008	24,983	12.25	306,043	0.72	0.90	(37.82)
BlackRock Value Opportunities V.I.
	12/31/2012	13,454	45.92	617,820	0.45	0.90	12.52
	12/31/2011	15,919	40.81	649,633	0.40	0.90	(3.29)
	12/31/2010	16,105	42.20	679,649	0.54	0.90	27.54
	12/31/2009	17,586	33.09	581,862	0.71	0.90	27.19
	12/31/2008	19,343	26.01	504,099	0.67	0.90	(40.58)
BlackRock Equity Dividend V.I.
	12/31/2012	4,162	37.14	154,596	2.25	0.90	11.12
	12/31/2011	4,265	33.42	142,568	2.01	0.90	5.02
	12/31/2010	5,403	31.83	171,950	2.78	0.90	9.35
	12/31/2009	6,014	29.10	175,021	3.28	0.90	13.84
	12/31/2008	6,476	25.57	165,588	2.40	0.90	(34.45)
2013 Trust
	12/31/2012	443	31.45	13,932	—	1.24	(1.51)
	12/31/2011	447	31.93	14,269	—	1.24	(0.67)
	12/31/2010	451	32.15	14,490	—	1.24	2.00
	12/31/2009	455	31.52	14,325	—	1.24	(2.28)
	12/31/2008	—	32.25	14,578	—	1.24	10.72
2014 Trust
	12/31/2012	—	34.47	—	—	1.24	(1.01)
	12/31/2011	—	34.82	—	—	1.24	1.52
	12/31/2010	2,924	34.30	100,291	—	1.24	5.28
	12/31/2009	2,949	32.58	96,081	—	1.24	(1.24)
	12/31/2008	2,934	32.99	96,802	—	1.24	12.16
MFS® Growth
	12/31/2012	33,153	21.28	705,383	—	0.90	16.33
	12/31/2011	38,199	18.29	698,623	0.18	0.90	(1.21)
	12/31/2010	43,803	18.51	810,950	0.12	0.90	14.31
	12/31/2009	47,478	16.20	768,958	0.32	0.90	36.44
	12/31/2008	52,938	11.87	628,370	0.25	0.90	(37.98)

20

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

21

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

5. Administrative and Mortality and Expense Risk Charges

An annual charge is deducted from the unit values of the subaccounts of the Separate Account for TALICNY’s assumption of certain mortality and expense risks incurred in connection with the contract. It is assessed daily based on the net asset value of the Mutual Fund Account. An annual charge of 0.90% is assessed. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for a trust acquisition fee:

Additional Trust
Subaccount	Acquisition Fee Assessed
2013 Trust	0.34%
2014 Trust	0.34%

6. Income Taxes

Operations of the Separate Account form a part of TALICNY, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALICNY for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALICNY. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALICNY, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

22

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account II

Notes to Financial Statements

December 31, 2012

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

23

SUPPLEMENT DATED MAY 1, 2013
TO PROSPECTUS DATED MAY 1, 2001- Investor Life and Investor Life Plus

Issued through
ML of New York Variable Life Separate Account II
By
Transamerica Advisors Life Insurance Company of New York

The following information hereby supplements or amends, and to the extent is inconsistent replaces, certain information contained in your prospectus:

INVESTMENT OPTIONS:
Please note the following changes to your investments options:

Effective October 22, 2012

BlackRock Balanced Capital V.I. Fund was renamed BlackRock Managed Volatility V.I. Fund.

Effective April 29, 2013

Invesco Van Kampen V.I. America Franchise Fund was renamed Invesco V.I. America Franchise Fund.

The following information is added to the section entitled “Tax Considerations”:

Please Note:

•
Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional documentation may be required with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents, and additional withholding may be imposed if such documentation is not provided.   Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

•
In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010.  The 2010 Taxpayer Relief Act generally extended the EGGTRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012.    The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes.  This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

*****
The following replaces the information entitled “Using the Contract- Assigning the Contract As Collateral”:

You may assign your Policy by filing a written request with us.  We will not be bound by any assignment until we record it in our records.  Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment.  We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it.  Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

*****

The following section is added to the section entitled “More About The Contract”:

Unclaimed or Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

* * * * *
The following information replaces the information entitled “Legal Proceedings”:

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business.  Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate.  In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

We are currently being audited on behalf of multiple states' treasury and controllers' offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

* * * * *
Illustrations:

The information included in the Illustrations section is out-of-date and should not be relied upon.

* * * * *
For additional information, you may contact us at the IBM Service Center at (800) 354-5333 or write the Service Center at P.O. Box 19100, Greenville, SC 29602-9100.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PRODUCT PROSPECTUS

ML LIFE INSURANCE COMPANY OF NEW YORK

ML of New York Variable Life Separate Account II

Supplement Dated May 1, 2010
to the Prospectuses For
INVESTOR LIFE (Dated May 1, 2001)
INVESTOR LIFE PLUS (Dated May 1, 2001)

Please note the following changes:

Name Change:
Subject to regulatory approval, on or about July 1, 2010 ML Life Insurance Company of New York will change its name to: Transamerica Advisors Life Insurance Company of New York.  Upon approval of the name change, all references in your respective prospectus(es) to Merrill Lynch Life Insurance Company should be changed to:

Transamerica Advisors Life Insurance Company of New York

* * * * *
Home Office Address Change:
The Home Office address for ML Life Insurance Company of New York has changed to:

440 Mamaroneck Avenue
Harrison, NY 10528
* * * * *

Investment Divisions:

Please note the following changes to the underlying portfolios for your product:

MLIG Variable Insurance Trust:

•	Roszel/Delaware Trend Portfolio was liquidated; and
•	Roszel/Allianz CCM Capital Appreciation Portfolio was liquidated.

AIM Variable Insurance Funds:

•	As a result of a merger, the name of the Fund now appears as Aim Variable Insurance Funds (Invesco Variable Insurance Funds)
•	AIM V.I. Capital Appreciation Fund was renamed Invesco V.I. Capital Appreciation Fund
•	AIM V.I. Core Equity Fund was renamed Invesco V.I. Core Equity Fund

BlackRock Series Fund, Inc.:

•	BlackRock Fundamental Growth Portfolio was renamed BlackRock Capital Appreciation Portfolio

BlackRock Variable Series Funds, Inc.:

•	BlackRock Global Growth V.I. Fund was renamed BlackRock Global Opportunities V.I. Fund

Supplement dated August 19, 2009,
to the Prospectuses listed below
for variable life insurance policies issued by

Merrill Lynch Life Insurance Company

ML Life Insurance Company of New York

SPECIAL NOTICE

This supplement describes a change to the following variable life insurance policies listed below (each a "Policy") issued by Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York ("Merrill") and funded through the separate accounts listed below. Please retain this supplement with your prospectus for future reference.

•	MLLIC Legacy Power (funded through Merrill Lynch Variable Life Separate Account)

•	MLLIC Prime Plans (funded through Merrill Lynch Life Variable Life Separate Account II)

•	MLLICNY Prime Plans (funded through ML of New York Variable life Separate Account)

•	MLLIC Prime Plan V (funded through Merrill Lynch Life Variable Life Separate Account II)

•	MLLIC Directed Life and Directed Life 2 (funded through Merrill Lynch Life Variable Life Separate Account II)

•	MLLICNY Directed Life and Directed Life 2 (funded through ML of New York Variable Life Separate Account)

•	MLLIC Estate Investor I/II (funded through Variable Life Separate Account

•	MLLIC Investor Life/Plus (funded through Merrill Lynch Variable Life Separate Account)

•	MLLICNY Investor Life/Plus (funded through ML of New York Variable Life Separate Account II)

Liquidation of Portfolios

We have been informed that the Board of Trustees for the Roszel/Delaware Trend Portfolio and the Roszel/Allianz CCM Capital Appreciation Portfolio of the MLIG Variable Insurance Trust ("Roszel Delaware Trend and Roszel Allianz”) has approved plans of liquidation for the Roszel Delaware Trend and Roszel Allianz portfolios; the liquidation is expected to occur on or about October 23, 2009. As a result, the Roszel Delaware Trend and the Roszel Allianz investment portfolios will not be available in your Policy after October 23, 2009.

Issues Regarding the Portfolio Liquidations and the Possible Effects on your Policy

You may wish to refer to your most recent statement and/or confirmation to review your current portfolio of investments, as well as your current premium and monthly deduction allocation elections, if applicable. If you do not have any policy value in the Roszel Delaware Trend or the Roszel Allianz investment portfolios and do not intend to allocate additional net premiums or transfer existing policy value to either investment portfolio, then the liquidation will not affect you. However, if you have policy value allocated to the Roszel Delaware Trend and/or the Roszel Allianz investment portfolios, then the liquidation(s) will affect you and the following dates are particularly important for you.

October 22, 2009: This is the last date that you can provide us with instructions on how to transfer your policy value out of the Roszel Delaware Trend or the Roszel Allianz investment portfolios and into any other investment option(s) under your Policy. Transfers are made effective on the date we receive your transfer instructions in good order.

October 23, 2009: Any policy value remaining in either the Roszel Delaware Trend or the Roszel Allianz investment portfolios will automatically be transferred into the BlackRock Money Market Portfolio (for all non-Legacy Power Policy Holders) of the BlackRock Series Trust, Inc. or into the BlackRock Money Market V.I. Fund (for Legacy Power Policy Holders only) of the BlackRock Variable Series Fund, Inc. as of the close of business on October 23, 2009.

In addition, in anticipation of the pending liquidation of the Roszel Delaware Trend and the Roszel Allianz portfolios, we are reminding you of your ability to transfer your policy value among the other investment options available under your Policy. The investment options available under your Policy represent a wide variety of investment objectives and strategies, and are advised by a range of money managers. The prospectus for your Policy includes a section that describes those investment options. More detailed information about the investment options available under your Policy can be found in the current prospectuses for those investment options, copies of which were made available to you on or about May 1, 2009. You should read those prospectuses carefully and carefully consider the investment objectives, charges, expenses and risks of any investment option to which you allocate net premium or transfer or allocate policy value.

More detailed information about possible effects of the portfolio liquidation on your policy and certain types of transactions, and procedures that we have developed to ensure the timely transfer of any policy value that you have in the Roszel Delaware Trend or the Roszel Allianz investment portfolios, are provided below in the form of questions and answers.

How does the portfolio liquidation affect my transfer privileges?

Transfer Requests. If we receive a transfer request after October 21, 2009 that specifies a transfer into either the Roszel Delaware Trend or the Roszel Allianz investment portfolios, we will contact you and advise that the request is not considered to be in good order. We will not process the request. We will require a new request in good order before we can process the transfer request. We will follow these rules for specific transfer requests made in writing or by telephone.

As noted above, October 22, 2009 is the last date that you can provide us with instructions on how to transfer your policy value out of the Roszel Delaware Trend or the Roszel Allianz investment portfolios and into any other investment option(s) under your Policy. Such transfer requests must be received in good order.

Involuntary Transfer into the BlackRock Money Market Portfolio of the BlackRock Series Trust, Inc. (for all non-Legacy Power Policy Holders) or the BlackRock Money Market V.I. Fund of the BlackRock Variable Series Fund, Inc. (for Legacy Power Policy Holders). If, as a result of the portfolio liquidations, we transfer your policy value from the Roszel Delaware Trend or the Roszel Allianz investment portfolios to either the BlackRock Money Market Portfolio or the BlackRock Money Market V.I. Fund (for Legacy Power Policy Holders only) on October 23, 2009, you may transfer such policy value from the respective BlackRock money market investment portfolio to any of the other available investment portfolios or to any fixed account option available under your Policy.

No Transfer Fees. If your Policy imposes any restrictions, or assess any fees, charges or penalties on transfers of policy value from one investment portfolio to another or from a investment portfolio to any available fixed account option available under your Policy, there will be no charge if you transfer your policy value out of the Roszel Delaware Trend or the Roszel Allianz investment portfolios in response to this supplement or if, on October 23, 2009, we transfer your policy value from the Roszel Delaware Trend or the Roszel Allianz investment portfolios to either the BlackRock Money Market Portfolio or the BlackRock Money Market V.I. Fund (for Legacy Power Policy Holders only) investment portfolios. In addition, if we transfer your policy value to either the BlackRock Money Market Portfolio or the BlackRock Money Market V.I. Fund investment portfolios in connection with the Liquidation, then there will be no charge if you thereafter transfer policy value from the respective BlackRock money market investment portfolio to another investment portfolio or any fixed account options available under your Policy.

What effect will this portfolio liquidation have on a request for loans or withdrawals?

If your loan or withdrawal request is received in good order and includes specific allocation of amounts to the Roszel Delaware Trend or the Roszel Allianz investment portfolio, then we will honor the request so long as it is received prior to October 22, 2009. After that date, any loan or withdrawal request received that directs that the amount of the loan or withdrawal be deducted, in whole or in part, from the Roszel Delaware Trend or the Roszel Allianz investment portfolio will be treated as not in good order. We will contact you and will require a new request before we process the loan or withdrawal.

Will this portfolio liquidation affect any policy loan repayments (if applicable) I make?

Loan repayments, if loans are permitted under your Policy, are processed in with the loan provisions described in your product prospectus.

* * * * *

We appreciate your business. If you have any questions about this notice, or to request copies of prospectuses for any of the investment options available under your Policy, please contact us 1-800-354-5333 or send your written request to: IBM Service Center, 2000 Wade Hampton Blvd., Greenville, South Carolina 29615.

ML LIFE INSURANCE COMPANY OF NEW YORK

ML of New York Variable Annuity Separate
Account A
Supplement Dated July 24, 2008
to the Prospectuses For
RETIREMENT POWER (Dated May 1, 2004)
RETIREMENT OPTIMIZER (Dated May 1, 2004)

ML of New York Variable Annuity Separate
Account D
Supplement Dated July 24, 2008
to the Prospectus For
MERRILL LYNCH IRA ANNUITY
(Dated May 1, 2005)

ML of New York Variable Annuity Separate
Account
Supplement Dated July 24, 2008
to the Prospectus For
PORTFOLIO PLUS (Dated May 1, 1993)	ML of New York Variable Life Separate Account
Supplement Dated July 24, 2008
to the Prospectuses For
PRIME PLAN I (Dated April 30, 1991)
PRIME PLAN II (Dated April 30, 1991)
PRIME PLAN III (Dated April 30, 1991)
PRIME PLAN IV (Dated April 30, 1991)
PRIME PLAN V (Dated January 2, 1991)
PRIME PLAN VI (Dated April 30, 1991)
PRIME PLAN 7 (Dated April 30, 1991)
PRIME PLAN INVESTOR (Dated April 30, 1991)
DIRECTED LIFE (Dated April 30, 1991)
DIRECTED LIFE 2 (Dated April 30, 1991)

ML of New York Variable Life Separate Account II
Supplement Dated July 24, 2008
to the Prospectuses For
INVESTOR LIFE (Dated May 1, 2001)
INVESTOR LIFE PLUS (Dated May 1, 2001)
This supplement describes a change regarding the variable annuity contracts and variable life insurance policies listed above issued by ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.
Effective May 1, 2008, Transamerica Capital, Inc. (“Distributor”) serves as principal underwriter for your variable annuity contract or your variable life insurance policy. Distributor is a California corporation and its home office is located at 4600 South Syracuse Street, Suite 1100, Denver, Colorado, 80287. Distributor is an indirect, wholly owned subsidiary of AEGON USA, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA (formerly NASD, Inc.).
Merrill Lynch, Pierce, Fenner & Smith Incorporated formerly served as principal underwriter. Accordingly, any references in the Prospectus to Merrill Lynch, Pierce, Fenner & Smith Incorporated as principal underwriter are hereby deleted.
* * *
If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

<TEXT>
                                     .
                                     .
                                     .
                     ML LIFE INSURANCE COMPANY OF NEW YORK

  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT         ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A
        SUPPLEMENT DATED DECEMBER 28, 2007                      SUPPLEMENT DATED DECEMBER 28, 2007
             TO THE PROSPECTUSES FOR                                 TO THE PROSPECTUSES FOR
       PRIME PLAN I (DATED APRIL 30, 1991)                    RETIREMENT POWER  (DATED MAY 1, 2004)
       PRIME PLAN II (DATED APRIL 30, 1991)                            RETIREMENT OPTIMIZER
      PRIME PLAN III (DATED APRIL 30, 1991)                            (DATED MAY 1, 2004)
       PRIME PLAN IV (DATED APRIL 30, 1991)           INVESTOR CHOICE (INVESTOR SERIES) (DATED MAY 1, 2007)
       PRIME PLAN V (DATED JANUARY 2, 1991)                    RETIREMENT PLUS (DATED MAY 1, 2007)
       PRIME PLAN VI (DATED APRIL 30, 1991)
       PRIME PLAN 7 (DATED APRIL 30, 1991)              ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT B
               PRIME PLAN INVESTOR                              SUPPLEMENT DATED DECEMBER 28, 2007
              (DATED APRIL 30, 1991)                                  TO THE PROSPECTUS FOR
       DIRECTED LIFE (DATED APRIL 30, 1991)                    RETIREMENT PLUS (DATED MAY 1, 2007)
      DIRECTED LIFE 2 (DATED APRIL 30, 1991)
                                                        ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT C
 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II               SUPPLEMENT DATED DECEMBER 28, 2007
        SUPPLEMENT DATED DECEMBER 28, 2007                            TO THE PROSPECTUS FOR
             TO THE PROSPECTUSES FOR                           CONSULTS ANNUITY (DATED MAY 1, 2007)
        INVESTOR LIFE (DATED MAY 1, 2001)
      INVESTOR LIFE PLUS (DATED MAY 1, 2001)                 ML OF NEW YORK VARIABLE ANNUITY SEPARATE
                                                                            ACCOUNT D
 ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT               SUPPLEMENT DATED DECEMBER 28, 2007
        SUPPLEMENT DATED DECEMBER 28, 2007                            TO THE PROSPECTUS FOR
              TO THE PROSPECTUS FOR                                INVESTOR CHOICE (IRA SERIES)
        PORTFOLIO PLUS (DATED MAY 1, 1993)                             (DATED MAY 1, 2007)
                                                                    MERRILL LYNCH IRA ANNUITY
                                                                       (DATED MAY 1, 2006)

This supplement describes a change regarding the variable annuity contracts and variable life insurance policies listed above issued by ML Life Insurance
Company of New York. Please retain this supplement with your Prospectus for future reference.

On December 28, 2007, ML Life Insurance Company of New York became a wholly-owned indirect subsidiary of Transamerica Corporation.  All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of the
Netherlands, the securities of which are publicly traded. AEGON N.V. of the
Netherlands conducts its business through subsidiary companies engaged primarily in the insurance business. Accordingly, any references in the Prospectus to ML
Life Insurance Company of New York as a subsidiary of Merrill Lynch & Co. Inc.
or as an affiliate of BlackRock, Inc., Roszel Advisors LLC, or MLPF&S are hereby deleted.

                                 *     *     *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

833822.1-1207
</TEXT>
</DOCUMENT>

<TEXT>
                                     .
                                     .
                                     .

       MERRILL LYNCH LIFE INSURANCE                 ML LIFE INSURANCE COMPANY
                  COMPANY                                  OF NEW YORK

        MERRILL LYNCH VARIABLE LIFE               ML OF NEW YORK VARIABLE LIFE
             SEPARATE ACCOUNT                           SEPARATE ACCOUNT
    SUPPLEMENT DATED DECEMBER 12, 2007         SUPPLEMENT DATED DECEMBER 12, 2007
                  TO THE                                     TO THE
             PROSPECTUSES FOR                           PROSPECTUSES FOR
     INVESTOR LIFE (DATED MAY 1, 2001)         PRIME PLAN I (DATED APRIL 30, 1991)
  INVESTOR LIFE PLUS (DATED MAY 1, 2001)      PRIME PLAN II (DATED APRIL 30, 1991)
   ESTATE INVESTOR I (DATED MAY 1, 2001)      PRIME PLAN III (DATED APRIL 30, 1991)
  ESTATE INVESTOR II (DATED MAY 1, 2001)      PRIME PLAN IV (DATED APRIL 30, 1991)
                                              PRIME PLAN V (DATED JANUARY 2, 1991)
     MERRILL LYNCH LIFE VARIABLE LIFE         PRIME PLAN VI (DATED APRIL 30, 1991)
            SEPARATE ACCOUNT II                PRIME PLAN 7 (DATED APRIL 30, 1991)
    SUPPLEMENT DATED DECEMBER 12, 2007                 PRIME PLAN INVESTOR
                  TO THE                             (DATED APRIL 30, 1991)
             PROSPECTUSES FOR                 DIRECTED LIFE (DATED APRIL 30, 1991)
     PRIME PLAN I (DATED MAY 1, 1993)        DIRECTED LIFE 2 (DATED APRIL 30, 1991)
     PRIME PLAN II (DATED MAY 1, 1993)
    PRIME PLAN III (DATED MAY 1, 1993)            ML OF NEW YORK VARIABLE LIFE
     PRIME PLAN IV (DATED MAY 1, 1998)                 SEPARATE ACCOUNT II
     PRIME PLAN V (DATED MAY 1, 2007)          SUPPLEMENT DATED DECEMBER 12, 2007
   PRIME PLAN VI (DATED JANUARY 2, 1991)                     TO THE
    PRIME PLAN 7 (DATED APRIL 30, 1991)                 PROSPECTUSES FOR
PRIME PLAN INVESTOR (DATED APRIL 30, 1991)      INVESTOR LIFE (DATED MAY 1, 2001)
   DIRECTED LIFE (DATED JANUARY 2, 1991)     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
  DIRECTED LIFE 2 (DATED APRIL 30, 1991)

This supplement describes a change to the name and investment objective of the
BlackRock Bond Portfolio, a series of the BlackRock Series Fund, Inc. This fund is available under the variable life insurance policies listed above (the
"Policies") issued by Merrill Lynch Life Insurance Company or ML Life Insurance
Company of New York. Please retain this supplement with your Prospectus for future reference.

Effective December 10, 2007, the BlackRock Bond Portfolio changed its name to the BLACKROCK TOTAL RETURN Portfolio and its investment objective changed: "to maximize total return, consistent with income generation and prudent investment management." The investment adviser/subadviser and the asset class/investment style have not changed. Also, the portfolio expenses and the share class for this investment option under your Policy have not changed.

                                      * * *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 for Policies issued by Merrill Lynch Life
Insurance Company or (800) 333-6524 for Policies issued by ML Life Insurance
Company of New York, or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.
831303.2-1207
</TEXT>
</DOCUMENT>

<TEXT>
                                                                               .
                                                                               .
                                                                               .
                     ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT     ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
       SUPPLEMENT DATED AUGUST 31, 2007                   SUPPLEMENT DATED AUGUST 31, 2007
                    TO THE                                             TO THE
               PROSPECTUSES FOR                                   PROSPECTUSES FOR
     PRIME PLAN I (DATED APRIL 30, 1991)                 INVESTOR LIFE (DATED MAY 1, 2001)
     PRIME PLAN II (DATED APRIL 30, 1991)              INVESTOR LIFE PLUS (DATED MAY 1, 2001)
    PRIME PLAN III (DATED APRIL 30, 1991)
     PRIME PLAN IV (DATED APRIL 30, 1991)
     PRIME PLAN V (DATED JANUARY 2, 1991)
     PRIME PLAN VI (DATED APRIL 30, 1991)
     PRIME PLAN 7 (DATED APRIL 30, 1991)
             PRIME PLAN INVESTOR
            (DATED APRIL 30, 1991)
     DIRECTED LIFE (DATED APRIL 30, 1991)
    DIRECTED LIFE 2 (DATED APRIL 30, 1991)

This supplement describes a change regarding the variable life insurance policies listed above (the "Policies") issued by ML Life Insurance Company of
New York.  Please retain this supplement with your Prospectus for future reference.

AEGON USA, Inc. signed an agreement on August 13, 2007 to acquire Merrill Lynch
Life Insurance Company and ML Life Insurance Company of New York.  The
transaction is expected to close before the end of the fourth quarter of 2007, subject to customary regulatory approvals and closing conditions.  AEGON USA,
Inc. is an Iowa corporation that is engaged in the business of providing life insurance and annuity products.

                                   *   *   *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

784573-0807
</TEXT>
</DOCUMENT>

<TEXT>
                                         .
                                         .
                                         .
        MERRILL LYNCH LIFE INSURANCE COMPANY                      ML LIFE INSURANCE COMPANY OF NEW YORK

    MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT              ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
         SUPPLEMENT DATED FEBRUARY 1, 2007                          SUPPLEMENT DATED FEBRUARY 1, 2007
                       TO THE                                                     TO THE
                  PROSPECTUSES FOR                                           PROSPECTUSES FOR
         INVESTOR LIFE (DATED MAY 1, 2001)                         PRIME PLAN I (DATED APRIL 30, 1991)
       INVESTOR LIFE PLUS (DATED MAY 1, 2001)                      PRIME PLAN II (DATED APRIL 30, 1991)
       ESTATE INVESTOR I (DATED MAY 1, 2001)                      PRIME PLAN III (DATED APRIL 30, 1991)
       ESTATE INVESTOR II (DATED MAY 1, 2001)                      PRIME PLAN IV (DATED APRIL 30, 1991)
          LEGACY POWER (DATED MAY 1, 2002)                         PRIME PLAN V (DATED JANUARY 2, 1991)
                                                                   PRIME PLAN VI (DATED APRIL 30, 1991)
MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II               PRIME PLAN 7 (DATED APRIL 30, 1991)
         SUPPLEMENT DATED FEBRUARY 1, 2007                      PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                       TO THE                                      DIRECTED LIFE (DATED APRIL 30, 1991)
                  PROSPECTUSES FOR                                DIRECTED LIFE 2 (DATED APRIL 30, 1991)
          PRIME PLAN I (DATED MAY 1, 1993)
         PRIME PLAN II (DATED MAY 1, 1993)                   ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I
         PRIME PLAN III (DATED MAY 1, 1993)                         SUPPLEMENT DATED FEBRUARY 1, 2007
         PRIME PLAN IV (DATED MAY 1, 1998)                                        TO THE
          PRIME PLAN V (DATED MAY 1, 2006)                                   PROSPECTUSES FOR
       PRIME PLAN VI (DATED JANUARY 2, 1991)                        INVESTOR LIFE (DATED MAY 1, 2001)
        PRIME PLAN 7 (DATED APRIL 30, 1991)                       INVESTOR LIFE PLUS (DATED MAY 1, 2001)
     PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
       DIRECTED LIFE (DATED JANUARY 2, 1991)
       DIRECTED LIFE 2 (DATED APRIL 30, 1991)

This supplement describes a change to the sponsorship of the Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities (the "Trusts") available under the variable life insurance policies (collectively, the "Policies") listed above issued by Merrill Lynch Life Insurance Company and ML Life Insurance Company of
New York.  Please retain this supplement with your Policy prospectus for future reference.

Effective January 11, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated
has tendered its resignation as sponsor of the Trusts and Fixed Income
Securities, L.P. ("FIS") has been appointed as successor sponsor for the Trusts.

FIS specializes in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals.  FIS acts as a sponsor to unit investment trusts through its advisor's asset management division.  FIS headquarters are located at 18925 Base
Camp Road, Monument, Colorado 80132 and the advisor's asset management division can be contacted at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas
67226-2309, telephone (877) 858-1773.  FIS is a registered broker-dealer and investment adviser, a member of the National Association of Securities Dealers,
Inc ("NASD") and Securities Investor Protection Corporation (SIPC) and a
registrant of the Municipal Securities Rulemaking Board (MSRB).

                                      ***

101848-0107
If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 (for Policies issued by Merrill Lynch Life
Insurance Company) or (800) 333-6524 (for Policies issued by ML Life Insurance
Company of New York), or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.
</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 2001
                                      FOR
                                 INVESTOR LIFE
                               INVESTOR LIFE PLUS
                               ESTATE INVESTOR I
                               ESTATE INVESTOR II

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 1993
                                      FOR
                                  PRIME PLAN I
                                 PRIME PLAN II
                                 PRIME PLAN III

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                          PROSPECTUS DATED MAY 1, 1998
                                      FOR
                                 PRIME PLAN IV

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                          PROSPECTUS DATED MAY 1, 2006
                                      FOR
                                  PRIME PLAN V

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                        PROSPECTUS DATED JANUARY 2, 1991
                                      FOR
                                 PRIME PLAN VI

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                       PROSPECTUSES DATED APRIL 30, 1991
                                      FOR
                                  PRIME PLAN 7
                              PRIME PLAN INVESTOR

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                        PROSPECTUS DATED JANUARY 2, 1991
                                      FOR
                                 DIRECTED LIFE

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                        PROSPECTUS DATED APRIL 30, 1991
                                      FOR
                                DIRECTED LIFE 2

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                         PROSPECTUS  DATED MAY 1, 2002
                                      FOR
                                  LEGACY POWER

                                                              Code:  101757-0906
                     ML LIFE INSURANCE COMPANY OF NEW YORK

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 2001
                                      FOR
                                 INVESTOR LIFE
                               INVESTOR LIFE PLUS

                 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                       PROSPECTUSES DATED APRIL 30, 1991
                                      FOR
                                  PRIME PLAN I
                                 PRIME PLAN II
                                 PRIME PLAN III
                                 PRIME PLAN IV
                                 PRIME PLAN VI
                                  PRIME PLAN 7
                              PRIME PLAN INVESTOR
                                 DIRECTED LIFE
                                DIRECTED LIFE 2

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                       PROSPECTUSES DATED JANUARY 1, 1991
                                      FOR
                                  PRIME PLAN V
This supplement describes a change to the investment adviser, the addition of sub-advisers, and a change to the names of certain funds available under the contracts listed above (the "Contracts") issued by Merrill Lynch Life Insurance
Company or ML Life Insurance Company of New York.  Please retain this supplement with your Prospectus for future reference.

Effective on October 2, 2006, the names of the funds listed below will change.
In addition, the investment adviser for the funds listed below is changed from
Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors to BlackRock
Advisors, LLC.  Accordingly, in general, references to "Mercury" and "Mercury
Advisors" in the Prospectus and Statement of Additional Information are
references to "BlackRock" and "BlackRock Advisors, LLC," respectively.  In addition, each fund  listed below is sub-advised by one or more of the BlackRock affiliates listed below.  The investment objectives of these funds remain unchanged.

                                                                                               INVESTMENT
PREVIOUS NAME                                      NEW NAME                              ADVISER(S)/SUBADVISER(S)
------------------------------------------------------------------------------------------------------------------
FAM SERIES FUND, INC.                      BLACKROCK SERIES FUND, INC.*
------------------------------------------------------------------------------------------------------------------
Mercury Balanced Capital Strategy          BlackRock Balanced Capital Portfolio         BlackRock Advisors, LLC/
Portfolio                                                                               BlackRock Investment
                                                                                        Management, LLC and
                                                                                        BlackRock Financial
                                                                                        Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury Core Bond Strategy                 BlackRock Bond Portfolio                     BlackRock Advisors, LLC/
Portfolio                                                                               BlackRock Financial
                                                                                        Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury Fundamental Growth Strategy        BlackRock Fundamental Growth                 BlackRock Advisors, LLC/
Portfolio                                  Portfolio                                    BlackRock Investment
                                                                                        Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Global Allocation Strategy         BlackRock Global Allocation                  BlackRock Advisors, LLC/
Portfolio                                  Portfolio                                    BlackRock Investment
                                                                                        Management, LLC and
                                                                                        BlackRock Asset
                                                                                        Management U.K. Limited
------------------------------------------------------------------------------------------------------------------
Mercury High Yield Portfolio               BlackRock High Income                        BlackRock Advisors, LLC/
                                           Portfolio                                    BlackRock Financial
                                                                                        Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury Intermediate Government            BlackRock Government Income                  BlackRock Advisors, LLC/
Bond Portfolio                             Portfolio                                    BlackRock Financial
                                                                                        Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury Large Cap Core Strategy            BlackRock Large Cap Core Portfolio           BlackRock Advisors, LLC/
Portfolio                                                                               BlackRock Investment
                                                                                        Management, LLC
------------------------------------------------------------------------------------------------------------------

--------------
 * Legacy Power contractowners should note that the portfolios of the BlackRock Series Fund, Inc. are not offered in Legacy Power contracts.

                                                                                                 INVESTMENT
         PREVIOUS NAME                                 NEW NAME                           ADVISER(S)/SUBADVISER(S)
------------------------------------------------------------------------------------------------------------------
Mercury Money Reserve Portfolio             BlackRock Money Market Portfolio              BlackRock Advisors, LLC/
                                                                                          BlackRock Institutional
                                                                                          Management Corporation
------------------------------------------------------------------------------------------------------------------
FAM VARIABLE SERIES FUNDS, INC.             BLACKROCK VARIABLE SERIES FUNDS, INC.
------------------------------------------------------------------------------------------------------------------
Mercury American Balanced V.I.              BlackRock Balanced Capital V.I.               BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Institutional
                                                                                          Management Corporation
------------------------------------------------------------------------------------------------------------------
Mercury Basic Value V.I.                    BlackRock Basic Value V.I.                    BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Financial
                                                                                          Management, Inc. and
                                                                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Domestic Money Market V.I.          BlackRock Money Market V.I.                   BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Fundamental Growth V.I.             BlackRock Fundamental Growth V.I.             BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Institutional
                                                                                          Management Corporation
------------------------------------------------------------------------------------------------------------------
Mercury Global Allocation V.I.              BlackRock Global Allocation V.I.              BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Global Growth V.I.                  BlackRock Global Growth V.I.                  BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC and
                                                                                          BlackRock Asset
                                                                                          Management U.K. Limited
------------------------------------------------------------------------------------------------------------------
Mercury Government Bond V.I.                BlackRock Government Income V.I.              BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Index 500 V.I. Fund                 BlackRock S&P 500 Index V.I.                  BlackRock Advisors, LLC/
                                            Fund                                          BlackRock Financial
                                                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury International Value V.I.            BlackRock International Value V.I.            BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
                                                                                          BlackRock Advisors, LLC/
                                                                                          BlackRock Investment
                                                                                          Management, Internationa
                                                                                          Limited
------------------------------------------------------------------------------------------------------------------
Mercury Large Cap Growth V.I.               BlackRock Large Cap Growth V.I.               BlackRock Investment
Fund                                        Fund                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Large Cap Value V.I.                BlackRock Large Cap Value V.I.                BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Value Opportunities V.I.            BlackRock Value Opportunities V.I.            BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------

                                                                                                 INVESTMENT
         PREVIOUS NAME                                 NEW NAME                           ADVISER(S)/SUBADVISER(S)
------------------------------------------------------------------------------------------------------------------
Mercury Utilities and                         BlackRock Utilities                           BlackRock Advisors, LLC/
Telecommunications V.I. Fund                  and Telecommunications V.I. Fund              BlackRock Investment
                                                                                            Management, LLC
------------------------------------------------------------------------------------------------------------------

Note:  All the funds listed above may NOT be available under your Contract.

Merrill Lynch owns approximately 49% of BlackRock, Inc., whose affiliate companies (collectively, "BlackRock") manage BlackRock mutual funds and other asset management products and services.  Because BlackRock is an affiliate of
Merrill Lynch, management and employees of BlackRock may be provided a level of access to Merrill Lynch and related information that is not available to affiliates of funds sponsored, managed, or distributed by other asset management companies.  Such access and information may include, but are not limited to:
the ability to meet with Merrill Lynch Financial Advisors with greater frequency; participation in or access to Merrill Lynch management and Financial
Advisor strategy and sales meetings, educational and recreational events, and communications media; and featured placement in Merrill Lynch internal and external websites, workstations and other marketing and sales tools, strategies, and materials.

Merrill Lynch may receive more economic benefits with respect to funds sponsored, managed and/or distributed by companies such as BlackRock in which
Merrill Lynch has an economic interest as those companies receive compensation for providing investment advisory, administrative, transfer agency, distribution or other services to such funds.

                                   *   *   *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 for Contracts issued by Merrill Lynch Life
Insurance Company or (800) 333-6524 for Contracts issued by ML Life Insurance
Company of New York, or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                      RETIREMENT PLUS  (DATED MAY 1, 2004)
                     RETIREMENT POWER  (DATED MAY 1, 2004)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2004)

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT B
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                 PROSPECTUS FOR
                      RETIREMENT PLUS (DATED MAY 1, 2004)

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                       INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
                     ESTATE INVESTOR I (DATED MAY 1, 2001)
                     ESTATE INVESTOR II (DATED MAY 1, 2001)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                        PRIME PLAN I (DATED MAY 1, 1993)
                       PRIME PLAN II (DATED MAY 1, 1993)
                       PRIME PLAN III (DATED MAY 1, 1993)
                       PRIME PLAN IV (DATED MAY 1, 1998)
                        PRIME PLAN V (DATED MAY 1, 2004)
                     PRIME PLAN VI (DATED JANUARY 2, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                     DIRECTED LIFE (DATED JANUARY 2, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

              MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                 PROSPECTUS FOR
                       PORTFOLIO PLUS (DATED MAY 1, 2002)

                     ML LIFE INSURANCE COMPANY OF NEW YORK

               ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                      RETIREMENT PLUS  (DATED MAY 1, 2004)
                     RETIREMENT POWER  (DATED MAY 1, 2004)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2004)

               ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT B
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                 PROSPECTUS FOR
                      RETIREMENT PLUS  (DATED MAY 1, 2004)

                 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                      PRIME PLAN I (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                     PRIME PLAN III (DATED APRIL 30, 1991)
                      PRIME PLAN IV (DATED APRIL 30, 1991)
                      PRIME PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                       INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

                ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                 PROSPECTUS FOR
                       PORTFOLIO PLUS (DATED MAY 1, 1993)

This supplement describes changes to the name and investment strategies of
Merrill Lynch Small Cap Value V.I. Fund (the "Fund"), a series of the Merrill
Lynch Variable Series Funds, Inc.  This Fund is available under the variable annuity contracts and variable life insurance policies listed above (the
"Contracts") issued by Merrill Lynch Life Insurance Company or ML Life Insurance
Company of New York.  Please retain this supplement with your Contract
Prospectus for future reference.

Effective July 26, 2004, Merrill Lynch Small Cap Value V.I. Fund will change its name to Merrill Lynch Value Opportunities V.I. Fund.  In addition, effective
September 15, 2004, the Fund will eliminate its non-fundamental investment restriction to invest at least 80% of its assets in equity securities of small cap companies.  This change will not affect the Fund's investment objective to seek long term growth of capital.  The Fund will continue to invest primarily in common stock of small cap companies and emerging growth companies that Fund management believes have special investment value.

This information supplements and supersedes the information contained in your
Contract Prospectus.

                                   *   *   *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 for Contracts issued by Merrill Lynch Life
Insurance Company or (800) 333-6524 for Contracts issued by ML Life Insurance
Company of New York, or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

</TEXT>
</DOCUMENT>

<TEXT>

                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                          SUPPLEMENT DATED JUNE 2, 2004
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
                      ESTATE INVESTOR I (DATED MAY 1, 2001)
                     ESTATE INVESTOR II (DATED MAY 1, 2001)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                          SUPPLEMENT DATED JUNE 2, 2004
                                     TO THE
                                PROSPECTUSES FOR
                        PRIME PLAN I (DATED MAY 1, 1993)
                       PRIME PLAN II (DATED MAY 1, 1993)
                       PRIME PLAN III (DATED MAY 1, 1993)
                       PRIME PLAN IV (DATED MAY 1, 1998)
                      PRIME PLAN VI (DATED JANUARY 2, 1991)
                       PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED JANUARY 2, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                      ML LIFE INSURANCE COMPANY OF NEW YORK

                  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                          SUPPLEMENT DATED JUNE 2, 2004
                                     TO THE
                                PROSPECTUSES FOR
                       PRIME PLAN I (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                      PRIME PLAN III (DATED APRIL 30, 1991)
                      PRIME PLAN IV (DATED APRIL 30, 1991)
                      PRIME PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                       PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                          SUPPLEMENT DATED JUNE 2, 2004
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

This supplement describes changes to the administrative procedures for the variable life insurance policies (collectively, the "Policies") listed above issued by Merrill Lynch Life Insurance Company ("MLLIC") and ML Life Insurance
Company of New York ("MLLICNY"). Please retain this supplement with your Policy prospectus for future reference.

                               DISRUPTIVE TRADING

Frequent or short-term reallocations among investment divisions, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by policy owners. In particular, such reallocations may dilute the value of the Fund shares, interfere with the efficient management of the Funds' investments, and increase brokerage and administrative costs of the
Funds. In order to try to protect our policy owners and the Funds from potentially disruptive or harmful trading activity, we have adopted certain policies and procedures ("Disruptive Trading Procedures"). We employ various means to try to detect such reallocation activity, such as periodically examining the number of reallocations and/or the number of "round trip"
reallocations into and out of particular investment divisions made by policy owners within given periods of time and/or examining reallocation activity identified by the Funds on a case-by-case basis.

Our policies and procedures may result in restrictions being applied to policy owners who are found to be engaged in disruptive trading activities. We will notify any such policy owner in writing (by mail to the address of record on file with us) of the restrictions that will apply to future reallocations under a Policy. Such policy owners will receive one warning prior to imposition of any restrictions on reallocations. Potential reallocation restrictions may include refusing to execute future reallocation requests that violate our Disruptive Trading Procedures or requiring all future reallocation requests to be submitted through regular U.S. mail (thereby refusing to accept reallocation requests via overnight delivery service, telephone, Internet, facsimile, or other electronic means). Because we have adopted our Disruptive
Trading Procedures as a prophylactic measure to protect policy owners from the potential adverse effects of harmful trading activity, please keep in mind that we will impose the restriction stated in the notification on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner's future reallocations.

Despite our best efforts, we cannot guarantee that our Disruptive Trading
Procedures will detect every potential market timer, but we apply our Disruptive
Trading Procedures consistently to all policy owners without special arrangement, waiver, or exception. Our ability to detect and deter such reallocation activity may be limited by our operational systems and technological limitations. Furthermore, the identification of policy owners determined to be engaged in disruptive or harmful reallocation activity involves judgments that are inherently subjective. In our sole discretion, we may revise our Disruptive Trading Procedures at any time without prior notice as necessary to better detect and deter frequent or short-term reallocations that may adversely affect other policy owners or the Funds, to comply with state or
Federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on reallocations).

In the future, some Funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds. To the extent permitted by applicable law, we also reserve the right to refuse to make a reallocation at any time that we are unable to purchase or redeem shares of any of the Funds available through the Separate Account, including any refusal or restriction on purchases or redemptions of their shares as a result of a Fund's own policies and procedures on disruptive trading activities.

                                      * * *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 (for Policies issued by Merrill Lynch Life
Insurance Company) or (800) 333-6524 (for Policies issued by ML Life Insurance
Company of New York), or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                       SUPPLEMENT DATED NOVEMBER 24, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
                      ESTATE INVESTOR I (DATED MAY 1, 2001)
                     ESTATE INVESTOR II (DATED MAY 1, 2001)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                       SUPPLEMENT DATED NOVEMBER 24, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        PRIME PLAN I (DATED MAY 1, 1993)
                        PRIME PLAN II (DATED MAY 1, 1993)
                       PRIME PLAN III (DATED MAY 1, 1993)
                        PRIME PLAN IV (DATED MAY 1, 1998)
                        PRIME PLAN V (DATED MAY 1, 2003)
                      PRIME PLAN VI (DATED JANUARY 2, 1991)
                       PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED JANUARY 2, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                      ML LIFE INSURANCE COMPANY OF NEW YORK

                  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                       SUPPLEMENT DATED NOVEMBER 24, 2003
                                     TO THE
                                PROSPECTUSES FOR
                      PRIME PLAN I (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                     PRIME PLAN III (DATED APRIL 30, 1991)
                      PRIME PLAN IV (DATED APRIL 30, 1991)
                      PRIME PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                       SUPPLEMENT DATED NOVEMBER 24, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

This supplement describes changes to the Funds available under the variable life insurance policies (collectively, the "Policies") listed above issued by Merrill
Lynch Life Insurance Company ("MLLIC") and ML Life Insurance Company of New York
("MLLICNY"). Please retain this supplement with your Policy prospectus for future reference.

                                  FUND MERGERS

Effective following the close of business on November 21, 2003, the following
Funds were merged:

     -    The Mercury International Value V.I. Fund of the Mercury Variable
          Trust was merged into the Merrill Lynch International Value V.I. Fund of the Merrill Lynch Variable Series Funds, Inc. (the "Variable Series
          Funds").

     -    The Merrill Lynch Large Cap Growth V.I. Fund of the Mercury V.I.
          Funds, Inc. was merged into the Merrill Lynch Large Cap Growth V.I.
          Fund of the Variable Series Funds.

     -    The Merrill Lynch Developing Capital Markets V.I. Fund(1) of the
          Variable Series Funds was merged into the Merrill Lynch Global
          Allocation V.I. Fund(2) of the Variable Series Funds.

     -    The Merrill Lynch Natural Resources Portfolio of the Merrill Lynch
          Series Fund, Inc. was merged into the Merrill Lynch Global Allocation
          Strategy Portfolio of the Merrill Lynch Series Fund, Inc.

-----------------------
(1)  The investment division investing in this Fund was previously closed to allocations of premiums and investment base.

(2)  The Merrill Lynch Global Allocation V.I. Fund was added as an investment division under the Policies solely for purposes of the merger. This investment division is closed to allocations of premiums and investment base.

Any investment base you had in the investment division corresponding to the
Mercury International Value V.I. Fund, the Merrill Lynch Large Cap Growth V.I.
Fund, the Merrill Lynch Developing Capital Markets V.I. Fund, or the Merrill
Lynch Natural Resources Portfolio was automatically invested in Class I shares of the Merrill Lynch International Value V.I. Fund, the Merrill Lynch Large Cap
Growth V.I. Fund, and the Merrill Lynch Global Allocation V.I. Fund, and in
shares of the Merrill Lynch Global Allocation Strategy Portfolio, respectively, after the mergers. As a result of these mergers, the Merrill Lynch International
Value V.I. Fund and the Merrill Lynch Large Cap Growth V.I. Fund became available for the allocation of premiums and investment base under your Policy on November 24, 2003.

The following discussion sets out brief information about the new Funds that are available under your Policy. These Funds are described in more detail in their current prospectuses. These prospectuses describe the investment policies, risks, fees and expenses, and all other aspects of operations, and should be read carefully before investing. THERE IS NO ASSURANCE THAT ANY FUND WILL
ACHIEVE ITS STATED OBJECTIVES. Additional copies of any Fund's prospectus and statement of additional information, which include detailed information, can be obtained directly without charge by calling the Service Center at (800) 354-5333
(for MLLIC Policies), or (800) 831-8172 (for MLLICNY Policies), or by writing the Service Center at P.O. Box 441395, Jacksonville, FL 32231-4139.

                         ADVISORY FEES AND FUND EXPENSES

The Funds pay monthly advisory fees and other expenses. The following table helps you understand the costs and expenses you will bear, directly or indirectly. The table shows Fund expenses for the year ended December 31, 2002, as a percentage of each Fund's average net assets. (Expenses for the Merrill
Lynch International Value V.I. Fund and the Merrill Lynch Large Cap Growth V.I.
Fund are estimated for the current fiscal year.)

                                             MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
                                                          (CLASS I SHARES)
                                      ---------------------------------------------------------
                                       MERRILL LYNCH        MERRILL LYNCH         MERRILL LYNCH
                                       INTERNATIONAL          LARGE CAP              GLOBAL
ANNUAL EXPENSES                        VALUE V.I.(3)        GROWTH V.I.(3)        ALLOCATION V.I.
                                       -------------       ---------------       ----------------

Investment Advisory Fees............       .75%                  .65%               0.65%
Other Expenses......................       .11%                  .17%               0.09%
                                           ----                  ----               -----
Total Annual Operating Expenses.....       .86%                  .82%               0.74%
Expense Reimbursements..............        --                    --                  --
                                           ----                  ----               -----
Net Expenses...........................    .86%                  .82%               0.74%

                      INVESTMENT OBJECTIVES AND STRATEGIES

Below we list the investment objectives and strategies for the new Funds. There is no guarantee that any Fund will be able to meet its investment objective.

----------------------

(3)   The Fund is a newly created series of the Variable Series Funds and, therefore, has no operating history.
MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

The Variable Series Funds is registered with the Securities and Exchange
Commission as an open-end management investment company. It currently offers
Class I shares of certain of its separate investment mutual fund portfolios under your Contract.

Merrill Lynch Investment Managers, L.P. ("MLIM") is the investment adviser to the Variable Series Funds. MLIM, together with its affiliates, Fund Asset
Management, L.P., Merrill Lynch Asset Management U.K., Ltd., and Merrill Lynch
Investment Managers International Ltd. (all of which may operate under the name
"Mercury Advisors"), is a worldwide mutual fund leader, and had a total of
$439.6 billion in investment company and other portfolio assets under management as of February, 2003. It is registered as an investment adviser under the
Investment Advisers Act of 1940. MLIM is an indirect subsidiary of Merrill Lynch
& Co., Inc. MLIM's principal business address is 800 Scudders Mill Road,
Plainsboro, New Jersey 08536. As the investment adviser, it is paid fees by these Funds for its services. MLIM and Merrill Lynch Life Agency Inc. have entered into a Reimbursement Agreement that limits the operating expenses paid by each Fund of the Variable Series Funds in a given year to 1.25% of its average net assets.

MERRILL LYNCH INTERNATIONAL VALUE V.I. FUND. The Fund's investment objective is to provide current income and long-term growth of income, accompanied by growth of capital. In investing the Fund's assets, the investment adviser follows a value style. This means that it buys stocks that it believes are currently undervalued by the market and thus would have a lower price than their true worth.

MERRILL LYNCH LARGE CAP GROWTH V.I. FUND. This Fund's main goal is long-term capital growth. The Fund invests primarily in a diversified portfolio of equity securities of large cap companies located in the U.S. that Fund management believes have good prospects for earnings growth.

MERRILL LYNCH GLOBAL ALLOCATION V.I. FUND. This Fund seeks high total investment return by investing primarily in a portfolio of equity and fixed-income securities, including convertible securities, of U.S. and foreign issuers. The
Fund seeks to achieve its objective by investing primarily in securities of issuers located in the United States, Canada, Western Europe, the Far East and
Latin America.

                                      * * *

If you have any questions about the mergers, please contact your financial advisor, or call or write the Service Center.

</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
                     ESTATE INVESTOR I (DATED MAY 1, 2001)
                     ESTATE INVESTOR II (DATED MAY 1, 2001)
                        LEGACY POWER (DATED MAY 1, 2002)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                         PRIME PLAN (DATED MAY 1, 1993)
                       PRIME PLAN II (DATED MAY 1, 1993)
                       PRIME PLAN III (DATED MAY 1, 1993)
                       PRIME PLAN IV (DATED MAY 1, 1998)
                        PRIME PLAN V (DATED MAY 1, 2003)
                     PRIME PLAN VI (DATED JANUARY 2, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                     DIRECTED LIFE (DATED JANUARY 2, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                      RETIREMENT PLUS (DATED MAY 1, 2003)
                      RETIREMENT POWER (DATED MAY 1, 2003)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2003)

                     ML LIFE INSURANCE COMPANY OF NEW YORK

                 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       PRIME PLAN (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                     PRIME PLAN III (DATED APRIL 30, 1991)
                   PRIME PLAN IV (DATED APRIL 30, 1991) PRIME
                         PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

               ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                      RETIREMENT PLUS (DATED MAY 1, 2003)
                      RETIREMENT POWER (DATED MAY 1, 2003)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2003)

This supplement describes changes to the investment options offered under your contract. Please retain this supplement with your contract prospectus for future reference.

THE SUBSTITUTIONS

Following the close of business on November 21, 2003 and pursuant to contract owner approval and an order of the Securities and Exchange Commission, Merrill
Lynch Life Insurance Company ("MLLIC"), ML Life Insurance Company of New York
("MLLICNY"), and the above noted separate accounts made the following substitution of shares of certain portfolios of the MLIG Variable Insurance
Trust (the "Replacement Portfolios") for shares of certain portfolios of the
AllianceBernstein Variable Products Series Fund, Inc., the Delaware VIP Trust,
and the MFS(R) Variable Insurance Trust(SM) (the "Substituted Portfolios")
offered under your contract.

This means that if you own a:

-       Retirement Plus, Investor Life, Investor Life Plus, Estate Investor I,
        Estate Investor II, Prime Plan, Prime Plan II, Prime Plan III, Prime
        Plan IV, Prime Plan V, Prime Plan VI, Prime Plan 7, Prime Plan Investor,
        Directed Life, or Directed Life 2 contract:

        -       Class A shares of the AllianceBernstein Quasar Portfolio of the
                AllianceBernstein Variable Products Series Fund, Inc. were replaced with shares of the Roszel/Delaware Trend Portfolio of the MLIG Variable Insurance Trust; and

        -       Initial Class shares of the MFS Research Series of the MFS(R)
                Variable Insurance Trust(SM) were replaced with shares of the
                Roszel/PIMCO CCM Capital Appreciation Portfolio of the MLIG
                Variable Insurance Trust.

-       Retirement Power, Retirement Optimizer, or Legacy Power contract:

        -       Standard Class shares of the Delaware VIP Trend Series of the
                Delaware VIP Trust were replaced with shares of the
                Roszel/Delaware Trend Portfolio of the MLIG Variable Insurance
                Trust; and

        -       Initial Class shares of the MFS Investors Trust Series of the
                MFS(R) Variable Insurance Trust(SM) were replaced with shares of the Roszel/PIMCO CCM Capital Appreciation Portfolio of the MLIG
                Variable Insurance Trust.

THE REPLACEMENT PORTFOLIOS

Availability

If you own a Retirement Plus, Retirement Power, or Retirement Optimizer
contract, subaccounts investing in the Replacement Portfolios became available for the allocation of premium and contract value on May 1, 2003.

If you own an Investor Life, Investor Life Plus, Estate Investor I, Estate
Investor II, Prime Plan, Prime Plan II, Prime Plan III, Prime Plan IV, Prime
Plan V, Prime Plan VI, Prime Plan 7, Prime Plan Investor, Directed Life,
Directed Life 2, or Legacy Power contract, then you may allocate any additional premium payments and transfer your contract value to investment divisions or subaccounts investing in the Replacement Portfolios beginning November 21, 2003.

Investment Objectives

The investment objective of the Roszel/Delaware Trend Portfolio is to seek long-term capital appreciation.

The investment objective of the Roszel/PIMCO CCM Capital Appreciation Portfolio
is to seek long-term capital appreciation.

Expenses

The following chart describes the management fees and other expenses of each
Replacement Portfolio, expressed as an annual percentage of average daily net assets.

---------------------------------------------------------------------------------------------------------------------
                                                                             ROSZEL/PIMCO CCM CAPITAL APPRECIATION
                                      ROSZEL/DELAWARE TREND PORTFOLIO(1)                   PORTFOLIO(1)
---------------------------------------------------------------------------------------------------------------------
Management Fees                                     0.85%                                    0.80%
12b-1 Fees                                           N/A                                      N/A
Other Expenses                                      0.97%                                    0.97%
Total Operating Expenses                            1.82%                                    1.77%
Less Expense Waivers and
  Reimbursements                                   (0.67%)                                  (0.67%)
Net Operating Expenses                              1.15%                                    1.10%
---------------------------------------------------------------------------------------------------------------------

(1)     "Other Expenses" for the Replacement Portfolios are based on estimates for the fiscal year ended December 31, 2003. In addition, the MLIG
        Variable Insurance Trust has entered into an expense limitation arrangement with its investment adviser whereby the investment adviser will reimburse the Replacement Portfolios to the extent total operating expenses (excluding interest, taxes, brokerage commissions, expenses in the form of fees paid to the Trust service providers by brokers in connection with directed brokerage arrangements, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) exceed certain limits. The expense limitation agreement is effective through April 30, 2004, and is expected to continue from year to year, conditioned upon approval for continuance by the board of trustees of the MLIG Variable Insurance
        Trust.

TRANSFERS

Currently, MLLIC and MLLICNY do not impose a charge for transfers or limit the number of transfers permitted each year (although they have reserved the right to charge for transfers in excess of a specified number and will refuse to make
"market timing" transfers). Until at least December 22, 2003, you may make one transfer of investment base or contract value from an investment division or subaccount investing in the Replacement Portfolio(s) to any other available investment division(s) or subaccount(s) without that transfer counting towards the number of transfers permitted should MLLIC and/or MLLICNY begin charging for or otherwise limiting transfers in the future. In addition, neither MLLIC nor
MLLICNY will exercise any rights it may have under your contract to impose restrictions or charges on transfers until at least December 22, 2003.

                                      * * *

If you have any questions about the substitutions, please contact your Financial
Advisor or call or write the Service Center applicable to your class of contract as follows:

CLASS OF CONTRACT                                           SERVICE CENTER
---------------------------------------------------------------------------------------------------------------------

MLLIC Retirement Plus, Retirement Power, and                ADDRESS:   P.O. Box 44222
Retirement Optimizer                                                   Jacksonville, Florida 32231-4222
                                                            PHONE:     1-800-535-5549
MLNY Retirement Plus, Retirement Power, and
Retirement Optimizer
---------------------------------------------------------------------------------------------------------------------

MLLIC Investor Life, Investor Life Plus, Estate             ADDRESS:   P.O. Box 441395
Investor I, Estate Investor II, Prime Plan,                            Jacksonville, Florida 32231-4139
Prime Plan II, Prime Plan III, Prime Plan IV,               PHONE:     1-800-354-5333
Prime Plan V, Prime Plan VI, Prime Plan 7, Prime
Plan Investor, Directed Life, Directed Life 2,
and Legacy Power
---------------------------------------------------------------------------------------------------------------------

MLNY Investor Life, Investor Life Plus, Prime               ADDRESS:   P.O. Box 441395
Plan, Prime Plan II, Prime Plan III, Prime Plan                        Jacksonville, Florida 32231-4139
IV, Prime Plan V, Prime Plan VI, Prime Plan 7,              PHONE:     1-800-831-8172
Prime Plan Investor, Directed Life, and Directed
Life 2
---------------------------------------------------------------------------------------------------------------------

</TEXT>
</DOCUMENT>

<TEXT>
                                                                               .
                                                                               .
                                                                               .

      MERRILL LYNCH LIFE INSURANCE COMPANY                    ML LIFE INSURANCE COMPANY OF NEW YORK

  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT            ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
      SUPPLEMENT DATED SEPTEMBER 10, 2003                      SUPPLEMENT DATED SEPTEMBER 10, 2003
                     TO THE                                                   TO THE
                PROSPECTUSES FOR                                         PROSPECTUSES FOR
       INVESTOR LIFE (DATED MAY 1, 2001)                       PRIME PLAN I (DATED APRIL 30, 1991)
     INVESTOR LIFE PLUS (DATED MAY 1, 2001)                    PRIME PLAN II (DATED APRIL 30, 1991)
     ESTATE INVESTOR I (DATED MAY 1, 2001)                    PRIME PLAN III (DATED APRIL 30, 1991)
     ESTATE INVESTOR II (DATED MAY 1, 2001)                    PRIME PLAN IV (DATED APRIL 30, 1991)
                                                                PRIME PLAN V (DATED JANUARY 2, 1991)
                                                               PRIME PLAN VI (DATED APRIL 30, 1991)
MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT II                 PRIME PLAN 7 (DATED APRIL 30, 1991)
      SUPPLEMENT DATED SEPTEMBER 10, 2003                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                     TO THE                                    DIRECTED LIFE (DATED APRIL 30, 1991)
                PROSPECTUSES FOR                              DIRECTED LIFE 2 (DATED APRIL 30, 1991)
        PRIME PLAN I (DATED MAY 1, 1993)
       PRIME PLAN II (DATED MAY 1, 1993)
       PRIME PLAN III (DATED MAY 1, 1993)                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
       PRIME PLAN IV (DATED MAY 1, 1998)                       SUPPLEMENT DATED SEPTEMBER 10, 2003
        PRIME PLAN V (DATED MAY 1, 2003)                                      TO THE
       PRIME PLAN VI (DATED JANUARY 2, 1991)                             PROSPECTUSES FOR
        PRIME PLAN 7 (DATED APRIL 30, 1991)                     INVESTOR LIFE (DATED MAY 1, 2001)
   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)                 INVESTOR LIFE PLUS (DATED MAY 1, 2001)
      DIRECTED LIFE (DATED JANUARY 2, 1991)
     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

This supplement describes certain changes to the investment options offered under your policy. Please retain this supplement with your policy prospectus for future reference.

In November 2003, certain funds of the Merrill Lynch Series Fund, Inc. ("Series
Fund") and the Merrill Lynch Variable Series Funds, Inc. ("Variable Series
Funds") that are offered through your variable life insurance policy will be merged, subject to shareholder approval. If approved, the effect of these mergers will be to replace shares of the Natural Resources Portfolio of the
Series Fund and the Developing Capital Markets V.I. Fund (formerly the
Developing Capital Markets Focus Fund) of the Variable Series Funds with shares of the Global Allocation Strategy Portfolio of the Series Fund and the Global
Allocation V.I. Fund of the Variable Series Funds, respectively.

In anticipation of these changes, the investment divisions investing in the
Natural Resources Portfolio and the Developing Capital Markets V.I. Fund will be closed to allocations of additional premiums and reallocations of investment base as of the close of business on September 26, 2003. If you have given us instructions to make Dollar Cost Averaging ("DCA") transfers and/or allocations of additional premiums to either or both of the investment divisions being closed, we will need to receive new instructions from you by the close of business on September 26, 2003. If we do not receive new instructions from you prior to that time, any allocations which would be made to the investment division(s) being closed will instead be made on a pro rata basis among the other investment divisions you have selected for that program.

                                *      *      *

If you have any questions, please contact your Financial Advisor or call or write the Service Center.

</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                        INVESTOR LIFE PLUS (DATED MAY 1,
                         2001) ESTATE INVESTOR I (DATED
                         MAY 1, 2001) ESTATE INVESTOR II
                               (DATED MAY 1, 2001)
                        LEGACY POWER (DATED MAY 1, 2002)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        PRIME PLAN I (DATED MAY 1, 1993)
                           PRIME PLAN II (DATED MAY 1,
                         1993) PRIME PLAN III (DATED MAY
                          1, 1993) PRIME PLAN IV (DATED
                                  MAY 1, 1998)
                           PRIME PLAN V (DATED MAY 1,
                           2003) PRIME PLAN VI (DATED
                                JANUARY 2, 1991)
                          PRIME PLAN 7 (DATED APRIL 30,
                        1991) PRIME PLAN INVESTOR (DATED
                                 APRIL 30, 1991)
                         DIRECTED LIFE (DATED JANUARY 2,
                          1991) DIRECTED LIFE 2 (DATED
                                 APRIL 30, 1991)

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       RETIREMENT PLUS (DATED MAY 1, 2003)
                      RETIREMENT POWER (DATED MAY 1, 2003)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2003)

                      ML LIFE INSURANCE COMPANY OF NEW YORK
                  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                             PROSPECTUSES FOR PRIME
                          PLAN I (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                      PRIME PLAN III (DATED APRIL 30, 1991)
                      PRIME PLAN IV (DATED APRIL 30, 1991)
                      PRIME PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                       PRIMEPLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

               ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       RETIREMENT PLUS (DATED MAY 1, 2003)
                      RETIREMENT POWER (DATED MAY 1, 2003)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2003)

This supplement describes proposed changes to the investment options offered under your contract. Please retain this supplement with your contract prospectus for future reference.

On July 18, 2003, Merrill Lynch Life Insurance Company ("MLLIC"), ML Life
Insurance Company of New York ("MLLICNY"), and the above noted separate accounts filed an application with the Securities and Exchange Commission ("SEC") seeking an order approving the substitution of shares of certain portfolios of the MLIG
Variable Insurance Trust (the "Replacement Portfolios") for shares of certain portfolios of the AllianceBernstein Variable Products Series Fund, Inc., the
Delaware VIP Trust, and the MFS(R) Variable Insurance TrustSM (the "Substituted
Portfolios").

More specifically, the effect of the proposed substitutions would be to replace the Substituted Portfolios with the Replacement Portfolios as investment options under your contract, as follows:*

================================================================================
       SUBSTITUTED PORTFOLIOS                    REPLACEMENT PORTFOLIOS
--------------------------------------------------------------------------------
Class A shares of the
AllianceBernstein Quasar Portfolio
of the AllianceBernstein Variable
Products Series Fund, Inc.
(Applicable to MLLIC Investor Life,
Investor Life Plus, Estate Investor
I, Estate Investor II, Prime Plan
I, Prime Plan II, Prime Plan III,
Prime Plan IV, Prime Plan V, Prime           Shares of the Roszel/Delaware Trend
Plan VI, Prime Plan 7, Prime Plan            Portfolio of the MLIG Variable
Investor, Directed Life, Directed            Insurance Trust
Life 2, and Retirement Plus; and
MLLICNY Prime Plan I, Prime Plan
II, Prime Plan III, Prime Plan IV,
Prime Plan V, Prime Plan VI, Prime
Plan 7, Prime Plan Investor,
Directed Life, Directed Life 2,
Investor Life, Investor Life Plus,
and Retirement Plus)
Standard Class shares of the
Delaware VIP Trend Series of the
Delaware VIP Trust (Applicable
to MLLIC Retirement Power,
Retirement Optimizer, and Legacy
Power; and MLLICNY Retirement
Power and Retirement Optimizer)
================================================================================

================================================================================
      SUBSTITUTED PORTFOLIOS                      REPLACEMENT PORTFOLIOS
--------------------------------------------------------------------------------
Initial Class shares of the MFS
Research Series of the MFS(R)
Variable Insurance TrustSM
(Applicable to MLLIC Investor Life,
Investor Life Plus, Estate Investor
I, Estate Investor II, Prime Plan
I, Prime Plan II, Prime Plan III,
Prime Plan IV, Prime Plan V, Prime
Plan VI, Prime Plan 7, Prime Plan
Investor, Directed Life, Directed            Shares of the Roszel/PIMCO CCM
Life 2, and Retirement Plus; and             Capital Appreciation Portfolio of
MLLICNY Prime Plan I, Prime Plan             the MLIG Variable Insurance Trust
II, Prime Plan III, Prime Plan IV,
Prime Plan V, Prime Plan VI, Prime
Plan 7, Prime Plan Investor,
Directed Life, Directed Life 2,
Investor Life, Investor Life Plus,
and Retirement Plus)
Initial Class shares of the MFS
Investors Trust Series of the MFS(R)
Variable Insurance TrustSM
(Applicable to MLLIC Retirement
Power, Retirement Optimizer, and
Legacy Power; and MLLICNY
Retirement Power and Retirement
Optimizer)
================================================================================

*    Under certain MLLIC and MLLICNY contracts, subaccounts investing in the
Substituted Portfolios were closed to the allocation of premium and contract value on May 1, 2003, and subaccounts investing in the Replacement Portfolios became available for the allocation of premium and contract value at that time.
Under other MLLIC and MLLICNY contracts, investment divisions or subaccounts investing in the Substituted Portfolios will continue to be available for the allocation of premium and investment base or contract value, and investment divisions or subaccounts investing in the Replacement Portfolios will not be available, until the substitutions occur.

The proposed substitutions will not be carried out unless contract owners invested in the Substituted Portfolios as of a to-be-specified record date approve the substitutions. MLLIC and MLLICNY anticipate that, if SEC approval is granted, contract owner approval is obtained, and all of the systems needed to perform the substitutions are in place, the proposed substitutions will occur sometime during the fourth quarter of 2003. To the extent required by law, approvals of the proposed substitutions also will be obtained from the state insurance regulators in certain jurisdictions. Contract owners invested in the
Substituted Portfolios as of the record date will receive detailed information about the proposed substitutions.

MLLIC and MLLICNY propose to carry out the proposed substitutions by redeeming shares of the Substituted Portfolios and purchasing shares of the corresponding
Replacement Portfolios. Any investment base or contract value that you have allocated to an investment division or subaccount investing in the Substituted
Portfolio(s) on the date of the substitutions will, in effect, be transferred to an investment division or subaccount investing in the corresponding Replacement
Portfolio(s). Currently, MLLIC and MLLICNY do not impose a charge for transfers or limit the number of transfers permitted each year (although they have reserved the right to charge for transfers in excess of a specified number and may refuse to make "market timing" transfers). From July 18, 2003 through 30 days following the date of the proposed substitutions, you may make one transfer of investment base or contract value from an investment division or subaccount investing in the Substituted Portfolio(s) (before the substitutions) or the
Replacement Portfolio(s) (after the substitutions) to any other available investment division(s) or subaccount(s) without that transfer counting towards the number of transfers permitted should MLLIC and/or MLLICNY begin charging for or otherwise limiting transfers in the future. In addition, neither MLLIC nor
MLLICNY will exercise any rights it may have under your contract to impose restrictions or charges on transfers until at least 30 days after the proposed substitutions occur.

The following discussion sets out brief information about the Replacement
Portfolios. The Replacement Portfolios are described in more detail in their current prospectuses. All contract owners have received or will receive a current prospectus for each Replacement Portfolio prior to the substitutions.
These prospectuses describe the Replacement Portfolios' investment policies, risks, fees and expenses, and all other aspects of their operations, and should be read carefully before investing. THERE IS NO ASSURANCE THAT ANY REPLACEMENT
PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES. Additional copies of the MLIG
Variable Insurance Trust's prospectus and statement of additional information, which include detailed information on each Replacement Portfolio, can be obtained directly from the Trust without charge by calling the MLIG Service
Center at (800) 535-5549 or writing the MLIG Service Center at P.O. Box 44222,
Jacksonville, FL 32231-4222.

ROSZEL/DELAWARE TREND PORTFOLIO OF THE MLIG VARIABLE INSURANCE TRUST

INVESTMENT OBJECTIVE.  To seek long-term capital appreciation.

INVESTMENT POLICIES. The portfolio invests at least 65% of total assets in small cap equities of companies believed to have potential for high earnings growth.
The portfolio's investment adviser seeks small companies that offer substantial opportunities for long-term price appreciation because they are poised to benefit from changing and dominant social and political trends. The portfolio's investment adviser evaluates company management, product development and sales and earnings, and it seeks market leaders, strong product cycles, innovate concepts, and industry trends. Also considered are a company's price-to-earning ratio, estimated growth rates, market cap, and cash flows to determine the company's attractiveness. To reduce the risk of investing in small cap companies, the portfolio invests in a well-diversified portfolio of different stocks representing a wide array of industries. The portfolio uses the Russell
2500 Growth Index as a performance benchmark. The portfolio may invest up to 25%
of total assets in foreign securities.

MANAGEMENT FEES AND ESTIMATED OTHER EXPENSES FOR THE YEAR ENDED DECEMBER 31,
2003 (AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS) 1

--------------------------------------------------------------------------
Management Fees                                             0.85%
12b-1 Fees                                                  N/A
Other Expenses                                              0.97%
Total Operating Expenses                                    1.82%
Less Expense Waivers and Reimbursements                     (0.67%)
Net Operating Expenses                                      1.15%
--------------------------------------------------------------------------

ROSZEL/PIMCO CCM CAPITAL APPRECIATION PORTFOLIO OF THE MLIG VARIABLE INSURANCE
TRUST

INVESTMENT OBJECTIVE. To seek long-term capital appreciation.

INVESTMENT POLICIES. The portfolio invests at least 65% of total assets in large cap stocks of companies believed to potential for high earnings growth. These companies are generally well-established issuers with strong business franchises and favorable long-term growth prospects. The portfolio's investment adviser seeks to achieve a consistent, favorable balance of growth and value with stocks of companies in the Russell 1000 and the S&P 500 Indexes. In choosing companies to invest in, the portfolio's investment adviser first looks at dividend growth, earnings growth, relative growth of earnings over time, the company's history of meeting earnings targets, and price-to-earnings ratios and other ratios that reveal value. The most promising companies are then evaluated on the basis of management strength, competitiveness in their industries, business prospects, and profitability. The portfolio sells stocks when their price declines relative to other stocks invested in by the portfolio or to other companies in the same business industry or when the issuer's earnings decline. The portfolio may invest up to 10% of total assets in foreign securities. The portfolio uses the
S&P 500 Index as a benchmark index.

MANAGEMENT FEES AND ESTIMATED OTHER EXPENSES FOR THE YEAR ENDED DECEMBER 31,
2003 (AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS) 1

---------------------------------------------------------------------------
Management Fees                                              0.80%
12b-1 Fees                                                   N/A
Other Expenses                                               0.97%
Total Operating Expenses                                     1.77%
Less Expense Waivers and Reimbursements                      (0.67%)
Net Operating Expenses                                       1.10%
---------------------------------------------------------------------------

If you have any questions about the proposed substitutions, please contact your
Financial Advisor or call or write the Service Center.

--------
1 MLIG Variable Insurance Trust has entered into an expense limitation arrangement with the investment adviser to the Replacement Portfolios whereby the investment adviser will reimburse the Replacement Portfolios to the extent total operating expenses (excluding interest, taxes, brokerage commissions, expenses in the form of fees paid to the Trust service providers by brokers in connection with directed brokerage arrangements, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of each
Portfolio's business) exceed certain limits. The expense limitation agreement is effective through April 30, 2004, and is expected to continue from year to year, conditioned upon approval for continuance by the board of trustees of the MLIG
Variable Insurance Trust.

</TEXT>
</DOCUMENT>

<TEXT>

              ====================================================
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 2001
                                       FOR
                                  INVESTOR LIFE
                               INVESTOR LIFE PLUS
                                ESTATE INVESTOR I
                               ESTATE INVESTOR II

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 1993
                                       FOR
                                  PRIME PLAN I
                                  PRIME PLAN II
                                 PRIME PLAN III

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                          PROSPECTUS DATED MAY 1, 1998
                                       FOR
                                  PRIME PLAN IV

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUS DATED JANUARY 2, 1991
                                       FOR
                                  PRIME PLAN VI

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUSES DATED APRIL 30, 1991
                                       FOR
                                  PRIME PLAN 7
                               PRIME PLAN INVESTOR

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUS DATED JANUARY 2, 1991
                                       FOR
                                  DIRECTED LIFE

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUS DATED APRIL 30, 1991
                                       FOR
                                 DIRECTED LIFE 2

              ====================================================

              ====================================================
                      ML LIFE INSURANCE COMPANY OF NEW YORK

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 2001
                                       FOR
                                  INVESTOR LIFE
                               INVESTOR LIFE PLUS

                  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUSES DATED APRIL 30, 1991
                                       FOR
                                  PRIME PLAN I
                                  PRIME PLAN II
                                 PRIME PLAN III
                                  PRIME PLAN IV
                                  PRIME PLAN V
                                  PRIME PLAN VI
                                  PRIME PLAN 7
                               PRIME PLAN INVESTOR
                                  DIRECTED LIFE
                                 DIRECTED LIFE 2

              ====================================================

This supplement describes certain changes to the Funds available under variable life insurance policies (collectively, the "Policies") issued by Merrill Lynch
Life Insurance Company and ML Life Insurance Company of New York. Effective May
1, 2002, the names of certain of these Funds changed.

For your ease of reference, the following table sets forth the names of the
Funds currently available under the Policies, along with former names in effect prior to May 1, 2002, if applicable.

--------------------------------------------------------------------------------------------------------------------
         CURRENT NAME                                                 FORMER NAME
         ------------                                                 -----------
--------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH SERIES FUND, INC.
--------------------------------------------------------------------------------------------------------------------
     Balanced Capital Strategy Portfolio
--------------------------------------------------------------------------------------------------------------------
     Core Bond Strategy Portfolio
--------------------------------------------------------------------------------------------------------------------
     Fundamental Growth Strategy Portfolio
--------------------------------------------------------------------------------------------------------------------
     Global Allocation Strategy Portfolio
--------------------------------------------------------------------------------------------------------------------
     High Yield Portfolio
--------------------------------------------------------------------------------------------------------------------
     Intermediate Government Bond Portfolio
--------------------------------------------------------------------------------------------------------------------
     Large Cap Core Strategy Portfolio                            Capital Stock Portfolio
--------------------------------------------------------------------------------------------------------------------
     Money Reserve Portfolio
--------------------------------------------------------------------------------------------------------------------
     Natural Resources Portfolio
--------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
     Basic Value V.I. Fund                                        Basic Value Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Developing Capital Markets V.I. Fund                         Developing Capital Markets Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Global Growth V.I. Fund                                      Global Growth Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Index 500 V.I. Fund                                          Index 500 Fund
--------------------------------------------------------------------------------------------------------------------
     Large Cap Value V.I. Fund                                    Large Cap Value Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Small Cap Value V.I. Fund                                    Small Cap Value Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Utilities and Telecommunications                             Utilities and Telecommunications
         V.I. Fund                                                    Focus Fund
--------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
--------------------------------------------------------------------------------------------------------------------
     AIM V.I. Capital Appreciation Fund
--------------------------------------------------------------------------------------------------------------------
     AIM V.I. Premier Equity Fund                                 AIM V.I. Value Fund
--------------------------------------------------------------------------------------------------------------------

                                        2

--------------------------------------------------------------------------------------------------------------------
         CURRENT NAME                                                 FORMER NAME
         ------------                                                 -----------
--------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
--------------------------------------------------------------------------------------------------------------------
     Premier Growth Portfolio
--------------------------------------------------------------------------------------------------------------------
     Quasar Portfolio
--------------------------------------------------------------------------------------------------------------------
MERCURY VARIABLE TRUST                                       MERCURY HW VARIABLE TRUST
--------------------------------------------------------------------------------------------------------------------
     Mercury International Value V.I. Fund                        Mercury HW International Value
                                                                      VIP Portfolio
--------------------------------------------------------------------------------------------------------------------
MERCURY V.I. FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
     Merrill Lynch Large Cap Growth V.I. Fund                     Large Cap Growth Focus Fund
--------------------------------------------------------------------------------------------------------------------
MFS(R) VARIABLE INSURANCE TRUST(SM)
--------------------------------------------------------------------------------------------------------------------
     MFS(R) Emerging Growth Series
--------------------------------------------------------------------------------------------------------------------
     MFS(R) Research Series
--------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH FUND OF STRIPPED ("ZERO")
U.S. TREASURY SECURITIES
--------------------------------------------------------------------------------------------------------------------
     Twelve maturity dates ranging from
         August 15, 2003--February 15, 2019
--------------------------------------------------------------------------------------------------------------------

                                      * * *

If you have any questions about these changes, please contact your Financial
Advisor, or call our Service Center at (800) 354-5333 for contracts issued by
Merrill Lynch Life Insurance Company, or at (800) 831-8172 for contracts issued by ML Life Insurance Company of New York. You may also write to the Service
Center at P.O. Box 441395, Jacksonville, Florida 32231-4139. Please retain this supplement with your Policy prospectus for your reference.

                                        3

</TEXT>
</DOCUMENT>

<TEXT>
                             MERRILL LYNCH LIFE                                                    ML LIFE INSURANCE
                             INSURANCE COMPANY                                                    COMPANY OF NEW YORK
                             -----------------                                                    -------------------
                MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT                         ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT

                       SUPPLEMENT DATED APRIL 9, 2002                                       SUPPLEMENT DATED APRIL 9, 2002
                                   TO THE                                                               TO THE
                       PROSPECTUSES DATED MAY 1, 2001                                      PROSPECTUSES DATED APRIL 30, 1991
                                    FOR                                                                   FOR
                               INVESTOR LIFE                                                         PRIME PLAN V
                             INVESTOR LIFE PLUS                                                      PRIME PLAN VI
                             ESTATE INVESTOR I                                                       PRIME PLAN 7
                             ESTATE INVESTOR II                                                   PRIME PLAN INVESTOR

            MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II                   ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II

                       SUPPLEMENT DATED APRIL 9, 2002                                       SUPPLEMENT DATED APRIL 9, 2002
                                   TO THE                                                               TO THE
                        PROSPECTUS DATED MAY 1, 2001                                        PROSPECTUSES DATED MAY 1, 2001
                                    FOR                                                                   FOR
                                PRIME PLAN V                                                         INVESTOR LIFE
                                                                                                  INVESTOR LIFE PLUS
                       SUPPLEMENT DATED APRIL 9, 2002
                                   TO THE
                     PROSPECTUSES DATED JANUARY 2, 1991
                                    FOR
                               PRIME PLAN VI

                       SUPPLEMENT DATED APRIL 9, 2002
                                   TO THE
                     PROSPECTUSES DATED APRIL 30, 1991
                                    FOR
                                PRIME PLAN 7
                            PRIME PLAN INVESTOR

        As you were previously notified by Supplement dated March 20, 2002,
Merrill Lynch Life Insurance Company ("MLLIC") and ML Life Insurance Company of
New York ("MLLICNY") intend to substitute shares of the Core Bond Strategy
Portfolio of the Merrill Lynch Series Fund, Inc. ("Series Fund") for Class A
shares of the Global Bond Focus Fund of the Merrill Lynch Variable Series Funds,
Inc. ("Variable Series Funds").

        The substitutions are scheduled to occur after the close of business on
April 30, 2002. Any investment base remaining invested in the Global Bond Focus
Fund at that time will be reallocated to the Core Bond Strategy Portfolio of the
Series Fund. Prior to the substitution, you may reallocate your investment base in the Global Bond Focus Fund to the other available investment divisions without charge. While MLLIC and MLLICNY have reserved the right to limit reallocations, neither currently imposes any such limitations and will not exercise any rights under the respective Contract to impose any restrictions on reallocations until at least 30 days after the substitution.

</TEXT>

<TEXT>

                  MERRILL LYNCH LIFE                                         ML LIFE INSURANCE
                  INSURANCE COMPANY                                         COMPANY OF NEW YORK

     MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT              ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT

           SUPPLEMENT DATED MARCH 20, 2002                            SUPPLEMENT DATED MARCH 20, 2002
                        TO THE                                                    TO THE
            PROSPECTUSES DATED MAY 1, 2001                           PROSPECTUSES DATED APRIL 30, 1991
                         FOR                                                        FOR
                    INVESTOR LIFE                                              PRIME PLAN V
                  INVESTOR LIFE PLUS                                           PRIME PLAN VI
                  ESTATE INVESTOR I                                            PRIME PLAN 7
                  ESTATE INVESTOR II                                        PRIME PLAN INVESTOR

 MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II               ML OF NEW YORK VARIABLE LIFE SEPARATE
                                                                                ACCOUNT II
           SUPPLEMENT DATED MARCH 20, 2002
                        TO THE                                        SUPPLEMENT DATED MARCH 20, 2002
             PROSPECTUS DATED MAY 1, 2001                                         TO THE
                         FOR                                          PROSPECTUSES DATED MAY 1, 2001
                     PRIME PLAN V                                                   FOR
                                                                               INVESTOR LIFE
           SUPPLEMENT DATED MARCH 20, 2002                                  INVESTOR LIFE PLUS
                        TO THE
          PROSPECTUSES DATED JANUARY 2, 1991
                         FOR
                    PRIME PLAN VI

           SUPPLEMENT DATED MARCH 20, 2002
                        TO THE
          PROSPECTUSES DATED APRIL 30, 1991
                         FOR
                     PRIME PLAN 7
                 PRIME PLAN INVESTOR

        On January 25, 2002, Merrill Lynch Life Insurance Company ("MLLIC"), ML
Life Insurance Company of New York ("MLLICNY"), and several other applicants filed an application with the Securities and Exchange Commission ("SEC") seeking an order approving the substitution of shares of the Core Bond Strategy
Portfolio of the Merrill Lynch Series Fund, Inc. ("Series Fund") for Class A
shares of the Global Bond Focus Fund of the Merrill Lynch

Variable Series Funds, Inc. ("Variable Series Funds"). To the extent required by law, approvals of the substitution will also be obtained from the state insurance regulators in certain jurisdictions.

        If approved, the effect of the share substitutions will be to replace the Class A shares of the Global Bond Focus Fund with shares of the Core Bond
Strategy Portfolio as investment options under your variable life contract. The
Core Bond Strategy Portfolio is described in the fund's current prospectus, which you previously received under separate cover.

        MLLIC and MLLICNY propose to carry out the proposed substitution after all necessary regulatory approvals have been obtained (anticipated to occur following the close of business on April 30, 2002) by redeeming the Class A
Shares of the Global Bond Focus Fund in cash and purchasing with the proceeds shares of the Core Bond Strategy Portfolio. If carried out, the proposed substitution would result in the involuntary reinvestment of contract owners'
cash value that remained invested in the Global Bond Focus Fund on April 30,
2002.

        The investment objective of the Core Bond Strategy Portfolio is as follows:

        CORE BOND STRATEGY PORTFOLIO: Primarily to provide a high level of current income, and secondarily, to seek capital appreciation.

        Contract owners and prospective purchasers should carefully read the prospectus for the Core Bond Strategy Portfolio. Additional copies of the fund's prospectus are available from MLLIC (call 1-800-354-5549) or MLLICNY (call
1-800-333-6524).

        From January 25, 2002 until 30 days after the date of the proposed substitution, you may transfer investment base under the contract invested in the Global Bond Focus Fund to other available subaccount(s) without charge. In addition, neither MLLIC nor MLLICNY will exercise any rights under the respective Contract to impose any restrictions or charges on transfers until at least 30 days after the proposed substitution.

        The Global Bond Focus Fund is currently closed to new purchase payments and transfers of investment base. In connection with the proposed substitution, after April 30, 2002, the Global Bond Focus Fund will no longer be available as an investment option under your Contract.

</TEXT>

Prospectus

May 1, 2001

ML of New York Variable Life Separate Account II

Flexible Premium Variable Life Insurance Contract

issued by

ML Life Insurance Company of New York

Home Office: 100 Church Street, 11th Floor,

New York, New York 10080-6511

Service Center: P.O. Box 9025

Springfield, Massachusetts 01102-9025

1414 Main Street

Springfield, Massachusetts 01144-1007

Phone: (800) 354-5333

offered through

Merrill Lynch, Pierce, Fenner & Smith Incorporated

This Prospectus describes flexible premium variable life insurance contracts (the “Contract”), which generally are modified endowment contracts under federal tax law. Most distributions will have tax consequences and/or penalties.

Generally, through the first 14 days following a Contract’s in force date, we will invest your initial payment in the investment division of the ML of New York Variable Life Separate Account II (the “Separate Account”) investing in the Money Reserve Portfolio. Afterward, you may reallocate your investment base to any five of the investment divisions of the Separate Account. We then invest each investment division’s assets in corresponding portfolios of the following:

•	Merrill Lynch Variable Series Funds, Inc.
•	Basic Value Focus Fund
•	Developing Capital Markets Focus Fund
•	Global Growth Focus Fund
•	Index 500 Fund
•	Large Cap Value Focus Fund
•	Small Cap Value Focus Fund
•	Utilities and Telecommunications Focus Fund
•	Merrill Lynch Series Fund, Inc.
•	Balanced Capital Strategy Portfolio
•	Capital Stock Portfolio
•	Core Bond Strategy Portfolio
•	Fundamental Growth Strategy Portfolio
•	Global Allocation Strategy Portfolio
•	High Yield Portfolio
•	Intermediate Government Bond Portfolio
•	Money Reserve Portfolio
•	Natural Resources Portfolio
•	Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities
•	Thirteen maturity dates ranging from

February 15, 2002 — February 15, 2019

•	AIM Variable Insurance Funds
•	AIM V.I. Capital Appreciation Fund
•	AIM V.I. Value Fund
•	Alliance Variable Products Series Fund, Inc.
•	Premier Growth Portfolio
•	Quasar Portfolio
•	Mercury HW Variable Trust
•	International Value VIP Portfolio
•	Mercury V.I. Funds, Inc.
•	Large Cap Growth Focus Fund
•	MFS Variable Insurance Trust
•	MFS Emerging Growth Series
•	MFS Research Series

Currently, you may change your investment allocation as often as you like.

We guarantee that regardless of investment results, insurance coverage will continue for the insured’s life, or, as you may select, for a shorter time if the face amount chosen is above the minimum face amount required for the initial payment. During this guarantee period, we will terminate the Contract only if loan debt exceeds certain contract values. After the guarantee period ends, the Contract will remain in effect as long as the net cash surrender value is sufficient to cover all charges due. While the Contract is in effect, the death benefit may vary to reflect the investment results of the investment divisions chosen, but will never be less than the face amount.

You may:

•	make additional payments subject to certain conditions
•	change the face amount of your Contract subject to certain conditions
•	redeem the Contract for its net cash surrender value
•	make partial withdrawals
•	borrow up to the loan value of your Contract

The net cash surrender value will vary with the investment results of the investment divisions chosen. We don’t guarantee any minimum cash surrender value.

You may return the Contract or exchange it for a contract with benefits that don’t vary with the investment results of a separate account.

It may not be advantageous to replace existing insurance with the Contract.

PURCHASING THIS CONTRACT INVOLVES CERTAIN RISKS. Investment results can vary both up and down and can even decrease the value of premium payments. Therefore, you could lose all or part of the money you invest. Except for the guaranteed death benefit we provide, you bear all investment risks. We do not guarantee how any of the investment divisions or funds will perform.

Life insurance is intended to be a long-term investment. You should evaluate your insurance needs and the Contract’s long-term investment potential and risks before purchasing the Contract.

Current prospectuses for the AIM Variable Insurance Funds; the Alliance Variable Products Series Fund, Inc.; the Mercury HW Variable Trust; the Mercury V.I. Funds, Inc.; the Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities; the Merrill Lynch Series Fund, Inc; the Merrill Lynch Variable Series Funds, Inc.; and the MFS® Variable Insurance TrustSM must accompany this prospectus. Please read these documents carefully and retain them for future reference.

The Securities and Exchange Commission has not approved these Contracts or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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Page
IMPORTANT TERMS	5
SUMMARY OF THE CONTRACT	6
What the Contract Provides	6
Availability and Payments	7
The Investment Base	7
The Investment Divisions	8
Illustrations	8
Replacement of Existing Coverage	8
Right to Cancel (“Free Look” Period) or Exchange	8
Distributions From The Contract	8
Fees and Charges	9
Joint Insureds	11
FACTS ABOUT ML LIFE INSURANCE COMPANY OF NEW YORK, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, THE SEPARATE ACCOUNT, THE FUNDS, AND THE ZERO TRUSTS	12
ML Life Insurance Company of New York	12
Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S)	12
CMA Account Reporting	12
The Separate Account	12
Net Rate of Return for an Investment	14
Changes Within the Separate Account	14
THE FUNDS	15
The Series Fund	15
The Variable Series Funds	16
The AIM V.I. Funds	17
The Alliance Fund	18
The Mercury HW Trust	18
The Mercury V.I. Funds	19
The MFS Trust	19
Special Risks In Certain Funds	19
The Operation of the Funds	20
The Zero Trusts	22
FACTS ABOUT THE CONTRACT	23
Who May be Covered	23
Initial Payment	23
Right to Cancel (“Free Look” Period)	24
Making Additional Payments	24
Changing the Face Amount	27
Investment Base	28
Charges	29
Charges Deducted from the Investment Base	29
Charges to the Separate Account	30
Fund Expenses	31
Guarantee Period	31
Net Cash Surrender Value	32
Partial Withdrawals	32
Loans	34
Death Benefit Proceeds	35
Payment of Death Benefit Proceeds	36

3

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. We have not authorized any person to make any representations in connection with this offering other than those contained in this prospectus.

4

IMPORTANT TERMS

attained age: is the issue age of the insured plus the number of full years since the contract date.

cash surrender value: is equal to the investment base less the balance of any deferred contract load we have not yet deducted and, depending on the date it is calculated, less all or a portion of certain other charges not yet deducted, plus any loan debt.

contract anniversary: is the same date of each year as the contract date.

contract date: is used to determine processing dates, contract years and contract anniversaries. It is usually the business day next following the receipt of the initial payment at the Service Center. It is also referred to as the contract date.

face amount: is the minimum death benefit as long as the Contract remains in force. You can change the face amount; it may increase as a result of an additional payment; or it may decrease as a result of a partial withdrawal.

fixed base: On the contract date, the fixed base equals the cash surrender value. From then on, the fixed base is calculated like the cash surrender value except that the calculation reflects net premiums, uses 4% interest per year instead of the net rate annual of return, and substitutes the guaranteed maximum cost of insurance rates for the current rates. In addition, the fixed base is calculated without taking into account loans or repayments. The fixed base is equivalent to the cash surrender value for a comparable fixed benefit contract with the same face amount and guarantee period. After the guarantee period, the fixed base is zero. We use the fixed base to limit the mortality cost deduction and our right to cancel the Contract during the guarantee period.

guarantee period: is the time we guarantee that the Contract will remain in force regardless of investment experience, unless loan debt exceeds certain contract values. It is the period that a comparable fixed life insurance contract (with the same face amount, payments and withdrawals made, guaranteed mortality table and loading) would remain in force if credited with 4% interest per year.

in force date: is the date when the underwriting process is complete, we receive the initial payment and any outstanding contract amendments at the Service Center.

investment base: is the amount available under a Contract for investment in the Separate Account at any time.

issue age: is the insured’s age as of his or her birthday nearest the contract date.

loan debt: is the sum of all outstanding loans on a Contract plus accrued interest.

monthiversary: is the same day each month as the contract date.

net amount at risk: is the excess of the death benefit over the cash surrender value, adjusted for interest at 4% per year.

net cash surrender value: is equal to cash surrender value less any loan debt.

net single premium factor: is used to determine the amount of death benefit purchased by $1.00 of cash surrender value. We use this factor in the calculation of the variable insurance amount to make sure that the Contract always meets the guidelines of what constitutes a life insurance contract under the Internal Revenue Code (IRC).

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processing dates: are the contract date and the first day of each contract quarter thereafter. Processing dates after the contract date are the days when we deduct charges from the investment base.

processing period: is the period between consecutive processing dates.

variable insurance amount: is computed daily by multiplying the cash surrender value by the net single premium factor.

SUMMARY OF THE CONTRACT

What the Contract Provides

The Contract offers a choice of investments and an opportunity for the Contract’s investment base, net cash surrender value and death benefit to grow based on investment results.

You should purchase the Contract for its death benefit. You may use the Contract’s net cash surrender value, as well as its death benefit, to provide proceeds for various individual and business planning purposes. However, loans and partial withdrawals will affect the net cash surrender value and death benefit proceeds, and may cause the Contract to terminate. Because the Contract is designed to provide benefits on a long-term basis, before purchasing a Contract in connection with a specialized purpose, you should consider whether the long-term nature of the Contract, its investment risks, and the potential impact of any contemplated loans and partial withdrawals, are consistent with the purposes you may be considering. Moreover, using a Contract for a specialized purpose may have tax consequences. (See “Tax Considerations”.)

We don’t guarantee that contract values will increase. Depending on the investment results of the investment divisions you select, the investment base, net cash surrender value and death benefit may go up or down on any day. You bear the investment risk for any amount allocated to an investment division.

We offer other variable life insurance contracts that have different features and charges. These different charges would affect your investment division performance and investment base. To obtain more information about these other contracts, contact our Service Center or your Financial Advisor.

For information concerning compensation paid for the sale of the Contracts, see “Selling the Contracts.”

Death Benefit. The death benefit equals the face amount or variable insurance amount, whichever is larger. The variable insurance amount increases or decreases depending on the investment results of the investment divisions you select. The death benefit may go up or down, depending on investment performance. However, it will never drop below the face amount. We will reduce the death benefit by any loan debt.

Tax Benefits and Tax Considerations. We believe the Contract generally provides at least the minimum death benefit required under federal tax law (although there is less guidance and therefore some uncertainty with respect to Contracts issued on a substandard basis and Contracts insuring two lives). By satisfying this requirement, the Contract provides two important tax benefits:

1)	Its death benefit is generally not subject to income tax;

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2)	Any increases in the Contract’s cash surrender value are not taxable until distributed from the Contract. (Since the Contract generally is a modified endowment contract, distributions are subject to tax, and, if taken before you reach age 59 1⁄2, may also be subject to a 10% federal penalty tax.) See “Tax Considerations”.

Guarantee Period. Generally, during the guarantee period, we guarantee the Contract will remain in effect and provide the death benefit regardless of investment performance unless loan debt exceeds certain contract values (See “Loans” for an explanation of how any loan debt affects the Contract’s value). If your Contract’s face amount is the minimum death benefit required under federal tax laws, the guarantee period is for the insured’s lifetime. If you select a higher face amount, your guarantee period is shorter. The chart below shows how the face amount of your contract affects the guarantee period (assuming the same premium).

Insured Male Age 60

Initial Premium 100,000

Length of Guarantee Period (Years)	Face Amount
5	$1,079,637
10	501,909
20	235,437
30	177,763
Insured’s lifetime	170,482

A guarantee period for the insured’s lifetime provides certainty. Your own individual insurance needs and risk tolerance should determine the face amount of your Contract and therefore your guarantee period.

Availability and Payments

We will issue a Contract for an insured up to age 75 (or up to age 80 for joint insureds). We will consider issuing Contracts for insureds above age 75 on an individual basis. A Contract can be purchased with a single payment. The minimum single payment for a Contract is the lesser of (a) $5,000 for an insured under age 20 and $10,000 for an insured age 20 and over, or (b) the payment required to purchase a face amount of at least $100,000 (but that payment may not be less than $2,000).

Contract owners may pay planned periodic payments instead of a single payment. If you elect planned periodic payments, the minimum initial planned periodic payment is $2,000 provided that the initial payment plus the planned payments will total $10,000 or more during the first five contract years.

We will not accept an initial payment that provides a guarantee period of less than one year.

Subject to certain conditions, you may make additional unplanned payments. (See “Making Additional Payments”.)

The Investment Base

A Contract’s investment base is the amount available for investment at any time. On the contract date (usually the next business day after our Service Center receives your initial payment), the investment base is equal to the initial payment. Afterwards, it varies daily based on the investment performance of your selected investment divisions. You bear the risk of poor investment performance and receive the benefit of favorable investment performance. You may wish to consider diversifying your investment in the Contract by allocating the investment base to two or more investment divisions.

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The Investment Divisions

We invest your payments in investment divisions of the Separate Account. Generally, through the first 14 days following the in force date, we will invest the initial payment only in the investment division of the Separate Account investing in the Money Reserve Portfolio. Afterwards, we will reallocate the investment base to up to five of the investment divisions, according to your instructions. (See “Changing the Allocation”.)

Illustrations

Illustrations in this Prospectus or used in connection with the purchase of the Contract are based on hypothetical investment rates of return. We don’t guarantee these rates. They are illustrative only, and not a representation of past or future performance. Actual rates of return may be more or less than those shown in the illustrations. Actual values will be different than those illustrated.

Replacement of Existing Coverage

Generally, it is not advisable to purchase an insurance contract as a replacement for existing coverage. Before you buy a Contract, ask your Merrill Lynch Financial Advisor if changing, or adding to, current insurance coverage would be advantageous. Don’t base your decision to replace existing coverage solely on a comparison of Contract illustrations.

Right to Cancel (“Free Look” Period) or Exchange

Once you receive the Contract, review it carefully to make sure it is what you want. You may return a Contract for a refund within ten days after you receive it. If you return the Contract during the “free look” period, we will refund the payment without interest.

You may also exchange your Contract at any time for a contract with benefits that do not vary with the investment results of a separate account.

Distributions From The Contract

Partial Withdrawals. Beginning in Contract year two, you may withdraw up to 80% of the net cash surrender value. (See “Partial Withdrawals”.) Partial withdrawals may have tax consequences. (See “Tax Considerations”.)

Surrenders. You may surrender your Contract at any time and receive the net cash surrender value. The net cash surrender value equals the investment base minus:

•	The balance of any deferred contract loading not yet deducted; and

•	Other contract charges not yet deducted.

Surrendering your Contract may have tax consequences. (See “Tax Considerations.”)

Loans. You may borrow money from us, using your Contract as collateral, subject to limits. We deduct loan debt from the amount payable on surrender of the Contract and from any death benefit payable. Loan interest accrues daily and, if it is not paid each year, it is treated as a new loan (capitalized) and added to the outstanding loan amount. With a modified endowment contract, both the loan amount and the amount of

8

capitalized interest are treated as taxable distributions. Depending upon investment performance of the investment divisions and the amounts borrowed, loans may cause a Contract to lapse. If the Contract lapses with loan debt outstanding, adverse tax consequences may result. Loan debt is considered part of the cash surrender value which is used to calculate taxable gain. Loans may have other adverse tax consequences. (See “Loans” and “Tax Considerations—Tax Treatment of Loans and Other Distributions”.)

Fees and Charges

Investment Base Charges. We invest the entire amount of all premium payments in the Separate Account. We then deduct certain charges from your investment base on processing dates. These charges are:

•	deferred contract load equal to 9% of each payment. It consists of a sales load of 5%, a charge for federal taxes of 2% and a premium tax charge of 2%. For joint insureds the deferred contract load equals 11% of each payment and consists of a sales load of 7%, a charge for federal taxes of 2% and a premium tax charge of 2%. We deduct the deferred contract load in equal installments of .90% (1.1% for joint insureds) of each payment. We make this deduction on the ten contract anniversaries following the date we receive and accept the payment. However, in determining a Contract’s net cash surrender value, we subtract the balance of the deferred contract load not yet deducted.

•	mortality cost — on all quarterly processing dates after the contract date, we deduct a cost for the life insurance coverage we provide (see “Mortality Cost”); and

•	net loan cost — on each contract anniversary, if there has been any loan debt during the prior year, we deduct a net loan cost. It equals a maximum of 2.0% of the loan debt per year (see “Charges Deducted From the Investment Base” and “Loans”).

Separate Account Charges. We deduct certain charges daily from the investment results of the investment divisions in the Separate Account. These charges are:

•	a mortality and expense risk charge deducted from all investment divisions. It is equivalent to .90% annually at the beginning of the year; and

•	a trust charge deducted from only those investment divisions investing in the Zero Trusts. It is currently equivalent to .34% annually at the beginning of the year. It will never exceed .50% annually.

9

Advisory Fees and Fund Expenses. The portfolios in the Funds pay monthly advisory fees and other expenses. The following table helps you understand the costs and expenses you will bear, directly or indirectly. The table shows Fund expenses for the year ended December 31, 2000, as a percentage of each Fund’s average net assets.

	Merrill Lynch Variable Series Funds, Inc. (Class A Shares)
			Developing					Small	Utilities
		Basic	Capital	Global	Global		Large Cap	Cap	and
	American	Value	Markets	Bond	Growth		Value	Value	Telecommunications
Annual Expenses	Balanced(a)	Focus	Focus(b)	Focus(c)	Focus	Index 500	Focus	Focus	Focus
Investment Advisory Fees	.55%	.60%	1.00%	.60%	.75%	.30%	.75%	.75%	.60%
Other Expenses	.07%	.05%	.36%	.15%	.08%	.05%	.17%	.06%	.09%

Total Annual Operating Expenses	.62%	.65%	1.36%	.75%	.83%	.35%	.92%	.81%	.69%
Expense Reimbursements	.00%	.00%	.11%	.00%	.00%	.00%	.00%	.00%	.00%

Net Expenses	.62%	.65%	1.25%	.75%	.83%	.35%	.92%	.81%	.69%

	Merrill Lynch Series Fund, Inc.
		Balanced		Core	Fundamental	Global		Intermediate
		Capital	Capital	Bond	Growth	Allocation	High	Government	Money	Natural
Annual Expenses	Balanced(d)	Strategy(d)(e)	Stock	Strategy(e)	Strategy(e)	Strategy(e)	Yield	Bond	Reserve	Resources(f)
Investment Advisory Fees	.32%	.32%	.32%	.32%	.32%	.32%	.32%	.32%	.32%	.32%
Other Expenses	.08%	.06%	.07%	.09%	.06%	.14%	.10%	.07%	.05%	.26%

Total Annual Operating Expenses	.40%	.38%	.39%	.41%	.38%	.46%	.42%	.39%	.37%	.58%
Expense Reimbursements	.00%	.00%	.00%	.00%	.00%	.00%	.00%	.00%	.00%	.08%

Net Expenses	.40%	.38%	.39%	.41%	.38%	.46%	.42%	.39%	.37%	.50%

			Alliance Variable
			Products			Mercury V.I.
	AIM Variable		Series Fund, Inc.		Mercury HW	Funds, Inc.	MFS® Variable
	Insurance Funds		(Class A Shares)		Variable Trust(h)	(Class A Shares)(j)	Insurance TrustSM
	AIM V.I.		Alliance		Mercury HW		MFS
	Capital	AIM V.I.	Premier	Alliance	International	Large Cap	Emerging	MFS
Annual Expenses	Appreciation	Value	Growth	Quasar(g)	Value VIP(e)(i)	Growth Focus(e)(k)	Growth(i)	Research(i)
Investment Advisory Fees	.61%	.61%	1.00%	1.00%	.75%	.65%	.75%	.75%
Other Expenses	.21%	.23%	.04%	.14%	.18%	.69%	.10%	.10%

Total Annual Operating Expenses	.82%	.84%	1.04%	1.14%	.93%	1.34%	.85%	.85%
Expense Reimbursements	.00%	.00%	.00%	.00%	.00%	.09%	.00%	.00%

Net Expenses	.82%	.84%	1.04%	1.14%	.93%	1.25%	.85%	.85%

(a)	Following the close of business on April 27, 2001, the Balanced Capital Focus Fund was merged with and into the American Balanced Fund, and the investment division corresponding to the American Balanced Fund was closed to allocations of premiums and investment base.
(b)	Merrill Lynch Investment Managers, L.P. (“MLIM”) and Merrill Lynch Life Agency, Inc. have entered into a Reimbursement Agreement that limits the operating expenses, exclusive of any distribution fees imposed on Class B shares, paid by each Fund of the Variable Series Funds in a given year to 1.25% of its average net assets. This Reimbursement Agreement is expected to remain in effect for the current year. Under this Reimbursement Agreement, the Developing Capital Markets Focus Fund was reimbursed for a portion of its operating expenses for 2000.

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(c)	The Global Bond Focus Fund was closed to allocations of premiums and investment base following the close of business on June 22, 1999. The Board of Directors of the Merrill Lynch Variable Series Fund, Inc. has authorized the liquidation of the Global Bond Focus Fund, subject to regulatory approval.
(d)	Following the close of business on April 27, 2001, the investment division corresponding to the Balanced Portfolio was closed to allocations of premiums and investment base. The Board of Directors of the Merrill Lynch Series Fund, Inc. has approved the merger of the Balanced Portfolio and the Balanced Capital Strategy Portfolio. Subject to shareholder approval, the Balanced Portfolio will be merged with and into the Balanced Capital Strategy Portfolio following the close of business on May 11, 2001.
(e)	On May 1, 2001, (i) the Long Term Corporate Bond Portfolio was renamed the Core Bond Strategy Portfolio, (ii) the Growth Stock Portfolio was renamed the Fundamental Growth Strategy Portfolio, (iii) the Multiple Strategy Portfolio was renamed the Balanced Allocation Strategy Portfolio, (iv) the Global Strategy Portfolio was renamed the Global Capital Strategy Portfolio, and (vi) the Mercury V.I. U.S. Large Cap Fund was renamed the Large Cap Growth Focus Fund, and its manager was changed. Effective October 6, 2000, the Hotchkis and Wiley International VIP Portfolio was renamed the Mercury HW International Value VIP Portfolio.
(f)	We have agreed to limit operating expenses for each Fund of the Series Fund in a given year to .50% of its average daily net assets. Under this agreement, the Natural Resources Portfolio was reimbursed for a portion of its operating expenses for 2000.
(g)	The Fee Table does not reflect fees waived or expenses assumed by Alliance Capital Management L.P. (“Alliance”) for the Alliance Quasar Portfolio during the year ended December 31, 2000. Such waivers and assumption of expenses were made on a voluntary basis. Alliance may discontinue or reduce any such waiver or assumption of expenses at any time without notice. During the fiscal year ended December 31, 2000, Alliance waived management fees totaling .19% for the Alliance Quasar Portfolio. Considering such reimbursements, “Total Annual Operating Expenses” would have been .95%.
(h)	As of October 6, 2000, the Hotchkis and Wiley Variable Trust was renamed the Mercury HW Variable Trust. Mercury Advisors has agreed to make reimbursements so that the regular annual operating expenses of the Fund do not exceed 1.35% of its average net assets. This agreement will not be terminated without notice to investors.
(i)	Following the close of business on April 27, 2001, the International Equity Focus Fund of the Merrill Lynch Variable Series Funds, Inc. was merged with and into the Mercury HW International Value VIP Portfolio.
(j)	On May 1, 2001, the Mercury Asset Management V.I. Funds, Inc. was renamed the Mercury V.I. Funds, Inc.
(k)	Mercury Advisors has agreed to limit the annual operating expenses for the Large Cap Growth Focus Fund to 1.25% of its average net assets.
(l)	The MFS Emerging Growth Series and the MFS Research Series have expense offset arrangements which reduce each Fund’s custodian fee based upon the amount of cash maintained by each Fund with its custodian and dividend disbursing agent. The Funds may enter into such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Funds’ expenses. “Other Expenses” do not take into account these expense reductions, and are therefore higher than the actual expenses of the Funds. Had these fee reductions been taken into account, “Net Expenses” would have been .84% for the Emerging Growth Series and .84% for the Research Series.

Joint Insureds

The Contract can provide coverage on the lives of two insureds with a death benefit payable upon the death of the last surviving insured. Most of the discussions in this Prospectus referencing a single insured may also be read as though the single insured were the two insureds under a joint Contract. We have noted those discussions which are different for joint insureds. (See “Joint Insureds.”)

This summary provides only a brief overview of the more significant aspects of the Contract. This Prospectus and the Contract provide further detail. You should retain the Contract together with its attached applications, medical exam(s), amendments, riders, and endorsements. These are the entire agreement between you and us.

For the definitions of some important terms used in this Prospectus, see “Important Terms”.

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FACTS ABOUT ML LIFE INSURANCE COMPANY OF NEW YORK,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,

THE SEPARATE ACCOUNT, THE FUNDS, AND THE ZERO TRUSTS

ML Life Insurance Company of New York (“ML of New York”)

ML of New York (“we” or “us”) is a stock life insurance company organized under the laws of the State of New York on November 28, 1973. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. We are authorized to sell life insurance and annuities in 9 states. We are also authorized to sell variable life insurance and variable annuities in most of those jurisdictions.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”)

MLPF&S provides a world-wide broad range of securities brokerage and investment banking services. It provides marketing services for us and is the principal underwriter of the Contracts issued through the Separate Account. We retain MLPF&S to provide services relating to the Contracts under a distribution agreement. (See “Selling the Contracts”.)

CMA Account Reporting

If you have a Merrill Lynch Cash Management Account® (“CMA”®),* you may elect to have your Contract linked electronically to that account. We call this the CMA Insurance Service. With this service, certain Contract information is included as part of your regular monthly CMA account statement. However, the Contract is not an asset held in your CMA Account. Your CMA Statement will list the investment base allocation, death benefit, net cash surrender value, loan debt and any CMA account activity affecting the Contract during the month.

The Separate Account

We established the Separate Account, a separate investment account, on December 4, 1991. It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. This registration does not involve any supervision by the Securities and Exchange Commission over the investment policies or practices of the Separate Account. The Separate Account meets the definition of a separate account under the federal securities laws. We use the Separate Account to support the Contract as well as other variable life insurance contracts we issue. The Separate Account is also governed by the laws of the State of New York, our state of domicile.

We own all of the assets in the Separate Account. We keep the Separate Account’s assets apart from our general account and any other separate accounts we may have. New York insurance law provides that the Separate Account’s assets, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct.

Obligations to contract owners and beneficiaries that arise under the Contract are our obligations. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to our other income, gains or losses. The assets in the Separate Account will always be at least equal to the reserves and other liabilities of the Separate Account. If the Separate Account’s assets exceed the required reserves and other Contract liabilities, we may transfer the excess to our general account.

*	Cash Management Account and CMA are registered trademarks of MLPF&S.

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There are currently 37 investment divisions in the Separate Account that are available for investment.

•	Seven invest in Class A shares of a specific portfolio of the Merrill Lynch Variable Series Funds, Inc. (the “Variable Series Funds”).

•	Nine invest in shares of a specific portfolio of the Merrill Lynch Series Fund, Inc. (the “Series Fund”).

•	Thirteen invest in specific units of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities (the “Zero Trust”).

•	Two invest in shares of a specific portfolio of the AIM Variable Insurance Funds (the “AIM V.I. Funds”).

•	Two invest in shares of a portfolio of the Alliance Variable Products Series Fund, Inc. (the “Alliance Fund”).

•	One invests in shares of a portfolio of the Mercury HW Variable Trust (the “Mercury HW Trust”).

•	One invests in Class A shares of a portfolio of the Mercury V.I. Funds, Inc (the “Mercury V.I. Funds”).

•	Two invest in shares of a specific portfolio of the MFS® Variable Insurance TrustSM(the “MFS Trust”).

With regard to the Series Fund, following the close of business on April 27, 2001, the investment division corresponding to the Balanced Portfolio was closed to allocations of premiums and investment base.

With regard to the Variable Series Funds, following the close of business on June 22, 1999, the investment division corresponding to the Global Bond Focus Fund was closed to allocations of premiums and investment base. Following the close of business on April 27, 2001, the Balanced Capital Focus Fund was merged with and into the American Balanced Fund and the investment division corresponding to American Balanced Fund was closed to allocations of premiums and investment base. In addition, the International Equity Focus Fund was merged with and into the Mercury HW International Value VIP Portfolio of the Mercury HW Trust.

For more information, see “The Funds” below. You’ll find complete information about the Funds and the Zero Trusts, including the risks associated with each portfolio, in the accompanying prospectuses. They should be read along with this Prospectus.

Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to any other portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all of these reasons, you should expect investment results to differ. In particular, certain Funds available only through the Contract have names similar to funds not available through the Contract. The performance of any fund not available through the Contract is not indicative of performance of the similarly named Fund available through the Contract.

13

Net Rate of Return for an Investment Division

Each investment division has a distinct unit value (also referred to as “price” or “separate account index” in reports we furnish to you). When we allocate your payments or investment base to an investment division, we purchase units based on the value of a unit of the investment division as of the end of the valuation period during which the allocation occurs. When we transfer or deduct amounts out of an investment division, we redeem units in a similar manner. A valuation period is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange is open or there’s enough trading in portfolio securities to materially affect the unit value of an investment division.

For each investment division, the separate account index was initially set at $10.00. The separate account index for each subsequent valuation period fluctuates based upon the net rate of return for that period. We determine the net rate of return of an investment division at the end of each valuation period. The net rate of return reflects the investment performance of the investment division for the valuation period and the charges to the Separate Account.

For investment divisions investing in the Funds, shares are valued at net asset value and reflect reinvestment of any dividends or capital gains distributions declared by the Funds.

For investment divisions investing in the Zero Trusts, units of each Zero Trust are valued at the sponsor’s repurchase price, as explained in the prospectus for the Zero Trusts.

Changes Within the Separate Account

We may add new investment divisions. We can also eliminate investment divisions, combine two or more investment divisions, or substitute a new portfolio for the portfolio in which an investment division invests without your consent. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio’s investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. If necessary, we would get prior approval from the New York Insurance Department and the Securities and Exchange Commission and any other required approvals before making such a substitution. The substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing investment base or the investment of future premium payments, or both for some or all classes of Contracts. Furthermore, we may close investment divisions to allocation of premium payments or investment base, or both, for some or all classes of Contracts at any time in our sole discretion.

Subject to any required regulatory approvals, we can transfer assets of the Separate Account or of any of the investment divisions to another separate account or investment division.

When permitted by law, we also can:

•	deregister the Separate Account under the Investment Company Act of 1940;

•	operate the Separate Account as a management company under the Investment Company Act of 1940;

•	restrict or eliminate any voting rights of contract owners, or other persons who have voting rights as to the Separate Account; and

•	combine the Separate Account with other separate accounts.

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THE FUNDS

Below we list the Funds into which the investment divisions may invest. There is no guarantee that any Fund or portfolio will be able to meet its investment objective.

The Series Fund

The Series Fund is registered with the Securities and Exchange Commission as an open-end management investment company and its investment adviser is Merrill Lynch Investment Managers, L.P. (“MLIM”). Nine of its mutual fund portfolios are currently available through the Separate Account. One of its portfolios (the Balanced Portfolio) is closed to further investment and will be merged into another portfolio subject to shareholder approval. The investment objectives and certain investment policies of the Series Fund portfolios are described below.

Balanced Portfolio seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than that normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed-income and equity securities.

Following the close of business on April 27, 2001, the investment division corresponding to the Balanced Portfolio was closed to allocations of premiums and investment base. The Board of Directors of the Merrill Lynch Series Fund, Inc. has approved the merger of the Balanced Portfolio and the Balanced Capital Strategy Portfolio. Subject to shareholder approval, the Balanced Portfolio will be merged with and into the Balanced Capital Strategy Portfolio following the close of business on May 11, 2001.

Balanced Capital Strategy Portfolio (formerly the Multiple Strategy Portfolio) seeks high total investment return through a fully managed investment contract utilizing equity securities, intermediate and long-term debt securities and money market securities.

The Board of Directors of the Merrill Lynch Series Fund, Inc. has approved the merger of the Balanced Portfolio and the Balanced Capital Strategy Portfolio. Subject to shareholder approval, the Balanced Portfolio will be merged with and into the Balanced Capital Strategy Portfolio following the close of business on May 11, 2001.

Capital Stock Portfolio seeks long-term growth of capital and income, plus moderate current income. It generally invests in equity securities considered to be of good or improving quality or considered to be undervalued based on criteria such as historical price/book value and price/earnings ratios.

Core Bond Strategy Portfolio (formerly the Long-Term Corporate Bond Portfolio) primarily seeks to provide a high level of current income. In addition, the Portfolio seeks capital appreciation when consistent with the primary objective. In seeking to achieve these objectives, under normal circumstances the Portfolio invests at least 65% of the value of its total assets in debt securities of any kind and maturity that have a rating within the four highest grades of a Nationally Recognized Statistical Rating Organization, such as Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Ratings Group (“Standard & Poor’s”).

Fundamental Growth Strategy Portfolio (formerly the Growth Stock Portfolio) seeks long-term growth of capital by investing in a diversified portfolio of securities, primarily common stocks, of companies with the potential to achieve above-average earnings growth.

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Global Allocation Strategy Portfolio (formerly the Global Strategy Portfolio) seeks high total investment return by investing primarily in a portfolio of equity and fixed-income securities, including convertible securities, of U.S. and foreign issuers.

High Yield Portfolio primarily seeks a high level of current income. Secondarily, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio seeks to achieve its investment objective by investing principally in fixed income securities rated in the lower categories of the established rating services or in unrated securities of comparable quality (including securities commonly known as “junk bonds”).

Intermediate Government Bond Portfolio seeks to obtain the highest level of current income consistent with the protection of capital afforded by investing in intermediate-term debt securities issued or guaranteed by the U.S. Government or its agencies. The Portfolio will invest in such securities with a maximum maturity of 15 years.

Money Reserve Portfolio seeks to preserve capital, maintain liquidity and achieve the highest possible current income consistent with those objectives by investing in short-term money market securities.

Natural Resources Portfolio seeks capital appreciation and to protect the purchasing power of shareholders’ capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

MLIM is indirectly owned and controlled by Merrill Lynch & Co., Inc. and is a registered adviser under the Investment Advisers Act of 1940. The Series Fund, as part of its operating expenses, pays an investment advisory fee to MLIM. (See “Fees and Charges”.)

The Variable Series Funds

The Variable Series Funds is registered with the Securities and Exchange Commission as an open-end management investment company and its investment adviser is MLIM. Class A shares of seven of its portfolios are currently available through the Separate Account. Two of its other portfolios (the American Balanced Fund and the Global Bond Focus Fund) are now closed to further investment. The investment objectives and certain investment policies of these Variable Series Funds portfolios are described below.

American Balanced Fund seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than is normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed income and equity securities.

Following the close of business on April 27, 2001, the Balanced Capital Focus Fund was merged with and into the American Balanced Fund, and the investment division corresponding to the American Balanced Fund was closed to allocations of premiums and investment base.

Basic Value Focus Fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value. The Fund seeks special opportunities in securities that are selling at a discount, either from book value or historical price-earnings ratios, or seem capable of recovering from temporarily out of favor considerations. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price/earnings ratio.

Developing Capital Markets Focus Fund seeks long-term capital appreciation by investing in securities, principally equities, of issuers in countries having smaller capital markets. For purposes of its investment objective, the Fund considers countries having smaller capital markets to be all countries other than the four countries having the largest equity market capitalizations.

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Global Bond Focus Fund seeks to provide high total investment return by investing in a global portfolio of fixed income securities denominated in various currencies, including multinational currency units. The Fund will invest in fixed income securities that have a credit rating of A or better by Standard & Poor’s or by Moody’s or commercial paper rated A-1 by Standard & Poor’s or Prime-1 by Moody’s or obligations that MLIM has determined to be of similar creditworthiness.

The investment division corresponding to the Global Bond Focus Fund was closed to allocations of premiums and investment base following the close of business on June 22, 1999. The Board of Directors of the Merrill Lynch Variable Series Fund, Inc. has authorized the liquidation of the Global Bond Focus Fund, subject to regulatory approval.

Global Growth Focus Fund seeks long-term growth of capital. The Fund invests in a diversified portfolio of equity securities of issuers located in various countries and the United States, placing particular emphasis on companies that have exhibited above-average growth rates in earnings.

Index 500 Fund seeks to provide investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index (the “S&P 500 Index”).

Large Cap Value Focus Fund seeks long-term capital growth by investing primarily in large cap equity securities that MLIM believes are undervalued.

Small Cap Value Focus Fund seeks long-term growth of capital by investing in a diversified portfolio of securities, primarily common stocks, of relatively small companies that management of the Variable Series Funds believes have special investment value, and of emerging growth companies regardless of size. Companies are selected by management on the basis of their long-term potential for expanding their size and profitability or for gaining increased market recognition for their securities.

Utilities and Telecommunications Focus Fund seeks both capital appreciation and current income through investment of at least 65% of its total assets in equity and debt securities issued by domestic and foreign companies which are, in the opinion of MLIM, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telecommunications, gas or water.

The Variable Series Funds, as part of its operating expenses, pays an investment advisory fee to MLIM. (See “Fees and Charges”.)

The AIM V.I. Funds

The AIM V.I. Funds is registered with the Securities and Exchange Commission as an open-end management investment company and its investment adviser is A I M Advisors, Inc. (“AIM”). Two of its mutual fund portfolios are currently available through the Separate Account. The investment objectives and strategies of the two available AIM V.I. Funds portfolios are described below.

AIM V.I. Capital Appreciation Fund seeks growth of capital through investment in common stocks, with emphasis on medium and small-sized growth companies. AIM will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

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AIM V.I. Value Fund seeks to achieve long-term growth of capital by investing primarily in equity securities judged by AIM to be undervalued relative to AIM’s appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

AIM, 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173, has served as an investment adviser since its organization in 1976. Today, AIM together with its subsidiaries, advises or manages over 135 investment portfolios, including the Funds, encompassing a broad range of investment objectives. The AIM V.I. Funds, as part of its operating expenses, pays an investment advisory fee to AIM. (See “Fees and Charges”.)

The Alliance Fund

The Alliance Fund is registered with the Securities and Exchange Commission as an open-end management investment company and its investment adviser is Alliance Capital Management L.P. (“Alliance”). Two of its mutual fund portfolios are currently available through the Separate Account. The investment objectives and strategies of these Alliance Fund portfolios are described below.

Premier Growth Portfolio seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income is incidental to the objective of capital growth.

Quasar Portfolio seeks growth of capital by pursuing aggressive investment policies. The Fund invests principally in a diversified portfolio of equity securities of any company and industry and in any type of security which is believed to offer possibilities for capital appreciation, and invests only incidentally for current income.

Alliance is a Delaware limited partnership with principal offices at 1345 Avenue of the Americas, New York, New York 10105. Alliance Capital Management Corporation (“ACMC”), the sole general partner of Alliance, is an indirect wholly owned subsidiary of The Equitable Life Assurance Society of the United States, which is in turn a wholly owned subsidiary of AXA Financial, Inc., a holding company which is controlled by AXA, a French insurance holding company. The Alliance Fund, as part of its operating expenses, pays an investment advisory fee to Alliance. (See “Fees and Charges”.)

The Mercury HW Trust

The Mercury HW Trust is registered with the Securities and Exchange Commission as an open-end management investment company, and its adviser is Mercury Advisors (formerly Hotchkis and Wiley). One if its mutual fund portfolios is available through the Separate Account. The investment objective and strategy of this Mercury HW Trust portfolio is described below.

Mercury HW International Value VIP Portfolio (formerly the Hotchkis and Wiley International VIP Portfolio) seeks to provide current income and long-term growth of income, accompanied by growth of capital. The Fund invests at least 65% of its total assets in stocks in at least ten foreign markets. In investing the Fund, Mercury Advisors follows a value style. This means that it buys stocks that it believes are currently undervalued by the market and thus have a lower price than their true worth.

Following the close of business on April 27, 2001, the International Equity Focus Fund of Merrill Lynch Variable Series Funds, Inc. was merged with and into the Mercury HW International Value VIP Portfolio.

Mercury Advisors, 725 S. Figueroa Street, Suite 4000, Los Angeles, California 90017-5400, serves as the investment adviser to the Fund and generally administers the affairs of Mercury HW Trust. The Mercury HW Trust, as part of its operating expenses, pays an investment advisory fee to Mercury Advisors. (See “Fees and Charges”.)

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The Mercury V.I. Funds

The Mercury V.I. Funds is registered with the Securities and Exchange Commission as an open-end management investment company, and its adviser is Merrill Lynch Investment Managers International Ltd. (formerly Mercury Asset Management International Ltd.) Class A shares of one of its mutual fund portfolios are available through the Separate Account. The investment objective and strategy of the Large Cap Growth Focus Fund is described below.

The Large Cap Growth Focus Fund’s (formerly the Mercury V.I. U.S. Large Cap Fund’s) main goal is long-term capital growth. The Fund invests primarily in a diversified portfolio of equity securities of large cap companies (which are companies whose market capitalization is at least $5 billion) located in the U.S. that Fund management believes have good prospects for earnings growth. The Fund may also invest up to 10% of its assets in foreign stocks.

Merrill Lynch Investment Managers International Ltd. is located at 33 King William Street, London EC4R 9AS, England. Its intermediate parent is Merrill Lynch Investment Managers Group Ltd., a London-based holding company. The ultimate parent of Merrill Lynch Investment Managers Group Ltd. is Merrill Lynch & Co., Inc. The Large Cap Growth Focus Fund, as part of its operating expenses, pays an investment advisory fee to Merrill Lynch Investment Managers International Ltd. (See “Fees and Charges”.)

The MFS Trust

The MFS Trust is registered with the Securities and Exchange Commission as an open-end management investment company and its investment adviser is Massachusetts Financial Services Company (“MFS”). Two of its mutual fund portfolios are currently available through the Separate Account. The investment objectives and strategies of the available MFS Trust portfolios are described below.

MFS Emerging Growth Series will seek long-term growth of capital. The series invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies. These companies are companies that the series’ adviser believes are either early in their life cycle but have the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate.

MFS Research Series will seek to provide long-term growth of capital and future income. The series invests, under normal market conditions, at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts. The series focuses on companies that the series’ adviser believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management.

MFS, a Delaware corporation, 500 Boylston Street, Boston, Massachusetts 02116, is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which, in turn, is an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada. The MFS Trust, as part of its operating expenses, pays an investment advisory fee to MFS. (See “Fees and Charges”.)

Special Risks In Certain Funds

Investment in lower-rated debt securities, such as those in which the High Yield Portfolio of the Series Fund, and the Developing Capital Markets Focus Fund of the Variable Series Funds, expect to invest, entails relatively greater risk of loss of income or principal. The Developing Capital Markets Focus Fund of the Variable

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Series Funds has no established rating criteria for the debt securities in which it may invest, and will rely on MLIM’s judgment in evaluating the creditworthiness of an issuer of such securities. In an effort to minimize risk, these portfolios will diversify holdings among many issuers. However, there can be no assurance that diversification will protect these portfolios from widespread defaults during periods of sustained economic downturn.

Because a substantial portion of the Global Growth Focus Fund’s and the Global Allocation Strategy Portfolio’s assets may be invested on an international basis, you should be aware of certain risks of international investments, such as fluctuations in foreign exchange rates, future political and economic developments, different legal systems, and the possible imposition of exchange controls or other foreign government laws or restrictions. An investment in either of these Funds may be appropriate only for long-term investors who can assume the risk of loss of principal, and do not seek current income.

In seeking to protect the purchasing power of capital, the Natural Resources Portfolio of the Series Fund reserves the right, when management anticipates significant economic, political, or financial instability, such as high inflationary pressures or upheaval in foreign currency exchange markets, to invest a majority of its assets in companies that explore for, extract, process or deal in gold or in asset-based securities indexed to the value of gold bullion. The Natural Resources Portfolio will not concentrate its investments in such securities until it has been advised that the Contracts’ federal tax status will not be adversely affected as a result.

For the MFS Emerging Growth Series, the nature of investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Emerging growth companies often have limited product lines, markets or financial resources, and they may be dependent on one-person management. In addition, there may be less research available on many promising small and medium sized emerging growth companies, making it more difficult to find and analyze these companies. The securities of emerging growth companies may have limited marketability and may be subject to abrupt or erratic market movements more than securities of larger, more established growth companies or the market averages in general. Shares of the MFS Emerging Growth Series, therefore may fluctuate more in value than shares of a conservative equity fund or of a growth fund which invests entirely in proven growth stocks.

For the Mercury HW International Value VIP Portfolio, investing in emerging market and other foreign securities involves certain risk considerations not typically associated with investing in securities of U.S. issuers, including currency devaluations and other currency exchange rate fluctuations, political uncertainty and instability, more substantial government involvement in the economy, higher rates of inflation, less government supervision and regulation of the securities markets and participants in those markets, controls on foreign investment and limitations on repatriation of invested capital and on the Fund’s ability to exchange local currencies for U.S. dollars, greater price volatility, substantially less liquidity and significantly smaller capitalization of securities markets, absence of uniform accounting and auditing standards, generally higher commission expenses, delay in settlement of securities transactions, and greater difficulty in enforcing shareholder rights and remedies.

Investment in these portfolios entails relatively greater risk of loss of income or principal. In addition, as described in the accompanying prospectus for the portfolios, you should consider many of these portfolios as a long-term investment and a vehicle for diversification, and not as a balanced investment program. It may not be appropriate to allocate all payments and investment base to a single investment division.

The Operation of the Funds

Buying and Redeeming Shares. The Funds sell and redeem their shares at net asset value. Any dividend or capital gain distribution will be reinvested at net asset value in shares of the same portfolio.

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Voting Rights. We are the legal owner of all Fund shares held in the Separate Account. We have the right to vote on any matter put to vote at the Funds’ shareholder meetings. However, we will vote all Fund shares attributable to Contracts according to instructions we receive from contract owners. We will vote shares attributable to Contracts for which we receive no voting instructions in the same proportion as shares in the respective investment divisions for which we receive instructions. We will also vote shares not attributable to Contracts in the same proportion as shares in the respective divisions for which we received instructions. We may vote Fund shares in our own right if any federal securities laws or regulations, or their present interpretation, change to permit us to do so.

We determine the number of your shares in a division by dividing your Contract’s investment base in the division by the net asset value of one share of the corresponding portfolio. We count fractional votes.

Under certain circumstances, state regulatory authorities may require us to disregard voting instructions. This may happen if following the instructions would mean voting to change the sub-classification or investment objectives of the portfolios, or to approve or disapprove an investment advisory contract.

We may also disregard instructions to vote for changes in the investment policy or the investment adviser if we disapprove of the proposed changes. We would disapprove a proposed change only if it were:

•	contrary to state law;

•	prohibited by state regulatory authorities; or

•	decided by management that the change would result in overly speculative or unsound investments.

If we disregard voting instructions, we will include a summary of our actions in the next semi-annual report.

Resolving Material Conflicts. Shares of the Series Fund are available for investment by us, Merrill Lynch Life Insurance Company (an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.) and Monarch Life Insurance Company (an insurance company not affiliated with us or Merrill Lynch & Co., Inc.). Shares of the Variable Series Funds, the AIM V.I. Funds, the Alliance Fund, the MFS Trust and the Mercury HW Trust are sold to separate accounts of ours, Merrill Lynch Life Insurance Company, and insurance companies not affiliated with us or Merrill Lynch & Co., Inc. to fund benefits under variable life insurance and variable annuity contracts, and may be sold to certain qualified plans. Shares of the Mercury V.I. Funds are sold to separate accounts of ours, Merrill Lynch Life Insurance Company, and to insurance companies not affiliated with us or Merrill Lynch & Co. to fund benefits under variable life insurance and variable annuity contracts, and may be sold to certain qualified plans.

It is possible that differences might arise between our Separate Account and one or more of the other separate accounts which invest in the Funds. In some cases, it is possible that the differences could be considered “material conflicts.” Such a “material conflict” could also arise due to changes in the law (such as state insurance law or federal tax law) which affect these different variable life insurance and variable annuity separate accounts. It could also arise by reason of differences in voting instructions from our contract owners and those of the other insurance companies, or for other reasons. We will monitor events to determine how to respond to conflicts. If a conflict occurs, we may need to eliminate one or more investment divisions of the Separate Account which invest in the Funds or substitute a new portfolio for a portfolio in which a division invests. In responding to any conflict, we will take the action we believe necessary to protect you consistent with applicable legal requirements.

Administrative Service Arrangements. The investment adviser of a Fund (or its affiliates) may pay compensation to us or our affiliates, which may be significant, in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue. These percentages differ, and some advisers (or affiliates) may pay more than others.

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The Zero Trusts

The Zero Trusts are intended to provide safety of capital and a competitive yield to maturity. The Zero Trusts purchase at a deep discount U.S. Government-backed investments which make no periodic interest payments. When held to maturity the investments should receive approximately a fixed yield. The value of Zero Trust units before maturity varies more than it would if the Zero Trusts contained interest-bearing U.S. Treasury securities of comparable maturities.

The Zero Trust portfolios consist mainly of:

•	bearer debt obligations issued by the U.S. Government stripped of their unmatured interest coupons;

•	coupons stripped from U.S. debt obligations; and

•	receipts and certificates for such stripped debt obligations and coupons.

The Zero Trusts currently available are shown below:

Zero Trust	Maturity Date	Targeted Rate of Return to Maturity as of April 20, 2001
2002	February 15, 2002	1.74%
2003	August 15, 2003	2.98%
2004	February 15, 2004	3.23%
2005	February 15, 2005	3.23%
2006	February 15, 2006	2.98%
2007	February 15, 2007	3.32%
2008	February 15, 2008	3.85%
2009	February 15, 2009	3.96%
2010	February 15, 2010	4.18%
2011	February 15, 2011	4.15%
2013	February 15, 2013	4.40%
2014	February 15, 2014	4.60%
2019	February 15, 2019	4.95%

MLPF&S, a subsidiary of Merrill Lynch & Co., Inc., is the sponsor for the Zero Trusts. The sponsor will sell units of the Zero Trusts to the Separate Account and has agreed to repurchase units that we need to sell to pay benefits and make reallocations. We pay the sponsor a fee for these transactions and are reimbursed through the trust charge assessed to the divisions investing in the Zero Trusts. (See “Charges to Divisions Investing in the Zero Trusts”.)

Targeted Rate of Return to Maturity. Because the underlying securities in the Zero Trusts will grow to their face value on the maturity date, we can estimate a compound rate of return to maturity for the Zero Trust units. But because the Separate Account holds the units, we need to take into account the asset charge and the trust charge (described in “Charges to the Separate Account”) in estimating the net rate of return. That rate depends on the compound rate of return adjusted for these charges. It does not, however, represent the actual return on a payment that we might receive under the Contract on that date, since it does not reflect the charges for deferred contract load, mortality costs and any net loan cost deducted from a Contract’s investment base (described in “Charges Deducted from the Investment Base”).

Since the value of the Zero Trust units will vary daily to reflect the market value of the underlying securities, the compound rate of return to maturity for the Zero Trust units and the net rate of return to maturity for the Separate Account will vary correspondingly.

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FACTS ABOUT THE CONTRACT

Who May be Covered

You may apply for a Contract for an insured up to issue age 75. We will consider issuing Contracts for insureds above age 75 on an individual basis. The insured’s issue age is his or her age as of the birthday nearest the contract date. Before we’ll issue a Contract, the insured must meet our medical and other underwriting and insurability requirements.

We use two methods of underwriting:

•	simplified underwriting, with no physical exam; and

•	para-medical or medical underwriting with a physical exam.

The initial payment amount plus any planned periodic payments elected and the age and sex of the insured determine whether we’ll do underwriting on a simplified or medical basis. The chart below shows the maximum initial payment plus any planned payments that we’ll underwrite on a simplified basis:

Age	Maximum
0-29	$25,000
30-39	40,000
40-49	50,000
50-59	100,000
60-75	120,000

However, if the face amount is above the minimum face amount required for an initial payment (see “Selecting the Initial Face Amount” below), we will also take “the net amount at risk” into account in determining the method of underwriting. The net amount at risk is the death benefit minus the cash surrender value, adjusted for interest at 4%.

We assign insureds to underwriting classes in calculating mortality cost deductions. In assigning insureds to underwriting classes, we distinguish between those insureds underwritten on a simplified basis and those on a para-medical or medical basis. Under both the simplified and medical underwriting methods we may issue Contracts either in the standard or non-smoker underwriting class. We may also issue Contracts on insureds in a “substandard” underwriting class. Individuals in substandard classes have health or lifestyle factors less favorable than the average person. For a discussion of the effect of underwriting classification on mortality cost deductions, see “Mortality Cost”.

For joint insureds, see “Joint Insureds”.

Initial Payment

Minimum. To purchase a Contract, you must complete an application and make a payment. We require the payment to put the Contract into effect. The minimum single payment for a Contract is the lesser of (a) $5,000 for an insured under age 20 and $10,000 for an insured age 20 and over, or (b) the payment required to purchase a face amount of at least $100,000 (but that payment may not be less than $2,000). We won’t, however, accept an initial payment for a specified face amount that will provide a guarantee period of less than one year. You may make additional payments. (See “Making Additional Payments”.)

Coverage. Insurance coverage generally begins on the contract date. This is usually the next business day following receipt of the initial payment at our Service Center. Prior to the contract date, we may provide temporary life insurance coverage under a temporary insurance agreement. Under our underwriting rules, in most states, temporary life insurance coverage may not exceed $250,000 and may not last more than 60 days.

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Backdating. As provided for under state insurance law, you may backdate the Contract to preserve the insured’s age. However, you can’t backdate more than six months before the date the application was completed. We deduct cost of insurance charges for the backdated period on the first processing date after the contract date.

For joint insureds, see “Joint Insureds”.

Selecting the Initial Face Amount. Your initial payment determines the face amount. For a given initial payment you may choose your initial face amount, within limits. The minimum face amount is the amount which will provide a guarantee period for the insured’s entire life. If the face amount you choose exceeds the minimum, the guarantee period will be shorter.

Initial Guarantee Period. We determine the initial guarantee period for a Contract based on the initial payment and face amount. The guarantee period is the period of time we guarantee that the Contract will remain in force regardless of investment experience unless loan debt exceeds certain contract values. We base the guarantee period on the guaranteed maximum cost of insurance rates in the Contract, the deferred contract load and a 4% annual interest assumption. This means that for a given initial payment and face amount different insureds will have different guarantee periods depending on their age, sex and underwriting class. For example, an older insured will have a shorter guarantee period than a younger insured of the same sex and in the same underwriting class.

Right to Cancel (“Free Look” Period)

You may cancel your Contract during the “free look” period by returning it for a refund. The “free look” period ends 10 days after you receive the Contract. To cancel the Contract during the “free look” period, you must mail or deliver the Contract to our Service Center or to the Financial Advisor who sold it. We will refund your payment without interest. We may require you to wait six months before applying for another contract.

Making Additional Payments

You may make additional payments under a periodic plan. You may also make unplanned payments.

Payments Under a Periodic Plan. Planned periodic payments are subject to our rules. Failure to pay planned payments will not necessarily cause a Contract to lapse. Conversely, unless the guarantee period is in effect, paying all planned payments on a timely basis will not necessarily prevent a Contract from lapsing. After the end of the guarantee period, we may cancel a Contract if the net cash surrender value on a processing date is negative. (See “Guarantee Period”.)

You may elect the amount, duration and frequency of the planned payments, but the minimum planned payment (including the initial payment) is $2,000 per contract year and the amounts elected must be level. In any one year the maximum amount of the planned payments elected cannot exceed the initial payment. Currently, the duration of a plan cannot exceed five years.

Under a periodic payment plan, as long as the initial payment plus the planned payments elected will total $10,000 or more during the first five contract years, the minimum initial payment is $2,000.

You may elect a periodic plan in the application. The amount and duration of the payments elected, as well as other factors, such as the face amount specified and the insured’s age and sex, will affect whether we will underwrite on a simplified or medical basis. Once we approve the plan, any planned payment may be made without any additional evidence of insurability unless it increases the face amount.

You may elect a periodic plan later than the time of the application. The amount and duration of the payments elected, as well as other factors such as the current death benefit and the insured’s age and sex, will affect whether we will require additional evidence of insurability. Currently, we won’t allow the later election of a plan where additional evidence of insurability would put the insured in a different underwriting class with different guaranteed or higher current cost of insurance rates.

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You may elect to make planned payments beginning on the first Contract anniversary on an annual, semiannual or quarterly basis. You may also make payments on a monthly basis if you authorize us to deduct the payment from your checking account (pre-authorized checking) or to withdraw the payment from your CMA account. We reserve the right to change the procedures or discontinue your ability to make planned payments. If you have the CMA Insurance Service, planned payments under any of the above frequencies may be withdrawn automatically from your CMA account and transferred to your Contract. The withdrawals will continue under the plan specified until we are notified otherwise. For planned payments not made under pre-authorized checking or withdrawn from a CMA account, we will send you reminder notices.

You may change the frequency, duration and the amount of planned payments by sending a written request to our Service Center. You may request one change in the amount, one change in the duration and one change in the frequency of payments each contract year. We may require satisfactory evidence of insurability before you increase the duration or the amount of planned payments.

Payments Not Under a Periodic Plan. After the end of the “free look” period, you may make additional payments not under a periodic payment plan provided the attained age of the insured is not over 80. You may make additional payments up to four times each contract year. You need to use an Application for Additional Payment. The minimum payment is $200. You may make these unplanned payments whether or not you’re making planned payments.

We may require satisfactory evidence of insurability before we accept a payment:

1.	if the payment immediately increases the net amount at risk under the Contract, or

2.	if you are already making planned payments, or

3.	if the guarantee period at the time of the payment is one year or less.

Currently, we won’t accept an additional payment which is not under a periodic plan where the evidence of insurability would put the insured in a different underwriting class with different guaranteed or higher current cost of insurance rates.

If an additional payment requires evidence of insurability, we will invest that payment in the division investing in the Money Reserve Portfolio on the business day after we receive it. Once we complete the underwriting and accept the payment, we will credit the payment to your Contract and allocate the payment either according to your instructions or, if you don’t give us instructions, proportionately to the investment base in the Contract’s investment divisions.

Effect of Additional Payments. Currently, we will generally accept any additional payment not requiring evidence of insurability the day we receive it. On the date we accept an additional payment we will:

•	increase the Contract’s investment base by the amount of the payment;

•	increase the deferred contract load (see “Deferred Contract Load”);

•	reflect the payment in the calculation of the variable insurance amount (see “Variable Insurance Amount”); and

•	increase the fixed base by the amount of the payment less the deferred contract load applicable to the payment.

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If an additional payment requires evidence of insurability, once we complete underwriting and accept the payment, we will reflect the additional payment in contract values as described above.

As of the processing date on or next following the day we receive and accept an additional payment, we will increase either the guarantee period or face amount or both. If the guarantee period before acceptance of an additional payment is less than for life, we will first use payments to extend the guarantee period. Any amount greater than that required to extend the guarantee period to the insured’s lifetime or any subsequent additional payment will be used to increase the Contract’s face amount.

The Examples below show the effect of additional payments.

If the guarantee period is for the insured’s entire life at the time we receive and accept an additional payment, as of the processing date on or next following the date of the additional payment, we will increase the face amount to the amount that the Contract’s fixed base, as of such processing date, would support for the life of the insured.

Under these circumstances the amount of the increase in face amount will depend on the amount of the additional payment and the contract year in which we receive and accept it. If you make additional payments of different amounts at the same time to equivalent Contracts, the Contract to which the larger payment is applied would have a proportionately larger increase in face amount. And if you make additional payments of the same amounts in earlier and later years, those made in the later years would result in smaller increases to the face amount.

Example 1 shows the effect on face amount of a $2,000 additional payment received and accepted at the beginning of contract year two. Example 2 shows the effect of a $4,000 additional payment received and accepted at the beginning of contract year two. Example 3 shows the effect of a $2,000 additional payment received and accepted at the beginning of contract year five. All three examples assume that the guarantee period at the time of the additional payment is for life and assume no other contract transactions have been made.

Male Issue Age: 55

Initial Payment: $30,000 Face Amount: $58,438

Example 1
Contract Year	Additional Payment	Change in Face Amount	New Face Amount
2	$2,000	$3,790	$62,228

Example 2
Contract Year	Additional Payment	Change in Face Amount	New Face Amount
2	$4,000	$7,580	$66,018

Example 3
Contract Year	Additional Payment	Change in Face Amount	New Face Amount
5	$2,000	$3,499	$61,937

Unless you specify otherwise, if there is any loan debt, we will apply any unplanned payment made first as a loan repayment with any excess applied as an additional payment. (See “Loans”.)

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For joint insureds, see “Joint Insureds”.

Changing the Face Amount

After the first contract year, if the insured is in a standard or non-smoker underwriting class, you may request a change in the face amount of your Contract without making an additional payment or taking a partial withdrawal, subject to the rules and conditions discussed below. We won’t permit a change in face amount if the insured’s attained age is over 80. The minimum change in face amount is $10,000, and only one change may be made each contract year. A change in face amount may affect the mortality cost deduction. (See “Mortality Cost”.) Changing your Contract’s face amount may have tax consequences and you should consult a tax adviser before doing so.

The effective date of the change will be the next processing date following the receipt and acceptance of a written request, provided our Service Center receives it at least seven days before the processing date.

Increasing the Face Amount. To increase the face amount of a Contract, we may require satisfactory evidence of insurability. When the face amount is increased, the guarantee period is decreased. The maximum increase in face amount is the amount that provides the minimum guarantee period for which we would issue a Contract at the time of the request based on the insured’s attained age. Currently, we won’t permit an increase in face amount where evidence of insurability, if required, would put the insured in a different underwriting class with different guaranteed or higher current cost of insurance rates.

Decreasing the Face Amount. When you decrease the face amount of a Contract, we increase the guarantee period. The maximum decrease in face amount is that decrease which would provide the minimum face amount for which we would issue a Contract at the time of the request based on the insured’s attained age, sex and underwriting class. We won’t permit a decrease in face amount below the amount required to keep the Contract qualified as life insurance under federal income tax laws. (See “Tax Considerations”.)

Determining the New Guarantee Period. As of the effective date of any change in face amount, we use the fixed base on that date and, based on the attained age and sex of the insured and the new face amount, we redetermine the guarantee period. We use a 4% annual interest assumption and the guaranteed maximum cost of insurance rates in these calculations.

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The Examples below show the effect of changing the face amount. Examples 1 and 2 show the effect on the guarantee period of an increase in face amount of $10,000 and $20,000 made at the beginning of contract year five. Example 3 shows the effect on the guarantee period of an increase in face amount of $10,000 made in contract year eight. All three examples assume that the guarantee period at the time of the requested increase in face amount is for life and assume no other Contract transactions have been made.

Male Issue Age: 55

Initial Payment: $30,000 Face Amount: $58,438

Example 1
Contract Year	Increase in Face Amount	Decrease in Guarantee Period
5	$10,000	16.00 years

Example 2
Contract Year	Increase in Face Amount	Decrease in Guarantee Period
5	$20,000	19.75 years

Example 3
Contract Year	Increase in Face Amount	Decrease in Guarantee Period
8	$10,000	15.50 years

For joint insureds, see “Joint Insureds”.

Investment Base

A Contract’s investment base is the sum of the amounts invested in each of the investment divisions. On the contract date, the investment base equals the initial payment. We adjust the investment base daily to reflect the investment performance of the investment divisions you’ve selected. (See “Net Rate of Return for an Investment Division”.) The investment performance reflects the deduction of Separate Account charges. (See “Charges to the Separate Account”.)

Deductions for deferred contract load, mortality cost and net loan cost, and partial withdrawals and loans, decrease the investment base. (See “Charges Deducted from the Investment Base”, “Partial Withdrawals”, and “Loans”.) Loan repayments and additional payments increase it. You may elect from which investment divisions loans and partial withdrawals are taken and to which investment divisions repayments and additional payments are added. If you don’t make an election, we will allocate increases and decreases proportionately to your investment base in the investment divisions selected. (For special rules on allocation of additional payments which require evidence of insurability, see “Payments Not Under a Periodic Plan”.)

Initial Investment Allocation and Preallocation. During the first 14 days following the in force date, the initial payment will remain in the division investing in the Money Reserve Portfolio. Afterward, we’ll reallocate the investment base to the investment divisions you’ve selected. You may invest in up to five of the investment divisions.

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Changing the Allocation. Currently, you may change investment allocations as often as you wish. However, we may limit the number of changes permitted but not to less than five each contract year. We’ll notify you if we impose any limitations. To change your investment base allocation, call or write our Service Center. (See “Some Administrative Procedures”.) A dollar cost averaging feature is also available. (See “Dollar Cost Averaging”.)

Zero Trust Allocations. If your investment base is in any of the Zero Trusts, we’ll notify you 30 days before that Trust matures. You need to tell us in writing at least seven days before the maturity date how to reinvest the proceeds. If you don’t tell us, we’ll move the proceeds to the investment division investing in the Money Reserve Portfolio. When we receive a request for allocation, units of a specific Zero Trust may no longer be available. Should this occur, we’ll attempt to notify you immediately so that you can change the request.

Allocation to the Division Investing in the Natural Resources Portfolio. We reserve the right to suspend the sale of units of the investment division investing in the Natural Resources Portfolio in response to conditions in the securities markets or otherwise.

Charges

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Contract. For example, the deferred contract load may not fully cover all of the sales and distribution expenses we actually incur. We may use proceeds from other charges, including the mortality and expense risk charge and cost of insurance, in part to cover such expenses.

We deduct certain charges pro-rata from the investment base on processing dates. (See “Charges Deducted from the Investment Base”.) We also deduct certain charges daily from the investment results of each investment division in the Separate Account in determining its net rate of return. (See “Charges to the Separate Account”.) The portfolios in the Funds also pay monthly advisory fees and other expenses. (See “Fees and Charges”.)

Charges Deducted from the Investment Base

Deferred Contract Load. We assess a deferred contract load charge of 9% of each payment. This charge consists of a sales load, a charge for federal taxes and a premium tax charge.

The sales load is equal to 5% of each payment. We may reduce the sales load if cumulative payments are sufficiently high to reach certain breakpoints (2% of payments in excess of $1.5 million and 0% of payments in excess of $4 million) and in certain group or sponsored arrangements.

The charge for federal taxes is equal to 2% of each payment.

The state and local premium tax charge is equal to 2% of each payment.

Although chargeable to each payment, we advance the amount of the deferred contract load to the investment divisions as part of your investment base. We then take back these funds in equal installments of .90% on the ten contract anniversaries following the date we receive and accept a payment. However, in determining the amount payable on surrender of the Contract, we subtract from the investment base the balance of the deferred contract load chargeable to any payment made that we have not yet deducted.

For joint insureds, see “Joint Insureds”.

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Mortality Cost (Cost of Insurance). We deduct a mortality cost from the investment base on each processing date after the contract date. This charge compensates us for the cost of providing life insurance coverage on the insured. It is based on the insured’s underwriting class, sex and attained age, and the Contract’s net amount at risk.

To determine the mortality cost, we multiply the current cost of insurance rate by the Contract’s net amount at risk. The net amount at risk is the difference, as of the previous processing date, between the death benefit and the cash surrender value adjusted for interest at 4% per year.

Current cost of insurance rates may be equal to or less than the guaranteed cost of insurance rates. For all insureds, current cost of insurance rates distinguish between insureds in the simplified underwriting class and medical underwriting class. For insureds age 20 and over, current cost of insurance rates also distinguish between insureds in a smoker (standard) underwriting class and insureds in a non-smoker underwriting class. For Contracts issued on insureds under the same underwriting method, current cost of insurance rates are lower for non-smokers than for smokers. Also, current cost of insurance rates are lower for an insured in a medical underwriting class than for a similarly situated insured in a simplified underwriting class. The simplified current cost of insurance rates are higher because we perform less underwriting and therefore we incur more risk.

We guarantee that the current cost of insurance rates will never exceed the maximum guaranteed rates shown in the Contract. The maximum guaranteed rates for Contracts (except those issued on a substandard basis) do not exceed the rates based on the 1980 Commissioners Standard Ordinary Mortality Table (1980 CSO Table). We may use rates that are equal to or less than these rates, but never greater. The maximum rates for Contracts issued on a substandard basis are based on a multiple of the 1980 CSO Table. Any change in the cost of insurance rates will apply to all insureds of the same age, sex and underwriting class whose Contracts have been in force for the same length of time.

During the period between processing dates, the net cash surrender value takes the mortality cost into account on a pro-rated basis. Thus, we deduct a pro-rata portion of the mortality cost in determining the amount payable on surrender of the Contract if the date of surrender is not a processing date.

For joint insureds, see “Joint Insureds”.

Maximum Mortality Cost. During the guarantee period, we limit the deduction for mortality cost if investment results are unfavorable. We do this by substituting the fixed base for the cash surrender value in determining the net amount at risk and multiplying this amount by the guaranteed cost of insurance rate. We will deduct this alternate amount from the investment base when it is less than the mortality cost that would normally have been deducted.

Net Loan Cost. The net loan cost is explained under “Loans”.

Charges to the Separate Account

Mortality and Expense Risk Charge. Each day we deduct mortality and expense risk charge from each division of the Separate Account. The total amount of this charge is .90% annually at the beginning of the year. Of this amount, .75% is for

•	the risk we assume that insureds as a group will live for a shorter time than actuarial tables predict. As a result, we would be paying more in death benefits than planned; and

•	the risk we assume that it will cost us more to issue and administer the Contracts than expected.

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The remaining amount, .15%, is for

•	the risks we assume for potentially unfavorable investment results. One risk is that the Contract’s cash surrender value cannot cover the charges due during the guarantee period. The other risk is that we may have to limit the deduction for mortality cost (see “Maximum Mortality Cost” above).

If the mortality and expense risk charge is not enough to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and we may use it to finance distribution expenses. We cannot increase the total charge.

Charges to Divisions Investing in the Zero Trusts. We assess a daily trust charge against the assets of each division investing in the Zero Trusts. This charge reimburses us for the transaction charge paid to MLPF&S when units are sold to the Separate Account. The trust charge is currently equivalent to .34% annually at the beginning of the year. We may increase it, but it won’t exceed .50% annually at the beginning of the year. The charge is based on cost with no expected profit.

Tax Charges. We have the right under the Contract to impose a charge against Separate Account assets for its taxes, if any. We don’t currently impose such a charge, but we may in the future. Also, see above for a discussion of tax charges included in deferred contract load.

Fund Expenses

In calculating its net asset value, each of the Funds deducts advisory fees and operating expenses from its assets. (See “Fees and Charges”.) Information about those fees and expenses also can be found in the prospectus and Statement of Additional Information for each Fund.

Guarantee Period

Subject to certain conditions, we guarantee that regardless of investment performance the Contract will stay in effect for the guarantee period. The guarantee period will be affected by a requested change in the face amount and may also be affected by additional payments. A partial withdrawal may affect the guarantee period in certain circumstances. We won’t cancel the Contract during the guarantee period unless loan debt exceeds certain contract values. We hold a reserve in our general account to support this guarantee.

When the Guarantee Period is Less Than for Life. After the end of the guarantee period, we will cancel the Contract if the cash surrender value on a processing date is negative. We will consider this negative cash surrender value an overdue charge. (See “Charges Deducted from the Investment Base”.)

We will notify you before canceling the Contract. You will then have 61 days to pay these overdue charges. If we haven’t received the required payment by the end of this grace period, we’ll cancel the Contract.

If we cancel a Contract, it may be reinstated while the insured is still living if:

•	You request the reinstatement within three years after the end of the grace period;

•	We receive satisfactory evidence of insurability; and

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•	You pay the reinstatement payment. The reinstatement payment is the minimum payment for which we would then issue a Contract for the minimum guarantee period with the same face amount as the original Contract, based on the insured’s attained age and underwriting class as of the effective date of the reinstated Contract.

The effective date of a reinstated contract is the processing date on or next following the date the reinstatement application is approved. Thus, if the insured dies before the effective date of the reinstated Contract, we won’t pay a death benefit.

For joint insureds, see “Joint Insureds”.

Net Cash Surrender Value

Because investment results vary daily, we don’t guarantee any minimum net cash surrender value. On a processing date the net cash surrender value equals:

•	the Contract’s investment base on that date;

•	minus the balance of the 9% deferred contract load which has not yet been deducted from the investment base (see “Deferred Contract Loading”).

If the date of calculation is not a processing date, we also subtract a pro-rata portion of the mortality cost which would otherwise be deducted on the next processing date. If the date of calculation is not a contract anniversary and there is loan debt, we also subtract a pro-rata portion of the net loan cost, which would otherwise be deducted on the next contract anniversary.

Canceling to Receive Net Cash Surrender Value. A contract owner may cancel the Contract at any time while the insured is living and receive the net cash surrender value in a lump sum or under an income plan. You must make the request in writing in a form satisfactory to us. All rights to death benefits will end on the date you send the written request to us. Canceling the Contract may have tax consequences. (See “Tax Considerations”.)

For joint insureds, see “Joint Insureds”.

Partial Withdrawals

Beginning in the second Contract year, you may make partial withdrawals up to the withdrawal value by submitting a request in a form satisfactory to us. The withdrawal value is determined by adding all prior withdrawals to the current net cash surrender value, multiplying the result by 80%, and subtracting from the result all prior withdrawals.

The amount of any partial withdrawal may not exceed the loan value less any loan debt.

The effective date of the withdrawal is the valuation date our Service Center receives a withdrawal request. You may make one partial withdrawal each contract year.

The minimum amount for each partial withdrawal is $500. A partial withdrawal may not be repaid.

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Effect on Investment Base, Fixed Base, and Variable Insurance Amount. As of the effective date of the withdrawal, we reduce the investment base and fixed base by the amount of the partial withdrawal. Unless you tell us differently, we allocate this reduction proportionately to the investment base in your investment divisions. In addition, we reduce the variable insurance amount by the amount of the withdrawal multiplied by the net single premium factor. This means the reduction in the variable insurance amount will always be greater than the amount of the withdrawal.

Effect on Guaranteed Benefits. As of the processing date on or next following a partial withdrawal, we reduce the Contract’s face amount. We do this by taking the fixed base as of that processing date and determining what face amount that fixed base would support for the Contract’s guarantee period. If this produces a face amount below the minimum face amount for the Contract, we will reduce the face amount to that minimum, and then reduce the guarantee period, based on the reduced face amount, the fixed base and the insured’s sex, attained age and underwriting class. The minimum face amount for a Contract is the greater of the minimum face amount for which we would then issue the Contract, based on the insured’s sex, attained age, and underwriting class, and the minimum amount required to keep the Contract qualified as life insurance under applicable tax law.

The examples below show the effect of partial withdrawals. The amount of the reduction in the face amount will depend on the amount of the partial withdrawal, the guarantee period at the time of the withdrawal and the contract year in which the withdrawal is made. If made at the same time to equivalent Contracts, a larger withdrawal would result in a greater reduction in the face amount than a smaller withdrawal. The same partial withdrawal made at the same time from Contracts with the same face amounts but with different guarantee periods would result in a greater reduction in the face amount for the Contract with the longer guarantee period. A partial withdrawal made in a later contract year would result in a smaller decrease in the face amount than if the same amount was withdrawn in an earlier year.

Examples 1 and 2 show the effect on the face amount of partial withdrawals for $500 and $1,000 taken at the beginning of contract year three. Example 3 shows the effect on the face amount of a $500 partial withdrawal taken at the beginning of contract year eight. All three examples assume that the guarantee period was for the lifetime of the insured before the partial withdrawal and assume no other contract transactions have been made.

Male Issue Age: 55

Initial Payment: $30,000 Face Amount: $58,438

Example 1
Contract Year	Partial Withdrawal	Face Amount
3	$500	$57,425

Example 2
Contract Year	Partial Withdrawal	Face Amount
3	$1,000	$56,411

Example 3
Contract Year	Partial Withdrawal	Face Amount
8	$500	$57,547

Partial withdrawals are treated as distributions under the Contract for federal tax purposes and may be subject to a 10% penalty tax. (See “Tax Considerations”.)

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Loans

You may use the Contract as collateral to borrow funds from us. The minimum loan is $200 unless you are borrowing to make a payment on another of our variable life insurance contracts. In that case, you may borrow the exact amount required even if it’s less than $200. You may repay all or part of the loan debt any time during the insured’s lifetime. Each repayment must be for at least $200 or the amount of the loan debt, if less.

Loans taken from modified endowment contracts are generally treated as distributions under the Contract for federal tax purposes and may be subject to a 10% penalty tax. (See “Tax Considerations”.)

When you take a loan, we transfer from your investment base the amount of the loan and hold it as collateral in our general account. When a loan repayment is made, we transfer the amount of the repayment from the general account to the investment divisions. You may select the divisions you want to borrow from, and the divisions you want to repay (including interest payments). If you don’t specify, we’ll take the borrowed amounts proportionately from and make repayments proportionately to your investment base as then allocated to the investment divisions.

If you have the CMA Insurance Service, you can transfer loans and loan repayments to and from your CMA account.

Effect on Death Benefit and Cash Surrender Value. Whether or not you repay a loan, taking a loan will have a permanent effect on a Contract’s cash surrender value and may have a permanent effect on its death benefit. This is because the collateral for a loan does not participate in the performance of the investment divisions while the loan is outstanding. If the amount credited to the collateral is more than what is earned in the investment divisions, the cash surrender value will be higher as a result of the loan, as may be the death benefit. Conversely, if the amount credited is less, the cash surrender value will be lower, as may be the death benefit. In that case, the lower cash surrender value may cause the Contract to lapse sooner than if no loan had been taken.

Loan Value. The loan value of a Contract equals 90% of its cash surrender value. The sum of all outstanding loan amounts plus accrued interest is called loan debt. The maximum amount that can be borrowed at any time is the difference between the loan value and the loan debt. The cash surrender value is the net cash surrender value plus any loan debt.

Interest. While loan debt remains unpaid, we charge interest of 5% annually, subject to state regulation. Interest accrues each day and payments are due at the end of each contract year. If you don’t pay the interest when due, it is treated as a new loan and we add it to the unpaid loan amount. Loan debt is considered part of cash surrender value used to calculate gain. Since this is generally a modified endowment contract, the unpaid interest added to the unpaid loan amount is treated as a distribution and taxed accordingly.

The amount held in our general account as collateral for a loan earns interest at a minimum rate of 4% annually.

Net Loan Cost. In addition to the loan interest we charge, on each contract anniversary we reduce the investment base by the net loan cost (the difference between the interest charged and the earnings on the amount held as collateral in the general account) and add that amount to the amount held in the general account as collateral for the loan. Since the interest charged is 5% and the collateral earnings on such amounts are 4%, the current net loan cost on loaned amounts is 1%. The net cash surrender value takes this charge into account on a pro-rated basis. We take the net loan cost into account in determining the net cash surrender value of the Contract if the date of surrender is not a contract anniversary.

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Cancellation Due to Excess Loan Debt. If the loan debt exceeds the larger of the cash surrender value and the fixed base on a processing date, including a processing date during the guarantee period, we will cancel the Contract 61 days after we mail a notice of intent to terminate the Contract to you unless we have received at least the minimum repayment amount specified in the notice.

Death Benefit Proceeds

We will pay the death benefit proceeds to the beneficiary when we receive all information needed to process the payment, including due proof of the insured’s death. When we first receive reliable notification of the insured’s death by a representative of the owner or the insured, we may transfer the investment base to the division investing in the Money Reserve Portfolio, pending payment of death benefit proceeds.

Amount of Death Benefit Proceeds. The death benefit proceeds are the larger of the face amount and the variable insurance amount, less any loan debt.

The values used in calculating the death benefit proceeds are as of the date of death. If the insured dies during the grace period, the death benefit proceeds equal the death benefit proceeds in effect immediately before the grace period minus any overdue charges. (See “When the Guarantee Period is Less Than for Life”.)

Variable Insurance Amount. We determine the variable insurance amount daily by multiplying the cash surrender value by the net single premium factor.

Net Single Premium Factor

We use the net single premium factor to determine the amount of death benefit purchased by $1.00 of cash surrender value. It is based on the insured’s sex, attained age, and underwriting class on the date of calculation. It decreases daily as the insured’s age increases. As a result, the variable insurance amount as a multiple of the cash surrender value will decrease over time. Also, net single premium factors may be higher for a woman than for a man of the same age. Your Contract contains a table of net single premium factors as of each anniversary.

Table of Illustrative Net Single Premium Factors

on Anniversaries

Standard Underwriting Class

Attained Age	Male	Female
5	10.26609	12.37715
15	7.41160	8.96255
25	5.50386	6.47763
35	3.97199	4.64820
45	2.87751	3.36402
55	2.14059	2.48932
65	1.65787	1.87555
75	1.35396	1.45951
85	1.18028	1.21264

For joint insureds, see “Joint Insureds”.

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Payment of Death Benefit Proceeds

We will generally pay the death benefit proceeds to the beneficiary within seven days after our Service Center receives all the information needed to process the payment. We may delay payment, however, if we are contesting the Contract or under the circumstances described in “Using the Contract” and “Other Contract Provisions”.

We will add interest from the date of the insured’s death to the date of payment at an annual rate of at least 4%. The beneficiary may elect to receive the proceeds either in a single payment or under one or more income plans described below.

For joint insureds, see “Joint Insureds”.

Dollar Cost Averaging

What Is It? The Contract offers an optional transfer feature called Dollar Cost Averaging (“DCA”). This feature allows you to make automatic monthly transfers from the Money Reserve investment division to up to four other investment divisions depending on your current allocation of investment base. The DCA program will terminate and no transfers will be made if transfers under DCA would cause you to be invested in more than 5 divisions.

The DCA feature is intended to reduce the effect of short-term price fluctuations on investment cost. Since the same dollar amount is transferred to selected divisions each month, more units of a division are purchased when their value is low and fewer units are purchased when their value is high. Therefore, over the long term a DCA program may let you buy units at a lower average cost. However, a DCA program does not assure a profit or protect against a loss in declining markets.

Once available, you can choose the DCA feature any time. Once you start using it, you must continue it for at least three months. You can select a duration in months for the DCA program. If you do not choose a duration we will make reallocations at monthly intervals until the balance in the Money Reserve investment division is zero. While the DCA program is in place any amount in the Money Reserve investment division is available for transfer.

Minimum Amounts. To elect DCA, you need to have a minimum amount in the Money Reserve investment division. We determine the amount required by multiplying the specified length of your DCA program in months by your specified monthly transfer amount. If you do not select a duration we determine the minimum amount required by multiplying your monthly transfer amount by 3 months. You must specify at least $100 for transfer each month. Allocations may be made in specific whole dollar amounts or in percentage increments of 1%. We reserve the right to change these minimums.

Should the amount in your Money Reserve investment division be less than the selected monthly transfer amount, we’ll notify you that you need to put more money in the Money Reserve investment division to continue DCA. If you do not specify a duration or the specified duration has not been reached and the amount in the Money Reserve investment division is less than the monthly transfer amount, the entire amount will be transferred. Transfers are made based on your selected DCA percentage allocations or are made pro-rata based on your specified DCA transfer amounts.

When Do We Make DCA Transfers? We’ll make the first DCA transfer on the first monthiversary date after the later of the date our Service Center receives your election or fourteen days after the in force date. We’ll make additional DCA transfers on each subsequent monthiversary. We don’t charge for DCA transfers. These transfers are in addition to reallocations permitted under the Contract.

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Right to Exchange the Contract

At any time you may exchange your Contract for a contract with benefits that do not vary with the investment results of a separate account. Your request must be in writing. Also, you must return the original Contract to our Service Center.

The new contract will have the same owner, insured, and beneficiary as those of the original Contract on the date of the exchange. It will also have the same issue age, issue date, face amount, cash surrender value, benefit riders and underwriting class as the original Contract on the date of the exchange. Any loan debt will be carried over to the new contract.

We won’t require evidence of insurability to exchange for a new “fixed” contract.

For joint insureds, see “Joint Insureds”.

Income Plans

We offer several income plans to provide for payment of the death benefit proceeds to the beneficiary. Payments under these plans do not depend on the investment results of a separate account. You may choose one or more income plans at any time during the insured’s lifetime. If you haven’t selected a plan when the insured dies, the beneficiary has one year to apply the death benefit proceeds either paid or payable to one or more of the plans. In addition, if you cancel the Contract for its net cash surrender value, you may also choose one or more income plans for payment of the proceeds.

We need to approve any plan where any income payment would be less than $100.

For joint insureds, see “Joint Insureds”.

Income plans include:

•	Annuity Plan. An amount can be used to purchase a single premium immediate annuity.

•	Interest Payment. You can leave amounts with us to earn interest at an annual rate of at least 3%. Interest payments can be made annually, semi-annually, quarterly or monthly.

•	Income for a Fixed Period. We make payments in equal installments for up to a fixed number of years.

•	Income for Life. We make payments in equal monthly installments until the death of a named person or the end of a designated period, whichever is later. The designated period may be for 10 or 20 years. Other designated periods and payment schedules may be available on request.

•	Income of a Fixed Amount. We make payments in equal installments until proceeds applied under this option and interest on the unpaid balance at not less than 3% per year are exhausted.

•	Joint Life Income. We make payments in monthly installments as long as at least one of two named persons is living. Other payment schedules may be available on request. While both are living, full payments are made. If one dies, payments of at least two-thirds of the full amount are made. Payments end completely when both named persons die.

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Under the Income For Life and Joint Life Income options, our contractual obligation may be satisfied with only one payment if afterward the named person or persons dies. In addition, once in effect, some of the income plans may not provide any surrender rights.

Reports to Contract Owners

After the end of each processing period, we will send you a statement showing the allocation of your investment base, death benefit, cash surrender value, any loan debt and, if there has been a change, new face amount and guarantee period. All figures will be as of the end of the immediately preceding processing period. The statement will show the amounts deducted from or added to the investment base during the processing period. The statement will also include any other information that may be currently required by your state.

You will receive confirmation of all financial transactions. These confirmations will show the price per unit of each of your investment divisions, the number of units you have in the investment division and the value of the investment division computed by multiplying the quantity of units by the price per unit. (See “Net Rate of Return for an Investment Division”.)

We will also send you an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds, as required by the Investment Company Act of 1940.

MORE ABOUT THE CONTRACT

Using the Contract

Ownership. The contract owner is the insured, unless someone other than the insured has been named as the owner in the application. The contract owner has all rights and options described in the Contract.

If you are not the insured, you may want to name a contingent owner. If you die before the insured, the contingent owner will own your interest in the contract and have all your rights. If you don’t name a contingent owner and you die before the insured, your estate will then own your interest in the Contract.

If there is more than one contract owner, we will treat the owners as joint tenants with rights of survivorship unless the ownership designation provides otherwise. We may require completion of additional forms. The owners must exercise their rights and options jointly, except that any one of the owners may reallocate the Contract’s investment base by phone if the owner provides the personal identification number as well as the Contract number. One contract owner must be designated, in writing, to receive all notices, correspondence and tax reporting to which contract owners are entitled under the Contract.

Changing the Owner. During the insured’s lifetime, you have the right to transfer ownership of the Contract. However, if you’ve named an irrevocable beneficiary, that person will need to consent. The new owner will have all rights and options described in the Contract. The change will be effective as of the date the notice is signed, but will not affect any payment we’ve made or action we’ve taken before our Service Center receives the notice of the change. Changing the owner may have tax consequences. (See “Tax Considerations”.)

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Assigning the Contract as Collateral. You may assign the Contract as collateral security for a loan or other obligation. This does not change the ownership. However, your rights and any beneficiary’s rights are subject to the terms of the assignment. You must give satisfactory written notice at our Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

A collateral assignment will generally be treated as a taxable distribution and may be subject to a 10% penalty tax.

Naming Beneficiaries. We will pay the primary beneficiary the death benefit proceeds of the Contract on the insured’s death. If the primary beneficiary has died before the insured, we will pay the contingent beneficiary. If no contingent beneficiary is living, we will pay the insured’s estate.

You may name more than one person as primary or contingent beneficiaries. We will pay proceeds in equal shares to the surviving beneficiaries unless the beneficiary designation provides differently.

You have the right to change beneficiaries during the insured’s lifetime. However, if your primary beneficiary designation is irrevocable, the primary beneficiary must consent when certain contract rights and options are exercised. If you change the beneficiary, the change will take effect as of the date the notice is signed, but will not affect any payment we’ve made or action we’ve taken before our Service Center receives the notice of the change.

Changing the Insured. Subject to certain requirements, you may request a change of insured once each contract year. We must receive a written request signed by you and the proposed new insured. Neither the original nor the new insured can have attained ages as of the effective date of the change of less than 21 or more than 75. The new insured must have been alive at the time the Contract was issued. We will also require evidence of insurability for the proposed new insured. The proposed new insured must qualify for a standard or better underwriting classification. Outstanding loan debt must first be repaid and the Contract cannot be under a collateral assignment. If we approve the request for change, insurance coverage on the new insured will take effect on the processing date on or next following the date of approval, provided the new insured is still living at that time and the Contract is still in force at that time.

We will change the Contract as follows on the effective date:

•	the issue age will be the new insured’s issue age (the new insured’s age as of the birthday nearest the contract date);

•	the guaranteed maximum cost of insurance rates will be those in effect on the contract date for the new insured’s issue age, sex and underwriting class;

•	we will deduct a charge for changing the insured from the Contract’s investment base on the effective date. This charge will also then be reflected in the Contract’s fixed base. The charge will equal $1.50 per $1,000 of face amount with a minimum charge of $200 and a maximum of $1,500. This charge may be reduced in certain group or sponsored arrangements;

•	the variable insurance amount will reflect the change of insured; and

•	the Contract’s issue date will be the effective date of the change.

We may also change the face amount or guarantee period on the effective date depending on the new insured’s age, sex and underwriting class. The new guarantee period cannot be less than the minimum guarantee period for which we would then issue a Contract based on the new insured’s attained age as of the effective date of the change.

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This option is not generally available for joint insureds.

Changing the insured will generally be treated as a taxable transaction. (See “Tax Considerations”.)

Maturity Proceeds. The maturity date is the contract anniversary nearest the insured’s 100th birthday. On the maturity date, we will pay you the net cash surrender value, provided the insured is still living at that time and the Contract is in effect at that time.

When We Make Payments. We generally pay death benefit proceeds, partial withdrawals, loans and net cash surrender value within seven days after our Service Center receives all the information needed to process the payment. However, we may delay payment if it isn’t practical for us to value or dispose of Zero Trust units or Fund shares because:

•	the New York Stock Exchange is closed, other than for a customary weekend or holiday; or

•	trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission; or

•	the Securities and Exchange Commission declares that an emergency exists such that it is not reasonably practical to dispose of securities held in the Separate Account or to determine the value of their assets.

For joint insureds, see “Joint Insureds”.

Some Administrative Procedures

We reserve the right to modify or eliminate the procedures described below. For administrative and tax purposes, we may from time to time require that specific forms be completed for certain transactions. These include reallocations, loans and partial withdrawals.

Personal Identification Number. We will send you a four-digit personal identification number (“PIN”) shortly after the Contract is placed in force and before the end of the “free look” period. You must give this number when you call the Service Center to get information about the Contract, to make a loan (if an authorization is on file), or to make other requests.

Reallocating the Investment Base. Contract owners can reallocate their investment base either in writing or by telephone. If you request the reallocation by telephone, you must give your PIN as well as your Contract number. We will give a confirmation number over the telephone and then follow up in writing.

Requesting a Loan. You may request a loan in writing or, if all required authorization forms are on file, by telephone. Once our Service Center receives the authorization, you can call the Service Center, give your Contract number, name and PIN, and tell us the loan amount and the divisions from which the loan should be taken.

Upon request, we will wire the funds to the account at the financial institution named on your authorization. We will generally wire the funds within two working days of receipt of the request. If you have the CMA Insurance Service, funds may be transferred directly to that CMA account.

Requesting Partial Withdrawals. Beginning in the second contract year, you may request partial withdrawals in writing or by telephone if all required telephone authorization forms are on file. Once our Service Center receives the authorization, you can call the Service Center, give your Contract number, name and PIN, and tell us how much to withdraw and from which investment divisions.

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Upon request, we will wire the funds to the account at the financial institution named on your authorization. We will usually wire the funds within two working days of receipt of the request. If you have the CMA Insurance Service, funds can be transferred directly to that CMA account.

Telephone Requests. A telephone request for a loan, partial withdrawal or a reallocation received before 4 p.m. (ET) will generally be processed the same day. A request received at or after 4 p.m. (ET) will be processed the following business day. We reserve the right to change procedures or discontinue the ability to make telephone transfers.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider’s, your Financial Advisor’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include, but are not limited to, possible recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We will not be liable for following telephone instructions that we reasonably believe to be genuine.

Other Contract Provisions

In Case of Errors in the Application. If an age or sex stated in the application is wrong, it could mean that the face amount or any other Contract benefit is wrong. We will pay the correct benefits for the true age or sex.

Incontestability. We will rely on statements made in the applications. We can contest the validity of a Contract if any material misstatements are made in the application. We can also contest the validity of any change in face amount requested if any material misstatements are made in any application required for that change. In addition, we can contest any amount of death benefit attributable to an additional payment if any material misstatements are made in the application required with the additional payment.

We won’t contest the validity of a Contract after it has been in effect during the insured’s lifetime for two years from the date of issue. We won’t contest any change in face amount after the change has been in effect during the insured’s lifetime for two years from the date of the change. Nor will we contest any amount of death benefit attributable to an additional payment after the death benefit has been in effect during the insured’s lifetime for two years from the date the payment was received and accepted.

Payment in Case of Suicide. If the insured commits suicide within two years from the Contract’s issue date, we will pay only a limited death benefit. The benefit will be equal to the amount of the payments made.

If the insured commits suicide within two years of the effective date of any increase in face amount requested, any amount of death benefit attributable to the increase in the face amount will be limited to the amount of mortality cost deductions made for the increase.

If the insured commits suicide within two years of any date an additional payment is received and accepted, any amount of death benefit attributable to the additional payment will be limited to the amount of the payment.

The death benefit will be reduced by any loan debt.

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Contract Changes—Applicable Federal Tax Law. To receive the tax treatment accorded to life insurance under federal income tax law, the Contract must qualify initially and continue to qualify as life insurance under the Internal Revenue Code or successor law. To maintain this qualification to the maximum extent of the law, we reserve the right to return any additional payments that would cause the Contract to fail to qualify as life insurance under applicable federal tax law as we may interpret it. Further, we reserve the right to make changes in the Contract or its riders or to make distributions from the Contract to the extent necessary to continue to qualify the Contract as life insurance. Any changes will apply uniformly to all Contracts that are affected and you will be given advance written notice of such changes.

For joint insureds, see “Joint Insureds”.

Group or Sponsored Arrangements

For certain group or sponsored arrangements, we may reduce the deferred load, cost of insurance rates and the minimum payment, and may modify underwriting classifications and requirements.

Group arrangements include those in which a trustee or an employer, for example, purchases Contracts covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows us to sell Contracts to its employees on an individual basis.

Costs for sales, administration, and mortality generally vary with the size and stability of the group and the reasons the Contracts are purchased, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy Contracts or that have been in existence less than six months will not qualify for reduced charges.

We make any reductions according to rules in effect when an application for a Contract or additional payment is approved. We may change these rules from time to time. However, reductions in charges will not discriminate unfairly against any person.

Unisex Legal Considerations

In 1983 the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.

The Contracts offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Contract pays different benefits to men and women of the same age. Employers and employee organizations should check with their legal advisers before purchasing these Contracts.

Selling the Contracts

Role of Merrill Lynch, Pierce, Fenner & Smith, Incorporated. MLPF&S is the principal underwriter of the Contract. It was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. (“NASD”). The principal business address of MLPF&S is World Financial Center, 250 Vesey Street, New York, New York 10080. MLPF&S also acts as principal underwriter of other variable life insurance and variable annuity contracts we issue, as well as variable life insurance and variable annuity contracts issued by Merrill Lynch Life Insurance Company, an affiliate of ours. MLPF&S also acts as principal underwriter of certain mutual funds managed by Merrill Lynch Investment Managers, L.P., the investment adviser for the Series Fund and the Variable Series Funds.

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MLPF&S may arrange for sales of the Contract by other broker-dealers who are registered under the Securities Exchange Act of 1934 and are members of the NASD. Registered representatives of these other broker-dealers may be compensated on a different basis than MLPF&S Financial Advisors; however, commissions paid to registered representatives of these broker-dealers will not exceed those described below. Selling firms may retain a portion of commissions. We pay commissions through the registered broker-dealer, and may pay additional compensation to the broker-dealer and/or reimburse it for a portion of its expenses relating to sales of the Contract. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

Role of Merrill Lynch Life Agency, Inc. Contracts are sold by registered representatives of MLPF&S who are registered with the NASD. Registered representatives of MLPF&S are licensed as insurance agents in the states in which they do business and appointed through Merrill Lynch Life Agency, Inc. as insurance agents for us. We have entered into a distribution agreement with MLPF&S and companion sales agreements with Merrill Lynch Life Agency, Inc. through which the Contracts and other variable life insurance contracts issued through the Separate Account are sold and the registered representatives are compensated by Merrill Lynch Life Agency, Inc. and/or MLPF&S. The amounts paid under the distribution and sales agreements for the Separate Account for the years ended December 31, 2000, December 31, 1999, and December 31, 1998 were $214,235, $283,222, and $366,803 respectively.

Commissions. The maximum commission we will pay to Financial Advisors is 3.1% of each premium. Additional annual compensation of no more than 0.13% of the investment base may also be paid to your Financial Advisor. Financial Advisors may elect to receive a lower commission as a percent of each premium in exchange for higher compensation as a percent of the investment base. In such a case, the maximum additional annual compensation is 0.51% of the investment base.

The maximum commission we will pay to the applicable insurance agency to be used to pay commissions to Financial Advisors is 3.5% of each premium.

For sales of Contracts to Merrill Lynch employees Financial Advisors receive reduced commissions.

Registered representatives of MLPF&S are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that MLPF&S offers, such as conferences, trips, and awards. Other payments may be made for services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions paid and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the contract owner or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

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Tax Considerations

Introduction. The following summary discussion is based on our understanding of current Federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can’t guarantee that the law or the IRS’s interpretation won’t change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other tax advisers should be consulted for further information.

We haven’t considered any applicable federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.

Tax Status of the Contract. In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Contract must satisfy certain requirements which are set forth in the IRC. Although guidance as to how these requirements are to be applied is limited, we believe that a standard premium class Contract should satisfy the applicable requirements. However, there is less guidance with respect to Policies issued on a substandard basis (i.e., a premium class involving a higher than standard mortality risk) and Contracts insuring two lives, and there is more uncertainty as to those Contracts. If it is subsequently determined that Contract does not satisfy the applicable requirements, we may take appropriate steps to bring the Contract into compliance with such requirements and reserve the right to restrict Contract transactions in order to do so.

Diversification Requirements. IRC section 817(h) and the regulations under it provide that separate account investments underlying a Contract must be “adequately diversified” for it to qualify as a life insurance contract under IRC section 7702. The Separate Account intends to comply with the diversification requirements of the regulations under section 817(h). This will affect how we make investments.

In certain circumstances, owners of variable life Contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their Contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract such as the flexibility of an owner to allocate premium payments and reallocate investment base have not been explicitly addressed in published IRS rulings. While we believe that the Contracts do not give owners investment control over variable account assets, we reserve the right to modify the Contracts as necessary to prevent an owner from being treated as the owner of the variable account assets supporting the Contract.

The following discussion assumes that the Contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Contract Benefits In General. We believe that the death benefit under a Contract should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Contract proceeds depend on the circumstances of each owner or beneficiary. A tax adviser should be consulted on these consequences.

Generally, the Owner will not be deemed to be in constructive receipt of the cash surrender value until there is a distribution. When distributions from a Contract occur, or when loans are taken out from or secured by (e.g., by assignment), a Contract, the tax consequences depend on whether the Contract is classified as a “Modified Endowment Contract.” If a loan is outstanding when a Contract is cancelled or lapses or when benefits are paid under such a Contract at maturity, the amount of the indebtedness will be added to any amount distributed and taxed accordingly.

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“Modified Endowment Contract”. Under the IRC, certain life insurance contracts are classified as “Modified Endowment Contracts,” with less favorable tax treatment than other life insurance contracts. In most cases the Contract will be classified as a Modified Endowment Contract. Any Contract issued in exchange for a Modified Endowment Contract will be a Modified Endowment Contract. A Contract issued in exchange for a life insurance contract that is not a Modified Endowment Contract will generally not be treated as a Modified Endowment Contract. The payment of additional premiums at the time of or after the exchange to a Contract or certain changes to the Contract after it is issued may, however, cause the Contract to become a Modified Endowment Contract. A prospective owner should consult a tax adviser before effecting an exchange.

Distributions from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

(1)	All pre-death distributions, (including partial withdrawals, loans, collateral assignments, capitalized interest or complete surrender) will be treated as ordinary income on an income first basis up to the amount of any income in the Contract (the cash surrender value less the owner’s investment in the Contract) immediately before the distribution.

(2)	A 10 percent additional income tax is imposed on the amount included in income except where the distribution (including loans, capitalized interest, assignments, partial withdrawals or complete surrender) is made when the owner has attained age 59 1⁄2 or becomes disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner’s beneficiary.

If a Contract becomes a Modified Endowment Contract, distributions that occur during the contract year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Contract within two years before it becomes a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

Distributions (Other than Death Benefits) from Policies that are not Modified Endowment Contracts. Distributions from a Contract that is not a Modified Endowment Contact are generally treated first as a recovery of an owner’s investment in the Contract and, only after the recovery of all investment in the Contract, as taxable income. However, certain distributions which must be made in order to enable the Contract to continue to qualify as a life insurance contract for Federal income tax purposes, if Contract benefits are reduced during the first 15 Contract Years, may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Contract that is not a Modified Endowment Contract are generally not treated as distributions. Finally, neither distributions from nor loans from or secured by a Contract that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

Investment in the Contract. Your investment in the Contract is generally your aggregate premiums. When a distribution is taken from the Contract, your investment in the Contract is generally reduced by the amount of the distribution that is tax-free.

Loans. In general, interest on a loan from a Contract will not be deductible. Before taking out a Contract loan, an owner should consult a tax adviser as to the tax consequences.

Multiple Policies. All Modified Endowment Contracts that we (or our affiliates) issue to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the owner’s income when a taxable distribution occurs.

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Transfers. The transfer of the Contract or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Contract to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Contract proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Contracts Used for Business Purposes. The Contract can be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such arrangements may vary depending on the particular facts and circumstances. If you are purchasing the Contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In particular, you should consult an adviser with respect to split dollar insurance given new guidance recently issued by the IRS on these types of plans. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Contract or a change in an existing Contract should consult a tax adviser.

Alternative Minimum Tax. There may also be an indirect tax upon the income in the Contract or the proceeds of a Contract under the Federal corporate alternative minimum tax, if you are subject to that tax.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We don’t make any guarantee regarding the tax status of any Contract or any transaction regarding the Contract.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax adviser. Although this tax discussion is based on our understanding of federal income tax laws as they are currently interpreted, we can’t guarantee that those laws or interpretations will remain unchanged.

ML Life Insurance Company of New York’s Income Taxes

Insurance companies are generally required to capitalize and amortize certain contract acquisition expenses over a ten year period rather than currently deducting such expenses. This treatment applies to the deferred acquisition expenses of a Contract and will result in a significantly higher corporate income tax liability for us in early contract years. We make a charge, included in the Contract’s deferred contract load, to compensate us for the anticipated higher corporate income taxes that result from the sale of a Contract. (See “Deferred Contract Load”.)

We currently make no other charges to the Separate Account for any federal, state or local taxes that we incur that may be attributable to the Separate Account or to the Contracts. We reserve the right, however, to make a charge for any tax or other economic burden resulting from the application of tax laws that we determine to be properly attributable to the Separate Account or to the Contracts.

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Reinsurance

We intend to reinsure some of the risks assumed under the Contracts.

ILLUSTRATIONS

Illustrations of Death Benefits, Investment Base, Cash Surrender Values and Accumulated Payments

The tables below demonstrate the way in which the Contract works. The tables are based on the following ages, face amounts, payments and guarantee periods and assume maximum mortality charges.

1. The illustration on page 49 is for a Contract issued to a male age 5 in the standard-simplified underwriting class with a single payment of $10,000, a face amount of $93,421 and a guarantee period for life.

2. The illustration on page 50 is for a Contract issued to a female age 40 in the standard-simplified underwriting class with a single payment of $25,000, a face amount of $89,668 and a guarantee period for life.

3. The illustration on page 51 is for a Contract issued to a male age 55 in the standard-simplified underwriting class with a single payment of $30,000, a face amount of $58,438 and a guarantee period for life.

4. The illustration on page 52 is for a Contract issued to a male age 65 in the standard-simplified underwriting class with a single payment of $35,000, a face amount of $52,803 and a guarantee period for life.

5. The illustration on page 53 is for a Contract issued to a male age 65 and a female age 65 in the standard-simplified underwriting class with a single payment of $35,000, a face amount of $67,012 and a guarantee period for life.

The tables show how the death benefit, investment base and cash surrender value may vary over an extended period of time assuming hypothetical rates of return (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6% and 12%.

The death benefit, investment base and cash surrender value for a Contract would be different from those shown if the actual rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual contract years.

The amounts shown for the death benefit, investment base and cash surrender value as of the end of each contract year take into account the daily asset charge in the Separate Account equivalent to .90% (annually at the beginning of the year) of assets attributable to the Contracts at the beginning of the year.

The amounts shown in the tables also assume an additional charge of .58%. This charge assumes that the investment base is allocated equally among all the investment divisions and is based on the 2000 expenses (including monthly advisory fees and operating expenses) for the Funds and the current trust charge. This charge also reflects expenses reimbursements made in 2000 to certain portfolios by the investment adviser to the respective portfolio (see “Fees and Charges”). Values illustrated would be lower if these reimbursements had not been taken into account. The actual charge under a Contract for Fund expenses and the trust charge will depend on the actual allocation of the investment base and may be higher or lower depending on how the investment base is allocated.

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Taking into account the .90% asset charge in the Separate Account and the .58% charge described above, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of –1.47%, 4.47%, and 10.42%, respectively. The gross returns are before any deductions and should not be compared to rates which reflect deduction of charges.

The hypothetical returns shown on the tables are without any income tax charges that may be attributable to the Separate Account in the future (although they do reflect the charge for federal income taxes included in the deferred contract loading, see “Deferred Contract Load”). In order to produce after-tax returns of 0%, 6% and 12%, the Funds would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges attributable to the Separate Account.

The second column of the tables shows the amount which would accumulate if an amount equal to the payments were invested to earn interest (after taxes) at 5% compounded annually.

We will furnish upon request a personalized illustration reflecting the proposed insured’s age, face amount and the payment amounts requested. The illustration will also use current cost of insurance rates and will assume that the proposed insured is in a standard underwriting class.

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FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

MALE ISSUE AGE 5

$10,000 INITIAL PAYMENT FOR STANDARD-SIMPLIFIED UNDERWRITING CLASS

FACE AMOUNT: $93,421             GUARANTEE PERIOD: FOR LIFE

Based on Maximum Mortality Charges

		Total Payments Made Plus Interest at 5% as	End of Year DEATH BENEFIT (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year	Payments (1)	of End of Year	0%	6%	12%
1	$10,000	$10,500	$93,421	$94,245	$100,129
2	0	11,025	93,421	95,021	107,131
3	0	11,576	93,421	95,752	114,451
4	0	12,155	93,421	96,441	122,116
5	0	12,763	93,421	97,089	130,153
6	0	13,401	93,421	97,699	138,591
7	0	14,071	93,421	98,274	147,460
8	0	14,775	93,421	98,815	156,795
9	0	15,513	93,421	99,325	166,629
10	0	16,289	93,421	99,805	177,000
15	0	20,789	93,421	102,092	238,947
20 (age 25)	0	26,533	93,421	104,432	322,567
30 (age 35)	0	43,219	93,421	109,269	587,599
60 (age 65)	0	186,792	93,421	125,183	3,557,469

	End of Year INVESTMENT BASE (2) Assuming Hypothetical Gross Annual Investment Return of			End of Year CASH SURRENDER VALUE (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year	0%	6%	12%	0%	6%	12%
1	$9,685	$10,278	$10,869	$8,875	$9,468	$10,059
2	9,379	10,571	11,826	8,659	9,851	11,106
3	9,083	10,884	12,886	8,453	10,254	12,256
4	8,796	11,214	14,056	8,256	10,674	13,516
5	8,514	11,559	15,342	8,064	11,109	14,892
6	8,239	11,923	16,762	7,879	11,563	16,402
7	7,965	12,299	18,319	7,695	12,029	18,049
8	7,689	12,685	20,022	7,509	12,505	19,842
9	7,404	13,074	21,872	7,314	12,984	21,782
10	7,111	13,466	23,882	7,111	13,466	23,882
15	5,966	15,975	37,388	5,966	15,975	37,388
20 (age 25)	4,828	18,974	58,607	4,828	18,974	58,607
30 (age 35)	2,932	27,510	147,936	2,932	27,510	147,936
60 (age 65)	0	75,508	2,145,807	0	75,508	2,145,807

(1)	All payments are illustrated as if made at the beginning of the contract year.
(2)	Assumes no loan has been made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be considered a representation of past or future investment performance. Actual rates of return may be more or less than those illustrated and will depend on a number of factors, including the investment allocations selected, prevailing interest rates and rates of inflation. The death benefit, investment base and cash surrender value would be different from those shown if the actual gross rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by us or the Funds or the Zero Trusts that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

49

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

FEMALE ISSUE AGE 40

$25,000 INITIAL PAYMENT FOR STANDARD-SIMPLIFIED UNDERWRITING CLASS

FACE AMOUNT: $89,668             GUARANTEE PERIOD: FOR LIFE

Based on Maximum Mortality Charges

End of		Total Payments Made Plus Interest at 5%	End of Year DEATH BENEFIT (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year	Payments (1)		0%	6%	12%
1	$25,000	$26,250	$89,668	$90,458	$96,103
2	0	27,563	89,668	91,202	102,822
3	0	28,941	89,668	91,904	109,848
4	0	30,388	89,668	92,565	117,208
5	0	31,907	89,668	93,187	124,926
6	0	33,502	89,668	93,774	133,032
7	0	35,178	89,668	94,327	141,554
8	0	36,936	89,668	94,847	150,523
9	0	38,783	89,668	95,338	159,970
10	0	40,722	89,668	95,800	169,932
15	0	51,973	89,668	97,995	229,404
20 (age 60)	0	66,332	89,668	100,241	309,714
30 (age 70)	0	108,049	89,668	104,892	564,659

End of	End of Year INVESTMENT BASE (2) Assuming Hypothetical Gross Annual Investment Return of			End of Year CASH SURRENDER VALUE (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year	0%	6%	12%	0%	6%	12%
1	$24,244	$25,726	$27,206	$22,219	$23,701	$25,181
2	23,488	26,472	29,615	21,688	24,672	27,815
3	22,730	27,236	32,246	21,155	25,661	30,671
4	21,972	28,021	35,121	20,622	26,671	33,771
5	21,212	28,826	38,261	20,087	27,701	37,136
6	20,452	29,653	41,690	19,552	28,753	40,790
7	19,691	30,503	45,437	19,016	29,828	44,762
8	18,927	31,374	49,527	18,477	30,924	49,077
9	18,162	32,269	53,993	17,937	32,044	53,768
10	17,395	33,189	58,871	17,395	33,189	58,871
15	14,583	39,366	92,155	14,583	39,366	92,155
20 (age 60)	11,551	46,472	143,585	11,551	46,472	143,585
30 (age 70)	4,404	63,694	342,880	4,404	63,694	342,880

(1)	All payments are illustrated as if made at the beginning of the contract year.
(2)	Assumes no loan has been made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be considered a representation of past or future investment performance. Actual rates of return may be more or less than those illustrated and will depend on a number of factors, including the investment allocations selected, prevailing interest rates and rates of inflation. The death benefit, investment base and cash surrender value would be different from those shown if the actual gross rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by us or the Funds or the Zero Trusts that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

50

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

MALE ISSUE AGE 55

$30,000 INITIAL PAYMENT FOR STANDARD-SIMPLIFIED UNDERWRITING CLASS

FACE AMOUNT: $58,438             GUARANTEE PERIOD: FOR LIFE

Based on Maximum Mortality Charges

		Total Payments Made Plus Interest at 5% as of End of Year	End of Year DEATH BENEFIT (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year	Payments (1)		0%	6%	12%
1	$30,000	$31,500	$58,438	$58,954	$62,638
2	0	33,075	58,438	59,441	67,026
3	0	34,729	58,438	59,901	71,617
4	0	36,465	58,438	60,335	76,428
5	0	38,288	58,438	60,744	81,474
6	0	40,203	58,438	61,130	86,775
7	0	42,213	58,438	61,494	92,348
8	0	44,324	58,438	61,836	98,213
9	0	46,540	58,438	62,158	104,392
10 (age 65)	0	48,867	58,438	62,461	110,906
15	0	62,368	58,438	63,895	149,810
20	0	79,599	58,438	65,363	202,404
30	0	129,658	58,438	68,406	369,744

	End of Year INVESTMENT BASE (2) Assuming Hypothetical Gross Annual Investment Return of			End of Year CASH SURRENDER VALUE (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year	0%	6%	12%	0%	6%	12%
1	$28,965	$30,740	$32,509	$26,535	$28,310	$30,079
2	27,921	31,487	35,229	25,761	29,327	33,069
3	26,872	32,241	38,178	24,982	30,351	36,288
4	25,817	33,004	41,374	24,197	31,384	39,754
5	24,755	33,774	44,839	23,405	32,424	43,489
6	23,685	34,551	48,592	22,605	33,471	47,512
7	22,605	35,333	52,654	21,795	34,523	51,844
8	21,513	36,116	57,044	20,973	35,576	56,504
9	20,406	36,897	61,784	20,136	36,627	61,514
10 (age 65)	19,283	37,675	66,897	19,283	37,675	66,897
15	14,725	42,956	100,714	14,725	42,956	100,714
20	9,575	48,276	149,490	9,575	48,276	149,490
30	0	57,957	313,268	0	57,957	313,268

(1)	All payments are illustrated as if made at the beginning of the contract year.
(2)	Assumes no loan has been made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be considered a representation of past or future investment performance. Actual rates of return may be more or less than those illustrated and will depend on a number of factors, including the investment allocations selected, prevailing interest rates and rates of inflation. The death benefit, investment base and cash surrender value would be different from those shown if the actual gross rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by us or the Funds or the Zero Trusts that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

51

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

MALE ISSUE AGE 65

$35,000 INITIAL PAYMENT FOR STANDARD-SIMPLIFIED UNDERWRITING CLASS

FACE AMOUNT: $52,803             GUARANTEE PERIOD: FOR LIFE

Based on Maximum Mortality Charges

	Payments (1)	Total Payments Made Plus Interest at 5% as of End of Year	End of Year DEATH BENEFIT (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year			0%	6%	12%
1	$35,000	$36,750	$52,803	53,271	56,604
2	0	38,588	52,803	53,712	60,577
3	0	40,517	52,803	54,131	64,736
4	0	42,543	52,803	54,526	69,096
5	0	44,670	52,803	54,899	73,670
6	0	46,903	52,803	55,251	78,476
7	0	49,249	52,803	55,582	83,528
8	0	51,711	52,803	55,894	88,846
9	0	54,296	52,803	56,187	94,448
10 (age 75)	0	57,011	52,803	56,462	100,353
15	0	72,762	52,803	57,761	135,620
20	0	92,865	52,803	59,090	183,321
30	0	151,268	52,803	61,843	335,096

	End of Year INVESTMENT BASE (2) Assuming Hypothetical Gross Annual Investment Return of			End of Year CASH SURRENDER VALUE (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year	0%	6%	12%	0%	6%	12%
1	$33,639	$35,706	$37,763	$30,804	$32,871	34,928
2	32,267	36,408	40,738	29,747	33,888	38,218
3	30,885	37,104	43,941	28,680	34,899	41,736
4	29,494	37,796	47,390	27,604	35,906	45,500
5	28,094	38,482	51,102	26,519	36,907	49,527
6	26,682	39,161	55,092	25,422	37,901	53,832
7	25,255	39,827	59,376	24,310	38,882	58,431
8	23,811	40,476	63,967	23,181	39,846	63,337
9	22,344	41,102	68,876	22,029	40,787	68,561
10 (age 75)	20,852	41,701	74,118	20,852	41,701	74,118
15	14,611	46,014	108,040	14,611	46,014	108,040
20	7,888	50,064	155,320	7,888	50,064	155,320
30	0	57,629	312,260	0	57,629	312,260

(1)	All payments are illustrated as if made at the beginning of the contract year.
(2)	Assumes no loan has been made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be considered a representation of past or future investment performance. Actual rates of return may be more or less than those illustrated and will depend on a number of factors, including the investment allocations selected, prevailing interest rates and rates of inflation. The death benefit, investment base and cash surrender value would be different from those shown if the actual gross rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by us or the Funds or the Zero Trusts that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

52

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

JOINT INSUREDS: FEMALE ISSUE AGE 65/MALE ISSUE AGE 65

$35,000 INITIAL PAYMENT FOR STANDARD-SIMPLIFIED UNDERWRITING CLASS

FACE AMOUNT: $67,012             GUARANTEE PERIOD: FOR LIFE

Based on Maximum Mortality Charges

	Payments (1)	Total Payments Made Plus Interest at 5% as of End of Year	End of Year DEATH BENEFIT (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year			0%	6%	12%
1	$35,000	$36,750	$67,012	$67,672	$71,977
2	0	38,588	67,012	68,287	77,138
3	0	40,517	67,012	68,861	82,516
4	0	42,543	67,012	69,396	88,131
5	0	44,670	67,012	69,895	94,004
6	0	46,903	67,012	70,360	100,158
7	0	49,249	67,012	70,794	106,615
8	0	51,711	67,012	71,199	113,399
9	0	54,296	67,012	71,576	120,537
10 (age 75)	0	57,011	67,012	71,927	128,053
15	0	72,762	67,012	73,577	172,922
20	0	92,865	67,012	75,268	233,623
30	0	151,268	67,012	78,772	426,855

	End of Year INVESTMENT BASE (2) Assuming Hypothetical Gross Annual Investment Return of			End of Year CASH SURRENDER VALUE (2) Assuming Hypothetical Gross Annual Investment Return of
Contract Year	0%	6%	12%	0%	6%	12%
1	$34,086	$36,167	$38,247	$30,621	$32,702	$34,782
2	33,156	37,355	41,798	30,076	34,275	38,718
3	32,209	38,563	45,677	29,514	35,868	42,982
4	31,239	39,788	49,906	28,929	37,478	47,596
5	30,247	41,025	54,513	28,322	39,100	52,588
6	29,226	42,273	59,523	27,686	40,733	57,983
7	28,175	43,525	64,963	27,020	42,370	63,808
8	27,087	44,774	70,856	26,317	44,004	70,086
9	25,954	46,012	77,223	25,569	45,627	76,838
10 (age 75)	24,771	47,230	84,085	24,771	47,230	84,085
15	19,859	54,908	129,045	19,859	54,908	129,045
20	13,308	61,837	191,933	13,308	61,837	191,933
30	0	73,292	397,159	0	73,292	397,159

(1)	All payments are illustrated as if made at the beginning of the contract year.
(2)	Assumes no loan has been made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be considered a representation of past or future investment performance. Actual rates of return may be more or less than those illustrated and will depend on a number of factors, including the investment allocations selected, prevailing interest rates and rates of inflation. The death benefit, investment base and cash surrender value would be different from those shown if the actual gross rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by us or the Funds or the Zero Trusts that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

53

JOINT INSUREDS

The Contract can insure two lives. Some of the discussions in this Prospectus applicable to the Contract apply only to a Contract on a single insured. Set out below are the modifications to the designated sections of this Prospectus for joint insureds. Except in the sections noted below, the discussions in this Prospectus referencing a single insured can be read as applying to two insureds.

Availability and Payments (reference page Capsule Summary)

A Contract may be issued for insureds up to age 80. The minimum initial payment for a Contract is $5,000 if either insured is under age 20. If neither insured is under age 20 the minimum initial payment is $10,000.

We will not accept an initial payment that will provide a guarantee period of less than the minimum guarantee period for which we would then issue a Contract based on the age of the younger insured. This minimum will range from 10 to 40 years depending on the age of the younger insured.

Who May be Covered (reference page 23)

We will issue a Contract on the lives of two insureds provided the relationship among the applicant and the insureds meets our insurable interest requirements and provided neither insured is over age 80 and no more than one insured is under age 20. We will determine the insureds’ issue ages using their ages as of their birthdays nearest the contract date.

The initial payment, or the planned periodic payments elected, and the average age of the insureds determine whether underwriting will be done on a simplified or medical basis. The maximum amount underwritten on a simplified basis for joint insureds depends on our administrative rules in effect at the time of underwriting.

Under both simplified and medical underwriting methods, Contracts may be issued on joint insureds in a standard underwriting class only.

Initial Payment (reference page 23)

The minimum initial payment for a Contract is $5,000 if either insured is under age 20. If neither insured is under age 20 the minimum initial payment is $10,000.

We will not accept an initial payment for a specified face amount that will provide a guarantee period of less than the minimum guarantee period for which we would then issue a Contract based on the age of the younger insured. The minimum will range from 10 to 40 years depending on the age of the younger insured.

Making Additional Payments

Payments Not Under a Periodic Plan (reference page 25). You may make additional payments which are not under a periodic payment plan only if both insureds are living and the attained ages of both insureds are not over 80.

Payments Under a Periodic Plan (reference page 24). You may change the frequency and the amount of planned payments provided both insureds are living. Planned payments must be received while at least one insured is living.

54

Effect of Additional Payments (reference page 25). If the guarantee period prior to receipt and acceptance of an additional payment is less than for the life of the younger insured, the payment will first be used to extend the guarantee period to the whole of life of the younger insured.

Changing the Face Amount

Increasing the Face Amount (reference page 27). You may increase the face amount of your Contract only if both insureds are living. A change in face amount is not permitted if the attained age of either insured is over 80.

Decreasing the Face Amount (reference page 27). You may decrease the face amount of your Contract if either insured is living.

Charges Deducted from the Investment Base

Deferred Contract Load (reference page 29). The deferred contract load equals 11.0% of each payment. This charge consists of a sales load, a charge for federal income taxes measured by premiums and a premium tax charge.

The sales load, equal to 7% of each payment, compensates us for sales expenses. The sales load may be reduced if cumulative payments are sufficiently high to reach certain breakpoints (4% of payments in excess of $1.5 million and 2% of payments in excess of $4 million). The charge for federal taxes is equal to 2% of each payment. (See “ML of New York’s Income Taxes”.) The premium tax charge, equal to 2% of payments, compensates us for premium taxes that must be paid when a payment is accepted.

We deduct an amount equal to 1.1% of each payment from the investment base on each of the ten contract anniversaries following payment.

Mortality Cost (Cost of Insurance) (reference page 30). For Contracts issued on joint insureds, current cost of insurance rates are equal to the guaranteed maximum cost of insurance rates set forth in the Contract. Those rates are based on the 1980 Commissioners Aggregate Mortality Table and do not distinguish between insureds in a smoker underwriting class and insureds in a non-smoker underwriting class. The cost of insurance rates are based on an aggregate class which is made up of a blend of smokers and non-smokers.

Guarantee Period

When the Guarantee Period is Less Than for Life (reference page 31). If we cancel a Contract, you may reinstate it only if neither insured has died between the date the Contract was terminated and the effective date of the reinstatement and you meet the other conditions listed.

Net Cash Surrender Value

Canceling to Receive Net Cash Surrender Value (reference page 32). You may cancel your Contracts at any time while either insured is living.

Death Benefit Proceeds (reference page 35)

We will pay the death benefit proceeds to the beneficiary when our Service Center receives all information needed to process the payment, including due proof of the last surviving insured’s death. We must receive proof of death for both insureds. There is no death benefit payable at the first death. When we are first provided reliable notification of the last surviving insured’s death by a representative of the owner or the insured, we may transfer the investment base to the division investing in the Money Reserve Portfolio, pending payment of death benefit proceeds.

55

If one of the insureds should die within two years from the Contract’s issue date, within two years from the effective date of any increase in face amount requested or within two years from the date an additional payment was received and accepted, proof of the insured’s death should be sent promptly to our Service Center since we may only pay a limited benefit or contest the Contract. (See “Incontestability” and “Payment in Case of Suicide” on pages 31 and 32.)

Net Single Premium Factor (reference page 35)

The net single premium factors are based on the insureds’ sexes, attained ages, and underwriting classes on the date of calculation.

Payment of Death Benefit Proceeds (reference page 36)

If payment is delayed, we will add interest from the date of the last surviving insured’s death to the date of payment at an annual rate of at least 4%.

Right to Exchange the Contract (reference page 37)

You may exchange your Contract for a joint and last survivor Contract with benefits that don’t vary with the investment results of a Separate Account.

Using the Contract

Ownership (reference page 38). The contract owner is usually one of the insureds, unless another owner has been named in the application.

The contract owner may want to name a contingent owner in the event the contract owner dies before the last surviving insured. The contingent owner would then own the contract owner’s interest in the Contract and have all the contract owner’s rights.

Naming Beneficiaries (reference page 39). We pay the primary beneficiary the proceeds of this Contract upon the last surviving insured’s death. If no contingent beneficiary is living, we pay the last surviving insured’s estate.

Changing the Insured (reference page 39). Not available for joint insureds.

Maturity Proceeds (reference page 40). The maturity date is the contract anniversary nearest the younger insured’s 100th birthday. On the maturity date, we will pay the net cash surrender value to you, provided either insured is living.

Other Contract Provisions

Incontestability (reference page 41). We won’t contest the validity of a Contract after it has been in effect during the lifetimes of both insureds for two years from the issue date. We won’t contest any change in face amount requested after the change has been in effect during the lifetimes of both insureds for two years from the date of the change. Nor will we contest any amount of death benefit attributable to an additional payment after the death benefit has been in effect during the lifetimes of both insureds for two years from the date the payment has been received and accepted.

56

Payment in Case of Suicide (reference page 41). If either insured commits suicide within two years from the issue date, we will pay only a limited benefit and terminate the Contract. The benefit will be equal to the payments made reduced by any debt.

If either insured commits suicide within two years of the effective date of any increase in face amount requested, we will terminate the coverage attributable to the increase and pay a limited benefit. The benefit will be limited to the amount of mortality cost deductions made for the increase.

If either insured commits suicide within two years of any date an additional payment is received and accepted, the coverage attributable to the payment will be terminated and only a limited benefit will be paid. The benefit will be equal to the payment less any debt attributable to amounts borrowed during the two years from the date the payment was received and accepted.

Within 90 days of the death of the first insured, the owner may elect to apply the amount of the limited benefit to a single life contract on the life of the surviving insured, subject to the following provisions:

•	The new contract’s issue date will be the date of death of the deceased insured;

•	The insurance age will be surviving insured’s attained age on the new contract’s issue date;

•	No medical examination or other evidence of insurability will be required for the new contract;

•	The face amount of the new contract will be determined by applying the limited benefit amount as a single premium payment under the new contract. The face amount of the new contract may not exceed the face amount of this Contract;

•	A written request for a new contract must be received at the Service Center;

•	The new contract cannot involve any other life;

•	Additional benefits or riders available on this Contract will be available with the new contract only with our consent;

•	The new contract will be issued at our then current rates for the surviving insured’s attained age, based on the underwriting class assigned to the surviving insured when this Contract was underwritten. The underwriting class for the new contract may differ from that of this Contract; and

•	If the amount of insurance that would be purchased under the new contract falls below the minimum insurance amounts currently allowed, this option will not be available.

Establishing Survivorship (Only Applicable to Joint Insureds). If we are unable to determine which of the insureds was the last survivor on the basis of the proofs of death provided, we will consider insured No. 1 as designated in the application to be the last surviving insured.

57

Income Plans (reference page 37)

If no plan has been chosen when the last surviving insured dies, the beneficiary has one year to apply the death benefit proceeds either paid or payable to him or her to one or more of the income plans.

MORE ABOUT ML LIFE INSURANCE COMPANY OF NEW YORK

Directors and Executive Officers

Our directors and executive officers and their positions with us are as follows:

Name	Position(s) with the Company

Barry G. Skolnick	Director, President, and General Counsel

David M. Dunford	Director, Senior Vice President and Chief Investment Officer

Gail R. Farkas	Director and Senior Vice President

Matthew J. Rider	Director, Senior Vice President, Chief Financial Officer, and Treasurer

Michael P. Cogswell	Director, Vice President, and Senior Counsel

Christopher J. Grady	Director and Vice President

Frederick J.C. Butler	Director

Richard M. Drew	Director

Robert L. Israeloff	Director

Robert A. King	Director

Irving M. Pollack	Director

Cynthia Kahn Sherman	Director

Anthony J. Vespa	Director

Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified. Some directors have held various executive positions with insurance company subsidiaries of our indirect parent, Merrill Lynch & Co., Inc. The principal positions of our directors and executive officers for the past five years are listed below:

Mr. Skolnick joined ML of New York in November 1989. Since May 1992, he has held the position of Assistant General Counsel of Merrill Lynch & Co., Inc., and First Vice President and Assistant General Counsel of MLPF&S. He became President of ML of New York in March 2001.

Mr. Dunford joined ML of New York in July 1990.

Ms. Farkas joined ML of New York in August 1995. Prior to August 1995, she held the position of Director of Market Planning of MLPF&S.

Mr. Rider joined ML of New York in January 1994 as a Financial Actuary. He has been Chief Financial Officer and Treasurer since October 2000.

Mr. Cogswell has been with ML of New York since November of 1990.

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Mr. Grady joined ML of New York in October 1995.

Mr. Butler joined ML of New York in April 1991. Since 1991, he has been Chairman of Butler, Chapman & Co. LLC, an investment banking firm.

Mr. Drew joined ML of New York in March 2000. From 1994 until February 2000, he was Director of Compliance for MLPF&S.

Mr. Israeloff joined ML of New York in April 1991. Since 1964, he has been Chairman and Executive Partner of Israeloff, Trattner & Co., CPAs, P.C., a public accounting firm.

Mr. King joined ML of New York in April 1991. In May 1996, he retired from the position of Vice President for Finance at Marymount College, Tarrytown, New York, which he has held since February 1991.

Mr. Pollack joined ML of New York in April 1991. In 1980, he retired from Securities and Exchange Commission after thirty years of service, and having served as an SEC Commissioner from 1974 to 1980. Since 1980, he has practiced law and been a private consultant in the securities and capital markets fields.

Ms. Sherman joined ML of New York in November 1993. She was a partner at the law firm of Rogers & Wells from 1984 until September 1999.

Mr. Vespa joined ML of New York in February 1994. From February 1994 until March 2001, he was Senior Vice President of MLPF&S and Chairman of the Board and Chief Executive Officer of ML of New York. From March 1994 until March 2001, he was also the President of ML of New York.

None of our shares are owned by any of our officers or directors, as we are a wholly owned subsidiary of MLIG. Our officers and directors, both individually and as a group, own less than one percent of the outstanding shares of common stock of Merrill Lynch & Co., Inc.

Services Arrangement

We and MLIG are parties to a service agreement pursuant to which MLIG has agreed to provide certain accounting, data processing, legal, actuarial, management, advertising and other services to us, including services related to the Separate Account and the Contracts. We reimburse expenses incurred by MLIG under this service agreement on an allocated cost basis. Charges billed to us by MLIG under the agreement were $4.6 million for the year ended December 31, 2000.

State Regulation

We are subject to the laws of the State of New York and to the regulations of the New York Insurance Department (the “Insurance Department”). We file a detailed financial statement in the prescribed form (the “Annual Statement”) with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves so that the Insurance Department may certify that these items are correct. Our books and accounts are subject to review by the Insurance Department at all times. A full examination of our operations is conducted periodically by the Insurance Department and under the auspices of the National Association of Insurance Commissioners. We are also subject to the insurance laws and regulations of all jurisdictions in which we are licensed to do business.

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Legal Proceedings

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgment, is not material to our total assets or to MLPF&S.

Experts

Our financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and of the Separate Account as of December 31, 2000 and for the periods presented, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP’s principal business address is Two World Financial Center, New York, New York 10281-1433.

Actuarial matters included in this Prospectus have been examined by Deborah J. Adler, FSA, MAAA, our Vice President and Chief Actuary, as stated in her opinion filed as an exhibit to the registration statement.

Legal Matters

The organization of the Company, its authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, our President and General Counsel. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

Registration Statements

Registration statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 that relate to the Contract and its investment options. This Prospectus does not contain all of the information in the registration statements as permitted by Securities and Exchange Commission regulations. The omitted information can be obtained from the Securities and Exchange Commission’s principal office in Washington, D.C., upon payment of a prescribed fee.

Financial Statements

Our financial statements, included herein, should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon our ability to meet our obligations under the Contracts.

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PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

Provisions exist under the New York Code, the Articles of Incorporation of Transamerica and the Amended and Restated By-Laws of Transamerica whereby Transamerica may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

New York Business Corporation Law

Section 722. Authorization for indemnification of directors and officers

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, this testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

Amended and Restated Bylaws

ARTICLE II

DIRECTORS AND THEIR MEETINGS

SEC. 7. Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties. The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter of controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct. The amount to be paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Transamerica Financial Life pursuant to the foregoing provisions or otherwise, Transamerica Financial Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Transamerica Financial Life of expenses incurred or paid by a director, officer or controlling person of Transamerica Financial Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Transamerica Financial Life will, unless in the opinion of its counsel the matter has been settled

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by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(f)(2)(A)

Transamerica Financial Life Insurance Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

DIRECTORS AND OFFICERS OF TRANSAMERICA CAPITAL, INC.

Name	Principal Business Address	Position and Offices with Underwriter
Thomas A. Swank	(1)	Director

Michael W. Brandsma	(2)	Director, President and Chief Financial Officer

David W. Hopewell	(1)	Director

David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer

Blake S. Bostwich	(2)	Chief Marketing Officer and Chief Operations Officer

Courtney John	(2)	Chief Compliance Officer and Vice President

Amy Angle	(3)	Assistant Vice President

Elizabeth Belanger	(4)	Assistant Vice President

Dennis P. Gallagher	(5)	Assistant Vice President

Christy Rissin	(5)	Assistant Vice President

Brenda L. Smith	(5)	Assistant Vice President

Darin D. Smith	(1)	Assistant Vice President

Lisa Wachendorf	(1)	Assistant Vice President

Arthur D. Woods	(5)	Assistant Vice President

Jeffrey T. McGlaun	(3)	Assistant Treasurer

Carrie N. Posicki	(2)	Secretary

C. Michiel van Katwijk	(3)	Treasurer

Wesley J. Hodgson	(2)	Vice President

(1)	4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse Street, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

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CONTENTS OF THE REGISTRATION STATEMENT

•	The facing sheet

•	The prospectus supplement consisting of 10 pages

•	Audited financial statements (statutory basis) as of December 31, 2013 and December 31, 2012, and for the years ended December 31, 2013, 2012 and 2011 for Transamerica Financial Insurance Company, and related auditor’s reports

•	Audited financial statements (U.S. GAAP basis) as of December 31, 2013, and for the years ended December 31, 2013 and December 31, 2012 for ML of New York Variable Life Separate Account II, and related auditor’s reports

•	Unaudited interim financial statements as of March 31, 2014 for Transamerica Financial Insurance Company

•	Unaudited interim financial statements as of March 31, 2014 for ML of New York Variable Life Separate Account II

•	Historical Documents

•	Supplements and Amendments to Registration Statement

•	Prospectus for MLNY Investor Life dated May 1, 2001

•	Part II

•	The signatures

•	The following exhibits:

Exhibit

1.A.	(1)	(a)	Resolution establishing the separate account.[4]

		(b)	Resolution of TFLIC Board of Directors authorizing plan of merger and attached Plan of Merger.[14]

		(c)	Resolution of TALICNY Board of Directors authorizing plan of merger.[14]

	(2)	None.

	(3)	(a)	Distribution Agreement between ML Life Insurance Company of New York and Merrill Lynch, Pierce, Fenner & Smith Incorporated.[4]

		(b)	Amended Sales Agreement between ML Life Insurance Company of New York and Merrill Lynch Life Agency Inc. with Schedule of Sales Commissions.[4]

		(c)	Amended and Restated Principal Underwriting Agreement between Transamerica Financial Life Insurance Company and Transamerica Capital, Inc.[12]

		(d)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and TALICNY.[13]

		(e)	Non-Affiliated Broker-Dealer Wholesaling Agreement between ML Life Insurance Company of New York, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Transamerica Capital, Inc.[14]

4

Exhibit

	(f)	Master Distribution Agreement between Merrill Lynch Insurance Group, Inc., Merrill Lynch & Co., Inc., and AEGON USA, Inc.[6]

(4)	None.

(5)	(a)	Modified Flexible Premium Variable Life Insurance Policy.[5]

	(b)	Modified Flexible Premium Joint and Last Survivor Variable Life Insurance Policy.[5]

	(c)	Modified Flexible Premium Variable Life Insurance Policy (Form No. MFP87(NY) (7/94)).[3]

	(d)	Modified Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Form No. MFPLS87(NY) (7/94)).[3]

	(e)	Backdating Endorsement.[5]

	(f)	Guarantee of Insurability Rider.[5]

	(g)	Single Premium Immediate Annuity Rider.[5]

	(h)	Flexible Premium Joint and Last Survivor Partial Withdrawal Rider for use with Modified Flexible Premium Joint and Last Survivor Variable Life Insurance Policy.[5]

	(i)	Flexible Premium Partial Withdrawal Rider for use with Modified Flexible Premium Variable Life Insurance Policy.[5]

	(j)	Change of Insured Rider for use with Flexible Premium Variable Life Insurance Policy.[5]

(6)	(a)	Charter of Transamerica Financial Life Insurance Company.[15]

	(b)	Bylaws of Transamerica Financial Life Insurance Company.[7]

(7)		None.

(8)	(a)	Participation Agreement between Merrill Lynch Series Fund, Inc., ML Life Insurance Company of New York, Merrill Lynch Life Insurance Company, Monarch Life Insurance Company, ML of New York Variable Life Separate Account, ML of New York Variable Life Separate Account II, Merrill Lynch Life Variable Life Separate Account II, Merrill Lynch Variable Life Separate Account and Variable Account A of Monarch Life Insurance Company.[2]

	(b)	Agreement between the ML Life Insurance Company of New York and Merrill Lynch Funds Distributor, Inc. (BlackRock Series Fund)[4]

	(c)	Agreement between ML Life Insurance Company of New York and Merrill Lynch, Pierce, Fenner & Smith, Incorporated.[16]

5

Exhibit

(d)	Assignment and Assumption Agreement between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Fixed Income Securities, L.P.[15]

(e)	Participation Agreement dated 12/18/96 by and among AIM Variable Insurance Funds, Inc., and MLNY[8]

(f)	Amendment No. 6 to Participation Agreement (AIM)[8]

(g)	Amendment No. 7 to Participation Agreement (AIM)[8]

(h)	Amendment No. 8 to Participation Agreement (AIM)[9]

(i)	Amendment No. 9 to Participation Agreement (AIM)[8]

(j)	Amendment No. 10 to Participation Agreement (AIM)[10]

(k)	Amendment to AIM Agreements re: confidential information[15]

(l)	Participation Agreement dated 12/18/96 by and among Alliance Capital Management, L.P., Alliance Fund Distributors, Inc. and MLNY[8]

(m)	Amendment No. 8 to Participation Agreement (Alliance Capital Management)[8]

(n)	Amendment No. 9 to Participation Agreement (Alliance Capital Management)[8]

(o)	Amendment No. 10 to Participation Agreement (Alliance Capital Management)[8]

(p)	Amendment to Agreements (Alliance Capital Management)[11]

(q)	Amendment No. 12 to Participation Agreement (Alliance Capital Management) [10]

(r)	Participation Agreement between Merrill Lynch Variable Series Funds, Inc. and MLNY (BlackRock Variable Series Funds, Inc.)[8]

(s)	Amendment No. 5 to Participation Agreement (BlackRock Variable Series Funds, Inc.)[8]

(t)	Amendment to Participation Agreement (BlackRock Variable Series Funds, Inc.)[8]

(u)	Amendment No. 8 to Participation Agreement (BlackRock Variable Series Funds, Inc.)[10]

(v)	Amendment to Agreements (BlackRock Confidential Information)[11]

(w)	Participation Agreement between MFS Variable Insurance Trust, TALICNY and MFS Fund Distributors, Inc.[15]

(x)	Fund/SERV and Networking Supplement (MFS) [15]

(y)	Amendment of Agreements (MFS)[15]

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Exhibit

(9)	None.

(10)	None.

(11)	(a)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures.[1]

	(b)	Supplement to Memorandum describing ML Life Insurance Company of New York’s Issuance, Transfer and Redemption Procedures.[4]

2. Opinion of counsel as to the legality of the securities being registered.[16]

3. None.

4. None.

5. Auditors’ Consent.[16]

6. Powers of Attorney.[16]

1.	Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 for ML of New York Variable Life Separate Account II, File No. 33-51702, Filed on March 1, 1994.
2.	Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Merrill Lynch Variable Life Separate Account, File No. 33-55472, Filed on April 27, 1994.
3.	Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form S-6 of ML of New York Variable Life Separate Account II, File No. 33-51702, Filed April 28, 1995.
4.	Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form S-6 for ML of New York Variable Life Separate Account II, File No. 33-61672, Filed on April 29, 1997.
5.	Incorporated by Reference to Post-Effective Amendment No. 6 to the Registration Statement on Form S-6, File No. 33-51702, Filed April 29, 1997.
6.	Incorporated by reference to the current report on Form 8-K for ML Life Insurance Company of New York, File No. 33-34562 Filed on January 4, 2008.
7.	Incorporated by reference to the Initial Filing of the Registration Statement on Form N-4 of Separate Account VA QQ, File No. 333-173975, Filed on May 6, 2011.
8.	Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement, File No. 333-69220, Filed on December 3, 2010.
9.	Incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement, File No. 33-43654, Filed on April 24, 2006.
10.	Incorporated by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement, File No. 333-119611, Filed on April 21, 2014.

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11.	Incorporated by reference to Post-Effective Amendment No. 36 to Form N-4 Registration Statement, File No. 33-43773, Filed on September 10, 2012.
12.	Incorporated by reference to Initial Filing to Form N-4 Registration Statement, File No. 333-187916, Filed on April 15, 2013.
13.	Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 for ML of New York Variable Annuity Separate Account A, File No. 333-119611, Filed on April 24, 2013.
14.	Incorporated by reference to the annual report on Form 10-K for ML Life Insurance Company of New York, File No. 333-48983 Filed on March 27, 2008
15.	Incorporated by reference to the Registration Statement on Form S-6, File No. 333-197160, filed on July 1, 2014.
16.	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, ML of New York Variable Life Separate Account II, has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg and in the State of Florida, on the 1st day of July 2014.

ML of New York Variable Life Separate Account II
(Registrant)

By: *
Peter G. Kunkel
Director, Chairman of the Board and President

Transamerica Financial Life Insurance Company
(Depositor)

By: *
Peter G. Kunkel
Director, Chairman of the Board and President of
Transamerica Financial Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on July 1, 2014.

Signature	Title

* William Brown, Jr.	Director

* Steven E. Frushtick	Director

* Peter P. Post	Director

* Peter G. Kunkel	Director, Chairman of the Board and President (Principal Executive Officer)

* Marc Cahn	Director, Senior Vice President, Assistant Secretary and Division General Counsel

* Elizabeth Belanger	Director and Vice President

* John T. Mallett	Director and Vice President

* Eric J. Martin	Controller

* C. Michiel van Katwijk	Senior Vice President and Treasurer (Principal Financial Officer)

/s/ Arthur D. Woods * Signed by Arthur D. Woods As Attorney-in-Fact pursuant to Powers of Attorney

EXHIBIT INDEX

1.A.(8)(c)	Agreement between ML Life Insurance Company of New York and Merrill Lynch, Pierce, Fenner & Smith, Incorporated.

2.	Opinion of counsel as to the legality of the securities being registered.

5.	Auditors’ Consent.

6.	Powers of Attorney.